Form 10-K, Exhibit 13
period 1997-01-31
RDO EQUIPMENT CO
filed 1997-04-29
CIK 1023902

                                                                   Exhibit 13.1

                        1997 ANNUAL REPORT TO SHAREHOLDERS
              (pages 13 through 35 and selected portions of page 37)

SELECTED FINANCIAL DATA


                                                                           FISCAL YEAR ENDED JANUARY 31,

(in thousands, except store and per share data)        1997          1996          1995         1994         1993        1992
------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
Revenues:
  Wholegoods sales                                 $224,094      $164,054      $135,704     $106,600     $ 73,516    $ 49,097
  Parts and service                                  75,820        58,998        48,206       37,512       31,862      22,129
  Rental                                              2,499           505            --           --           --          --
------------------------------------------------------------------------------------------------------------------------------
    Total revenues                                  302,413       223,557       183,910      144,112      105,378      71,226
Cost of sales                                       245,287       180,839       148,111      116,369       83,548      56,422
------------------------------------------------------------------------------------------------------------------------------
Gross profit                                         57,126        42,718        35,799       27,743       21,830      14,804
Selling, general, and administrative expense         41,275        31,655        24,893       20,577       16,737      11,929
------------------------------------------------------------------------------------------------------------------------------
Operating income                                     15,851        11,063        10,906        7,166        5,093       2,875
Interest expense, net                                (5,046)       (2,994)       (1,093)      (1,334)        (908)     (1,126)
------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                           10,805         8,069         9,813        5,832        4,185       1,749
Pro forma provision for income taxes (1)              4,322         3,228         3,925        2,332        1,674         700
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Pro forma net income                               $  6,483      $  4,841      $  5,888     $  3,500     $  2,511    $  1,049
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Pro forma net income per share                     $    .68          $.51
--------------------------------------------------------------------------
--------------------------------------------------------------------------
Weighted average shares outstanding                   9,459         9,429
--------------------------------------------------------------------------
--------------------------------------------------------------------------

SELECTED OPERATING DATA:
Comparable store sales increase                         26%           11%           25%          32%          12%          --
Stores open at beginning of period                       26            22            22           21           17          15
  Stores opened                                           1             2             0            0            0           1
  Stores acquired                                         5             2             0            1            4           1
------------------------------------------------------------------------------------------------------------------------------
Stores open at end of period                             32            26            22           22           21          17
------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                               $  3,656      $  9,993      $  1,208     $    627     $    681    $    561
Depreciation and amortization                         2,606         1,326           690          668          584         504

AS OF JANUARY 31,
------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET
Working capital                                    $ 72,744      $ 26,596      $ 26,700     $ 22,019     $ 15,284    $  9,846
Inventories                                         130,955       115,616        77,204       64,768       55,582      40,175
Total assets                                        181,551       148,093        98,315       83,341       68,660      46,129
Floor plan payables (2)                              64,331        91,614        53,581       46,644       45,149      28,067
Total debt                                           14,409        10,638         3,277        2,946        6,698       6,283
Stockholders' equity                                 87,795        34,284        30,467       24,503       11,105       7,006


(1) Prior to January 20, 1997, the Company elected to be treated as an S corporation under the Internal Revenue Code. The pro forma provision for income taxes is computed as if the Company were subject to corporate income taxes based on the tax laws in effect during these fiscal years.
(2) Includes interest bearing and non-interest bearing liabilities incurred in connection with inventory financing.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company distributes, sells, services and rents construction and agricultural equipment to customers primarily operating in the construction, materials handling and agricultural industries, as well as to units of state, local and federal government and utility companies. The Company's primary supplier of new equipment and parts is Deere & Company (Deere). The Company operates the largest network of John Deere construction retail equipment stores and agricultural retail equipment stores in the United States. The Company's stores are located in Arizona, California, Minnesota, North Dakota, South Dakota, Texas and Washington.

The Company's growth in recent years has been due to its ability to grow market share within its existing Deere areas of responsibility, to increase same store sales, to open additional retail locations, and to acquire additional construction and agricultural dealerships. The acquisitions are primarily the result of consolidation trends among Deere dealers, Deere's support of the trend and Deere's support of the Company as an acquirer.

In January 1997, the Company completed an initial public offering of Class A Common Stock, issuing 4,830,000 shares ("Offering"). The proceeds of the Offering, $68.3 million after offering costs, have been or will be used to repay indebtedness incurred to finance acquisitions in the aggregate amount of approximately $10.1 million, to make an S corporation distribution of approximately $15.0 million in connection with the termination of the Company's S corporation tax status, and to finance future acquisitions, new stores, internal growth and working capital needs.

The Company generates its revenues from sales of new and used equipment (wholegoods), sales of parts and service, and the rental of equipment. In addition to sales of new and used equipment, wholegoods sales include equipment purchased under rent-to-purchase agreements. Generally under such agreements, the customer is given a period of up to six months to exercise the option to purchase the rented equipment and is allowed to apply a portion of the rental payments to the purchase price. This rent-to-purchase equipment is included in the Company's inventory until the option is exercised and the equipment is purchased. Rental includes only rental income derived from the Company's dedicated rental fleet and does not include rental payments made on rent-to-purchase equipment.

The Company's highest gross margins have historically been generated from its parts and service revenues. One of the Company's operating strategies is to increase the demand for parts and service by establishing, and then increasing, the base of wholegoods held by its customers. Due to product warranty time frames and usage patterns by customers, there generally is a time lag between wholegoods sales and the generation of significant parts and service revenues from such sales. As a result of this time lag, increases in parts and service revenues do not necessarily coincide with increases in wholegoods sales. In addition, due to differences in gross margins between wholegoods sales and parts and service revenues, gross margin percentages may decline as the Company builds wholegoods market share.

The Company generally experiences lower levels of equipment sales during the period from November through April, affecting its first and fourth fiscal quarters, due to the crop growing season and winter weather conditions in the Midwest. Typically, farmers purchase agricultural equipment immediately prior to planting or harvesting crops, which occurs during the Company's second and third fiscal quarters. As a result, sales of agricultural equipment generally are lower in the Company's first and fourth fiscal quarters. Winter weather in the Midwest also limits construction activity and, therefore, also typically results in lower sales of construction equipment in the first and fourth fiscal quarters.

The Company requires cash primarily for financing its inventory of wholegoods and replacement parts, acquisitions of additional dealerships and capital expenditures. Historically, the Company has met these liquidity requirements primarily through cash flow generated from operating activities, floor plan financing, and borrowings under credit agreements with Deere, Deere Credit Services, Inc. ("Deere Credit"), Ag Capital Company ("Ag Capital"), and commercial banks. Floor plan financing from Deere and

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Deere Credit represents the primary source of financing for wholegoods inventories, particularly for equipment supplied by Deere. All lenders receive a security interest in the inventory financed. Deere and Deere Credit offer floor plan financing to Deere dealers for extended periods and with varying interest-free periods, depending on the type of equipment, to enable dealers to carry representative inventories of equipment and to encourage the purchase of goods by dealers in advance of seasonal retail demand. Down payments are not required and interest may not be charged for a substantial part of the period for which inventories are financed. Variable market rates of interest based on the prime rate are charged on balances outstanding after any interest-free periods, which are currently six to twelve months for agricultural equipment and one to five months for construction equipment. Deere also provides financing to dealers on used equipment accepted in trade and approved equipment from other suppliers.

The Company believes that it has benefited from generally favorable economic conditions during recent years, including, with respect to its Agricultural Division, favorable grain prices which have resulted in a strong farming economy and, with respect to its Construction Division, favorable construction markets. Price increases by suppliers of the Company's products have not historically had a significant impact on the Company's results of operations.

The results of operations of the following acquisitions have been included with the Company's results of operations only for the periods specified:

In February 1995, the Company purchased the assets and assumed certain liabilities of a Deere construction equipment dealership in Southern California which consisted of two full-service construction stores located in San Diego and Riverside, California with a Deere area of responsibility contiguous with the Company's area of responsibility in Arizona, resulting in operating efficiencies. The results of operations of the acquired business are included in the Company's results of operations beginning in February 1995.

Effective July 1, 1996, the Company completed the acquisition of a Deere construction equipment dealership in Central Texas, with three stores located in the Dallas-Fort Worth and Waco, Texas metropolitan areas with a Deere area of responsibility covering the 35 surrounding counties. The Company acquired certain assets and assumed certain liabilities. The purchase price for the net assets was approximately $8.4 million, which was financed through a note payable to Ag Capital, with an interest rate at the prime rate (which was 8.25%), which note was repaid out of the net proceeds of the Offering. The acquisition was accounted for under the purchase method of accounting and the results of operations of the Central Texas stores are included in the Company's results of operations beginning July 1, 1996.

Effective October 1, 1996, the Company completed the acquisition of a Deere agricultural equipment dealership with two stores located in Pasco and Sunnyside, Washington. The Company acquired certain assets and assumed certain liabilities. The purchase price for the net assets was approximately
$2.7 million, and was financed in part by a $1.0 million note payable to the seller, with the remainder financed through a note payable to Ag Capital with an interest rate at the prime rate (which was 8.25%), which note was repaid out of the net proceeds of the Offering. This acquisition was accounted for under the purchase method of accounting and the results of operations of the Washington stores are included in the Company's results of operations beginning October 1, 1996.

Beginning November 1, 1989, the Company was an S corporation and not subject to tax on its net income. The Company's S election was terminated in January 1997. The pro forma provision for taxes and net income reflect the impact of the tax provision as if the Company were subject to income taxes (at an assumed rate of 40%) for the periods presented.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain financial data as a percentage of total revenues:


                                    FISCAL YEAR ENDED JANUARY 31,
                                    1997        1996       1995
------------------------------------------------------------------
Revenues
  Wholegoods sales                    74.1%      73.4%      73.8%
  Parts and service                   25.1       26.4       26.2
  Rental                               0.8        0.2         --
------------------------------------------------------------------
Total revenues                       100.0%     100.0%     100.0%
------------------------------------------------------------------
------------------------------------------------------------------
Gross profit                          18.9%      19.1%      19.5%
Selling, general, and
  administrative expense              13.6       14.2       13.5
------------------------------------------------------------------
Operating income                       5.3        4.9        6.0
Interest expense, net                  1.7        1.3        0.6
Pro forma provision for taxes (1)      1.5        1.4        2.2
------------------------------------------------------------------
Pro forma net income (1)               2.1%       2.2%       3.2%
------------------------------------------------------------------
------------------------------------------------------------------


(1) Pro forma provision for taxes and pro forma net income reflect the impact of the tax provision as if the Company were a C corporation subject to income taxes (at an assumed rate of 40%) during these periods.

FISCAL YEAR ENDED JANUARY 31, 1997 COMPARED
TO FISCAL YEAR ENDED JANUARY 31, 1996

REVENUES

Revenues increased approximately $78.8 million, or 35.3%, from $223.6 million for fiscal 1996 to $302.4 million for fiscal 1997. Construction operations contributed approximately $52.5 million of this increase, with revenues increasing 37.8% to $191.5 million. The increase in construction revenues was due in part to a change in the discount program offered by Deere on governmental sales. During fiscal 1996, Deere significantly reduced the discounts it offered for sales to the government sector. As a result, the Company's pricing on governmental sales was less competitive and it lost market share and sales in fiscal 1996. In fiscal 1997, Deere reversed the adjustments it had made to the discounts, resulting in the Company being able to be more competitive and increase sales. Also adding to the increase in construction revenues was a substantial increase in market share and an increase in product support, resulting from the continued implementation of the Company's operating model. In addition, $15.0 million of the increase in revenues from construction operations resulted from the inclusion of seven months of operations of the Central Texas operations, the acquisition of which was effective July 1, 1996. The May 1995 opening of a construction store in Prescott, Arizona, the addition of an undercarriage service facility at the Company's construction store in Riverside, California, and the November 1995 addition of a dedicated construction equipment rental fleet in the Southwest region also contributed to the increase in total revenues.

Agricultural operations contributed the remaining increase in revenues of approximately $26.3 million, with revenues in fiscal 1997 increasing 31.1% to $110.9 million. Of this increase in agricultural revenues, $6.1 million was due to the Company's October 1, 1996 acquisition of the Washington operations. A portion of the increase in total revenues was the result of a shift in business from the fourth quarter of the previous fiscal year due to the cold weather and farmer uncertainty about the United States farm program. In addition, a highly positive outlook of farmers for the agricultural economy generated increased activity in all aspects of the Company's agricultural operations.

Wholegoods sales increased approximately $60.0 million in fiscal 1997, or 36.6%, from $164.1 million for fiscal 1996 to $224.1 million for fiscal 1997. Construction operations contributed approximately $38.7 million of this increase, with sales increasing 38.9% to $138.1 million. Of this increase, $10.5 million was due to the acquisition of the Central Texas operations. Agricultural operations contributed the remaining increase of approximately $21.3 million, with sales increasing 32.9% to $86.0 million. Of this increase, $4.3 million was due to the acquisition of the Washington agricultural operations. The increase in wholegoods sales in fiscal 1997 for both the Construction and Agricultural Divisions was due to the factors discussed in the preceding paragraphs. Wholegoods sales also increased as a result of the Company's marketing strategy,

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

which focuses on increased market share, customer relationship training of its sales force, and utilization of software to track and manage sales calls.

Parts and service revenue increased approximately $16.8 million, or 28.5%, from $59.0 million for fiscal 1996 to $75.8 million for fiscal 1997. Of this increase, $6.2 million was due to the acquisitions of the Central Texas and Washington operations and the majority of the remaining portion of the increase was due to the increase in the base of wholegoods owned by the Company's customers. Parts and service revenue did not grow at the same rate as wholegoods sales, partially due to the time lag factor discussed above and partially due to service capacity constraints, both in facilities and personnel. The Company has added, and continues to add, service bay facilities and personnel to its stores to expand its service capacity. The May 1995 opening of the undercarriage service facility at the construction store in Riverside, California contributed approximately $1.1 million of parts and service revenue in fiscal 1996 compared to $2.2 million in fiscal 1997.

Rental revenue of $2.5 million was generated in fiscal 1997 as the result of the commencement of construction equipment rental operations in the Southwest region in November 1995 compared to $505,000 in fiscal 1996.

GROSS PROFIT

Gross profit increased approximately $14.4 million, or 33.7%, from $42.7 million for fiscal 1996 to $57.1 million for fiscal 1997. Gross profit as a percentage of total revenues for fiscal 1997 and 1996 was 18.9% and 19.1%, respectively. The Company's highest gross margins are derived from its parts and service revenues. For these periods, there was a small change in the revenue mix between wholegoods sales and parts and service revenues which contributed to the reduction in gross margin percent.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSE

Selling, general, and administrative expense as a percentage of total revenues decreased from 14.2% for fiscal 1996 to 13.6% for fiscal 1997, due primarily to relatively stable fixed costs compared to a larger base of total revenues. Total selling, general, and administrative expense increased approximately
$9.6 million, from $31.7 million for fiscal 1996 to $41.3 million for fiscal 1997. Approximately $3.7 million of the increase was due to the operations acquired during fiscal 1997. The remaining portion of the increase was primarily due to increases in variable expenses, such as commissions and bonus incentives, incurred in connection with generating higher total revenues and net income.

INTEREST EXPENSE

Interest expense increased approximately $1.9 million, or 50%, from $3.8 million for fiscal 1996 to $5.7 million for fiscal 1997. The increase was due primarily to the increased levels of floor plan payables associated with higher inventory levels, the financing of the construction equipment rental fleet discussed above, and the acquisition debt associated with the acquisitions of the Central Texas and Washington operations.

PRO FORMA PROVISION FOR TAXES

In the fourth quarter of fiscal 1997, the Company recognized a one-time income tax benefit of $300,000 due to changing its status from an S corporation to a C corporation during the period. This benefit is excluded from pro forma net income and pro forma net income per share which are being reported as if the Company had been a taxable entity for fiscal 1997 and 1996. The pro forma provision for taxes as a percentage of pretax income was consistent between these two periods at an assumed rate of 40%.

PRO FORMA NET INCOME

Pro forma net income increased approximately $1.7 million, or 35.4%, to $6.5 million, or $0.68 per share, for fiscal 1997, compared to $4.8 million, or $0.51 per share, for fiscal 1996.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


FISCAL YEAR ENDED JANUARY 31, 1996 COMPARED
TO FISCAL YEAR ENDED JANUARY 31, 1995

REVENUES

Revenues increased approximately $39.7 million, or 21.6%, from $183.9 million for fiscal 1995 to $223.6 million for fiscal 1996. Construction operations contributed approximately $28.3 million of this increase with revenues increasing 25.7% to $139.0 million. Approximately $16.9 million of the increase in construction revenues was due to the Company's February 1995 acquisition of the California operations. Approximately $2.0 million of the construction revenues increase was due to the Prescott, Arizona store, which opened in May 1995. Excluding the California and Prescott operations, same store construction revenues increased approximately $9.4 million, or 8.5%, from $110.6 million in fiscal 1995 to $120.0 million in fiscal 1996. The same store construction revenues increased at a lower rate than in prior fiscal years due in part to a change in the discount program offered by Deere on sales to the government sector. During fiscal 1996, Deere significantly reduced the discounts it offered on such sales. As a result, the Company's pricing on governmental sales was less competitive and it experienced reductions in market share and sales to the government sector. The Company was able to replace a portion of these governmental sales with other sales, but not to the extent necessary to achieve its expected growth rate in same store sales. It should be noted that in fiscal 1997 Deere reversed the adjustments it had made to the discount program on governmental sales and increased the discounts back to their previous levels. Also impacting total revenues in fiscal 1996 were weather factors in the Midwest. The winter of 1995/1996 was extremely cold, with numerous record low temperatures set in both December 1995 and January 1996. As a result, customers in the Midwest did not buy wholegoods and equipment was not able to be moved for normal servicing.

Agricultural operations contributed the remaining increase in revenues of approximately $11.3 million, with agricultural revenues increasing 15.4% to $84.6 million. All of the increase in agricultural revenues was due to same store sales increases, primarily as a result of the successful implementation of the Company's strategy to increase its market share. The rate of increase in same store sales for the Agricultural Division was not as high as prior years due to the same weather factors that impacted construction sales and farmer uncertainty about the United States farm program. During fiscal 1995 and 1996, all of the Company's agricultural stores were located in the Midwest. Through the first three quarters of fiscal 1996, total agricultural revenues had increased 22.0% over the same period of fiscal 1995. The extremely cold weather in the fourth quarter of fiscal 1996 was the primary factor for a 10.5% decrease in revenues from the same quarter in fiscal 1995.

Wholegoods sales increased approximately $28.3 million, or 20.9%, from $135.7 million in fiscal 1995 to $164.0 million in fiscal 1996. Construction operations contributed approximately $17.8 million of this increase, with sales increasing 21.8% to $99.4 million. Of this increase, $9.2 million was due to the acquisition of the California operations, and $1.7 million was due to the opening of the Prescott store. Excluding the California and Prescott operations, same store sales of construction wholegoods increased approximately
$6.9 million, or 8.5%, to $88.5 million. Agricultural operations contributed the remaining increase in wholegoods sales of approximately $10.5 million, with sales increasing 19.4% to $64.6 million. All of the increase in agricultural wholegoods sales was due to same store sales increases. The Construction Division was affected by the change in the Deere discount program on governmental sales and the weather factors discussed above, which slowed the rate of same store sales increases, while the reduction in the rate of same store sales increases for the Agricultural Division was due to the weather factors discussed above. Wholegoods sales also increased as a result of the Company's marketing strategy, which focuses on increased market share, customer relationship training of its sales force, and utilization of software to track and manage sales calls.

Parts and service revenue increased approximately $10.7 million, or 22.4%, from $48.2 million in fiscal 1995 to $59.0 million in fiscal 1996. Approximately $7.6 million of the increase was due to the acquisition of the California operations and $292,000 was due to the newly-opened Prescott store. Excluding the California and Prescott oper-

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


ations, same store parts and service revenue increased approximately $2.9 million, or 6.0%, to $51.1 million in fiscal 1996. Parts and service growth did not keep pace with the rates of increase in prior years due in part to the weather factors discussed above. In addition, parts and service revenue growth did not keep pace with the growth in wholegoods sales due to service capacity constraints, both in facilities and personnel. The Company has added, and continues to add, service bay facilities and personnel to its stores to expand its service capacity.

The Company commenced construction equipment rental operations in the fourth quarter of fiscal 1996 by implementing a rental fleet of construction equipment in the Southwest region. Rental revenue was $505,000 in fiscal 1996.

GROSS PROFIT

Gross profit increased approximately $6.9 million, or 19.3%, from $35.8 million in fiscal 1995 to $42.7 million in fiscal 1996. Gross profit as a percentage of total revenues decreased slightly from 19.5% in fiscal 1995 to 19.1% in fiscal 1996. Lower gross margins resulted in large part from reduced Deere discounts on governmental sales of construction equipment. In an effort to offset the reduction in the volume of sales to the governmental sector, the Company pursued an aggressive pricing policy with respect to other construction wholegoods sales. In addition, the Company had a marketing strategy designed to increase market share at newly-acquired construction stores by competing more aggressively on price for selected wholegoods in those markets.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSE

As a percentage of total revenues, selling, general, and administrative expense increased from 13.5% in fiscal 1995 to 14.2% in fiscal 1996. Total selling, general, and administrative expense increased by approximately $6.7 million, or 27.2%, from fiscal 1995 to fiscal 1996. This increase was primarily due to expenses incurred by the California construction stores acquired in fiscal 1996, which have higher compensation and occupancy costs relative to the Company's other construction stores. Approximately
$4.1 million of the increase was due to expenses associated with the California and Prescott operations. Excluding these operations, selling, general, and administrative expense increased approximately $2.6 million, or 10.4%, primarily due to increases in variable expenses such as commissions and incentive bonuses incurred in connection with generating higher total revenues.

INTEREST EXPENSE

Interest expense increased approximately $1.9 million, or 100.0%, from $1.9 million in fiscal 1995 to $3.8 million in fiscal 1996. Approximately $400,000 of the increase was associated with inventory financing for the California and Prescott operations. Approximately $75,000 of the increase was associated with the financing of the Company's construction equipment rental fleet. The remaining $1.4 million increase was a result of increased levels of floor plan payables incurred as a result of higher inventory levels, a change in Deere floor plan payment terms, which shortened the interest-free period on certain purchases of construction equipment, and an increase in the weighted average interest rate on interest bearing floor plan financing from 7.25% in fiscal 1995 to 8.83% in fiscal 1996.

PRO FORMA PROVISION FOR TAXES

Pro forma provision for taxes as a percentage of pretax income was consistent between these two periods at an assumed rate of 40%.

PRO FORMA NET INCOME


Pro forma net income decreased by approximately $1.1 million, or 18.6%, from $5.9 million in fiscal 1995 to $4.8 million in fiscal 1996.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


LIQUIDITY AND CAPITAL RESOURCES

The Company requires cash primarily for financing its inventories of wholegoods and replacement parts, acquisitions of additional dealerships, and capital expenditures. Historically, the Company has met these liquidity requirements primarily through cash flow generated from operating activities, floor plan financing, and borrowings under credit agreements with Deere, Deere Credit, Ag Capital, and commercial banks. In addition, in January 1997, the Company completed its initial public offering raising net proceeds of $68.3 million which is being used to satisfy the Company's working capital needs.

Floor plan financing from Deere and Deere Credit represents the primary source of financing for wholegoods inventories, particularly for equipment supplied by Deere. All lenders receive a security interest in the inventory financed. Deere and Deere Credit offer floor plan financing to Deere dealers for extended periods and with varying interest-free periods, depending on the type of equipment, to enable dealers to carry representative inventories of equipment and to encourage the purchase of wholegoods by dealers in advance of seasonal retail demand. Down payments are not required and interest may not be charged for a substantial part of the period for which inventories are financed. Variable market rates of interest based on the prime rate are charged on balances outstanding after any interest-free periods, which are currently six to twelve months for agricultural equipment and one to five months for construction equipment. Deere also provides financing to dealers on used equipment accepted in trade and approved equipment from other manufacturers.

The Company annually reviews the terms of its financing with its lenders, including the interest rate. In fiscal 1997, 1996 and 1995 the average interest rate under interest bearing floor plan financing was approximately 8.25%, 8.85%, and 7.25%, respectively. As of January 31,1997 the Company had outstanding floor plan payables of approximately $64.3 million, of which $15.3 million was then interest bearing.

During fiscal 1997, operating activities used net cash of $31.9 million versus providing net cash of $12.1 million in fiscal 1996 and $3.2 million in fiscal 1995. The changes in fiscal 1997 and 1996 were primarily attributable to decreased and increased levels of floor plan payables, respectively.

Cash used for investing activities in fiscal 1997, 1996 and 1995 was $14.3 million, $11.8 million and $1.3 million, respectively. The cash used in fiscal 1997 was primarily related to dealership acquisitions. The cash used in fiscal 1996 was primarily due to the purchase of construction equipment for the Company's rental operations in the Southwest and for the acquisition of dealerships.

Cash provided by financing activities amounted to $45.9 million for fiscal 1997 and was primarily attributable to net proceeds of $68.3 million from the initial public offering, partially offset by the distribution to its stockholders of $25.0 million of previously undistributed accumulated
S corporation earnings. In fiscal 1996 and 1995 the Company utilized net cash from financing activities of $200,000 and $1.5 million, respectively.

The Company believes cash from operations, available cash and borrowing capacity will be sufficient to fund its planned capital expenditures for fiscal 1998.

INCOME TAXES

Prior to January 20, 1997, the Company had elected to be treated as an S corporation for income tax purposes, and the Company's stockholders paid the income taxes on the Company's taxable income directly. The Company made distributions to its stockholders of $25.0 million, $4.3 million and $3.8 million during fiscal 1997, 1996 and 1995, respectively. The increase in distributions in fiscal 1997 relates to the Company's termination of its S corporation federal tax status and the corresponding distribution of the previously undistributed accumulated S corporation earnings, of which $830,000 was unpaid as of January 31, 1997.

As a result of the termination of its S corporation election in fiscal 1997, the Company recorded a net deferred income tax asset of $300,000, which relates primarily to

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

the timing differences between financial and income tax reporting of certain items attributable to the periods in which the Company elected to be treated as an S corporation.

EFFECTS OF INFLATION

Inflation has not had a material impact upon operating results and the Company does not expect it to have such an impact in the future. To date, in those instances in which the Company has experienced cost increases, it has been able to increase selling prices to offset such increases in cost. There can be no assurance, however, that the Company's business will not be affected by inflation or that it can continue to increase its selling prices to offset increased costs and remain competitive.

SEASONALITY

The Company generally experiences a higher volume of wholegoods sales in the second and third fiscal quarters of each fiscal year due to the crop growing season and winter weather conditions in the Midwest. Typically, farmers purchase agricultural equipment immediately prior to planting or harvesting crops, which occurs during the Company's second and third fiscal quarters. As a result, sales of agricultural equipment generally are lower in the first and fourth fiscal quarters. Winter weather in the Midwest also limits construction to some degree and, therefore, also typically results in lower sales of construction equipment in the first and fourth fiscal quarters. If the Company acquires operations in geographical areas other than where it currently has operations, it may be affected by other seasonal or equipment buying trends.

CONSOLIDATED STATEMENTS OF OPERATIONS           RDO EQUIPMENT CO. AND SUBSIDIARY

                                                  FOR THE YEARS ENDED JANUARY 31
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)         1997          1996           1995
-----------------------------------------------------------------------------------------
REVENUES:
  Wholegoods sales                            $224,094       $164,054       $135,704
  Parts and service                             75,820         58,998         48,206
  Rental                                         2,499            505             --
-----------------------------------------------------------------------------------------
    Total revenues                             302,413        223,557        183,910

COST OF SALES                                  245,287        180,839        148,111
-----------------------------------------------------------------------------------------
GROSS PROFIT                                    57,126         42,718         35,799

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES    41,275         31,655         24,893
-----------------------------------------------------------------------------------------
    Operating income                            15,851         11,063         10,906

INTEREST EXPENSE                                (5,720)        (3,817)        (1,895)

INTEREST INCOME                                    674            823            802
-----------------------------------------------------------------------------------------

    Income before income taxes                  10,805          8,069          9,813

INCOME TAX BENEFIT                                 300             --             --
-----------------------------------------------------------------------------------------
NET INCOME                                    $ 11,105       $  8,069       $  9,813
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------

UNAUDITED PRO FORMA DATA (Note 7):
  Income before income taxes                  $ 10,805       $  8,069       $  9,813
  Pro forma provision for income taxes           4,322          3,228          3,925
-----------------------------------------------------------------------------------------

  Pro forma net income                        $  6,483       $  4,841       $  5,888
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------

  Pro forma net income per share              $    .68       $    .51
---------------------------------------------------------------------------
---------------------------------------------------------------------------

  Weighted average shares outstanding            9,459          9,429
---------------------------------------------------------------------------
---------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.


CONSOLIDATED BALANCE SHEETS                     RDO EQUIPMENT CO. AND SUBSIDIARY




                                                                                      AS OF JANUARY 31
(IN THOUSANDS)                                                                       1997           1996
---------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                                      $    459       $    787
  Accounts receivable (less allowance for doubtful accounts of $929 and $555)      24,982         15,533
  Receivables from affiliates                                                          --            490
  Inventories                                                                     130,955        115,616
  Prepaid expenses                                                                    499            312
  Deferred income tax benefit                                                         540             --
---------------------------------------------------------------------------------------------------------
    Total current assets                                                          157,435        132,738
PROPERTY AND EQUIPMENT, net                                                        15,642         13,039
OTHER ASSETS:
  Deposits                                                                          1,360          1,579
  Goodwill and other, net of accumulated amortization of $185 and $41               7,114            737
---------------------------------------------------------------------------------------------------------
    Total assets                                                                 $181,551       $148,093
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Floor plan payables                                                            $ 64,331       $ 91,614
  Notes payable and current maturities of long-term debt-
    Banks and others                                                                4,933          2,835
    Affiliates                                                                        651            136
  Accounts payable                                                                  5,153          4,104
  Accrued liabilities                                                               5,652          3,350
  Customer advance deposits                                                         3,141          4,103
  Dividends payable                                                                   830             --
---------------------------------------------------------------------------------------------------------
    Total current liabilities                                                      84,691        106,142
LONG-TERM DEBT, net of current maturities:
  Banks and others                                                                  3,522          6,469
  Affiliates                                                                        5,303          1,198
DEFERRED INCOME TAXES                                                                 240             --
---------------------------------------------------------------------------------------------------------
    Total liabilities                                                              93,756        113,809
---------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Note 9)
STOCKHOLDERS' EQUITY (Note 8):
  Preferred stock                                                                      --             --
  Common stocks-
    Class A                                                                            57              9
    Class B                                                                            75             75
  Additional paid-in capital                                                       84,447         16,284
  Retained earnings                                                                 3,216         17,916
---------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                                     87,795         34,284
---------------------------------------------------------------------------------------------------------
    Total liabilities and stockholders' equity                                   $181,551       $148,093
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated balance sheets.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY  RDO EQUIPMENT CO. AND SUBSIDIARY


FOR THE YEARS ENDED JANUARY 31, 1997, 1996 AND 1995
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                 COMMON STOCK
                                       ---------------------------------------        ADDITIONAL
                                                                         TOTAL          PAID-IN       RETAINED
                                        CLASS A             CLASS B     AMOUNT          CAPITAL       EARNINGS         TOTAL
-----------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1994               891,508           7,458,492     $  84          $16,216        $ 8,203        $24,503
  Net income                                 --                  --        --               --          9,813          9,813
  Dividends paid                             --                  --        --               --         (3,849)        (3,849)
-----------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1995               891,508           7,458,492        84           16,216         14,167         30,467
  Issuance of common stock               20,383                 --        --                68            --              68
  Net income                                 --                  --        --               --          8,069          8,069
  Dividends paid                             --                  --        --               --         (4,320)        (4,320)
-----------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1996               911,891           7,458,492        84           16,284         17,916         34,284
  Issuance of common stock            4,830,000                  --        48           68,231             --         68,279
  Purchase of common stock              (20,383)                 --        --              (68)            --           (68)
  Net income                                 --                  --        --               --         11,105         11,105
  Dividends paid and payable                 --                  --        --               --        (25,805)       (25,805)
-----------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1997             5,721,508           7,458,492      $132          $84,447        $ 3,216        $87,795
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS           RDO EQUIPMENT CO. AND SUBSIDIARY


                                                                                     FOR THE YEARS ENDED JANUARY 31
(IN THOUSANDS)                                                                      1997            1996          1995
------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
  Net income                                                                     $ 11,105         $8,069         $9,813
  Adjustments to reconcile net income to net cash
   provided by (used for) operating activities-
    Depreciation and amortization                                                   2,606          1,326            690
    Deferred tax benefit                                                             (300)            --             --
    Change in operating assets and liabilities:
    Accounts and notes receivable                                                  (8,959)          (432)        (5,285)
    Inventories                                                                    (1,330)       (29,266)       (12,436)
    Prepaid expenses                                                                 (185)           (36)          (199)
    Deposits                                                                          218           (343)          (405)
    Floor plan payables                                                           (37,193)        32,723          8,995
    Accounts payable and accrued liabilities                                        3,085           (125)           971
    Customer advance deposits                                                        (962)           184          1,072
-------------------------------------------------------------------------------------------------------------------------
     Net cash provided by (used for) operating activities                         (31,915)        12,100          3,216
-------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
  Purchase of property and equipment                                               (3,656)        (9,993)        (1,208)
  Purchase of net assets of dealerships                                           (10,100)        (1,263)            --
  Other, net                                                                         (516)          (571)           (46)
-------------------------------------------------------------------------------------------------------------------------
    Net cash used for investing activities                                        (14,272)       (11,827)        (1,254)
-------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt                                          7,432          5,862            250
  Payments on long-term debt                                                       (2,757)          (510)          (565)
  Net payments of bank lines and short-term notes payable                          (2,052)        (1,269)        (1,711)
  Proceeds from collection of notes receivable from affiliates                         --             --          1,259
  Issuance of common stock, net of issuance costs                                  68,279             68             --
  Purchase of common stock                                                            (68)            --             --
  Payment of dividends                                                            (24,975)        (4,320)          (761)
-------------------------------------------------------------------------------------------------------------------------
    Net cash provided by (used for) financing activities                           45,859           (169)        (1,528)
-------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH                                                          (328)           104            434

CASH AND CASH EQUIVALENTS, beginning of year                                          787            683            249
------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, end of year                                            $   459          $ 787         $  683
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS      RDO EQUIPMENT CO. AND SUBSIDIARY

1. NATURE OF BUSINESS:

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the results of RDO Equipment Co.
(RDO) and its wholly owned subsidiary, Minnesota Valley Irrigation, Inc. (MVI). RDO acquired MVI in January 1997 when both were owned and controlled by the same majority stockholder. The acquisition was effected through the issuance of 191,725 shares of RDO common stock. Because RDO and MVI were under common control, the acquisition was accounted for essentially as a pooling of interests. RDO and MVI, collectively, are referred to herein as the Company.

BUSINESS

The Company is engaged in the sale, servicing and rental of construction and agricultural equipment to customers primarily in the construction and agricultural industries and to governmental agencies. The Company's headquarters are located in Fargo, North Dakota. The Company owns and operates construction and agricultural equipment dealerships located in Arizona, California, Minnesota, North Dakota, South Dakota, Texas and Washington. Accordingly, the Company's results of operations can be significantly impacted by the general economic health of the construction and agricultural industries. MVI is a dealer involved in the sales and service of irrigation equipment and vegetable storage ventilation systems.

The Company's major supplier of new equipment and parts for sale is Deere & Company (Deere), which accounted for 49%, 48% and 47% of total revenues for fiscal years 1997, 1996 and 1995, respectively. No other supplier's equipment accounted for more than 10% of total revenues.

As discussed in Note 10, the Company has significant transactions with related parties, primarily related to financing arrangements.

DEALERSHIP AGREEMENTS

The Company has entered into agreements with Deere which authorize the Company to act as an authorized dealer of Deere construction and agricultural equipment. The dealer agreements continue until terminated by Deere or the Company in accordance with the specified provisions.

The Company is required to meet certain performance criteria and equity ratios, maintain suitable facilities, actively promote the sale of Deere equipment, fulfill warranty obligations and maintain stores only in the authorized locations. The Company's principal stockholder is also required to maintain certain voting control and ownership interests. The agreements also contain certain provisions that must be complied with in order to retain the Company's dealership agreements in the event of the death of the controlling stockholder and a subsequent change in control, as defined. The Company was in compliance with the terms of the Deere agreements at January 31, 1997.

Deere is obligated to make floor plan and other financing programs available to the Company that it offers to other dealers, provide promotional and marketing materials, and authorize the Company to use Deere trademarks and trade names.

2. SIGNIFICANT ACCOUNTING POLICIES:

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period and disclosure of contingent assets and liabilities. The ultimate results could differ from those estimates. Estimates are used for such items as valuation of used equipment inventory, depreciable lives of property and equipment, allowance for uncollectible accounts, inventory reserves and guarantees. As better information becomes available or as actual amounts are determinable, the recorded estimates are revised.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash equivalents consist primarily of certificates of deposit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS     RDO EQUIPMENT CO. AND SUBSIDIARY



INVENTORIES

All inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out method for new equipment and parts inventory. The specific identification method is used to determine cost for used equipment.

Inventories consisted of the following (in thousands):

                                                           1997           1996
--------------------------------------------------------------------------------
New equipment                                          $ 75,233       $ 72,647
Used equipment                                           40,094         32,056
Parts and other                                          15,628         10,913
--------------------------------------------------------------------------------
    Total                                              $130,955       $115,616
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. Major betterments and improvements which extend the useful life of the related item are capitalized and depreciated. Depreciation is provided for over the estimated useful lives of the individual assets using accelerated and straight-line methods. In fiscal 1996, the Company began using the straight-line method of depreciation exclusively for all new additions. The impact on net income resulting from this change was not material.

Property and equipment consisted of the following as of January 31 (in thousands):

                                                           1997           1996
--------------------------------------------------------------------------------
Land                                                    $   850        $   488
Buildings and improvements                                3,919          3,394
Equipment, furniture and fixtures                         8,064          5,585
Rental equipment                                          8,624          7,750
Construction in progress                                    198             18
--------------------------------------------------------------------------------
    Total                                                21,655         17,235
Accumulated depreciation                                 (6,013)        (4,196)
--------------------------------------------------------------------------------
Property and equipment, net                             $15,642        $13,039
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


REVENUE RECOGNITION

Revenue on equipment and parts sales is recognized upon delivery of product to customers. Rental and service revenue is recognized at the time such services are provided.

PRO FORMA NET INCOME PER SHARE

Pro forma net income per share is computed based on weighted average shares outstanding, adjusted for the number of shares for which proceeds were necessary to fund the $15 million distribution of accumulated undistributed S corporation earnings discussed in Note 7.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121) requires companies to review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. This pronouncement also provides guidance to be considered in performing such reviews. The Company adopted SFAS 121 in the year ended January 31, 1997. The adoption of SFAS 121 did not have a material impact on the Company's financial position or results of operations.

In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128), which changes the way companies calculate their earnings per share (EPS). SFAS 128 replaces primary EPS with basic EPS. Basic EPS is computed by dividing reported earnings by weighted average shares outstanding, excluding potentially dilutive securities. Fully diluted EPS, termed diluted EPS under SFAS 128, is also to be disclosed. The Company is required to adopt SFAS 128 in fiscal 1998 at which time all prior year EPS are to be restated in accordance with SFAS 128. If the Company had adopted the pronouncement during fiscal 1997, the effect of this accounting change on reported earnings per share data would not have been material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS     RDO EQUIPMENT CO. AND SUBSIDIARY



3. BUSINESS COMBINATIONS:

On October 1, 1996, the Company purchased certain assets and assumed certain liabilities of Liberty Agricultural, Inc. (Washington), a full-service agricultural equipment dealership with two stores located in Pasco and Sunnyside, Washington. The total purchase price for the net assets of Washington was approximately $2.7 million and was financed with debt, a portion of which was repaid with net proceeds from the Offering (see Note 8). The purchase agreement also calls for future contingent consideration of up to $750,000 in the event certain performance criteria are met over a three-year period. The Company anticipates accounting for the contingent consideration paid, if any, as compensation expense. The acquisition resulted in goodwill of approximately $1.6 million, which will be amortized over 30 years.

On July 1, 1996, the Company acquired certain assets and assumed certain liabilities of Mega Equipment Company (Central Texas), which consists of three full-service construction stores located in the Dallas/Fort Worth metropolitan area and Waco, Texas. Total consideration for the net assets acquired was approximately $8.4 million and was financed with debt from Ag Capital Company (Ag Capital), which was repaid with a portion of the net proceeds from the Offering (see Note 8). Resulting goodwill of approximately $4.4 million is being amortized over 30 years. The Company also acquired certain new equipment and parts inventory from Deere to stock the Central Texas dealership. Total consideration for such inventory of approximately $7.7 million was financed through Deere floor plan financing arrangements.

In October 1995, the Company acquired all the common stock of Cass County Equipment Co. (Cass), which was controlled by the Company's majority stockholder, in exchange for 233,559 shares of the Company's common stock, $520,000 in cash and a note payable for $375,000. Because the Company and Cass were under common control, the merger has been accounted for essentially as a pooling of interests. Accordingly, the Company's financial statements include the historical carrying amounts of the consolidated net assets and results of the operations of the consolidated entities for all periods presented.

In February 1995, the Company purchased the assets and assumed certain liabilities of Whitney Machinery, Inc. (Whitney). Total consideration for the net assets was $2,699,000. Resulting goodwill of $625,000 is being amortized over 30 years.

The Central Texas, Washington and Whitney acquisitions have been accounted for using the purchase method of accounting, and accordingly, the assets acquired and liabilities of Central Texas, Washington and Whitney have been recorded based upon fair value as of the dates of acquisition. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed has been recorded as goodwill.

Results of operations for these acquisitions have been included in the accompanying consolidated financial statements since the dates of acquisition. The accompanying unaudited consolidated pro forma results of operations for the years ended January 31, 1997 and 1996, give effect to the Offering (see Note 8) and the acquisitions of Central Texas, Washington and Whitney as if they were completed at the beginning of the respective periods. The unaudited pro forma financial information does not purport to represent what the Company's results of operations would actually have been if such transactions in fact had occurred at such date or to project the Company's results of future operations (in thousands, except per share data):

                                                           1997           1996
--------------------------------------------------------------------------------
Revenues                                               $330,977       $265,478
--------------------------------------------------------------------------------
Net income                                             $  9,877       $  8,376
--------------------------------------------------------------------------------
Weighted average shares
    outstanding                                          13,185         13,200
--------------------------------------------------------------------------------
Net income per common and
    common equivalent share                            $    .75       $    .63
--------------------------------------------------------------------------------

4. FLOOR PLAN PAYABLES:

Floor plan payables include borrowings from Deere, Ag Capital and other vendors under floor plan financing arrangements for inventory. The terms of these arrangements generally include a one- to twelve-month interest-free term followed by a term during which interest is charged. Payoff of the floor plan generally occurs at the earlier of sale of the equipment or in accordance with the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS     RDO EQUIPMENT CO. AND SUBSIDIARY

terms of the financing arrangements. All amounts owed to Deere are guaranteed by the majority stockholder of the Company and are collateralized by inventory. Floor plan payables consist of the following as of January 31 (in thousands):

                                                                                     1997           1996
----------------------------------------------------------------------------------------------------------
Interest-bearing:
  Deere Credit Services inventory notes, due as inventory is sold, interest at various rates, 8.25% during fiscal 1997 and 5.65%
    to 9.25% during fiscal 1996                                                   $10,927        $20,015
  Deere & Company payables, due as inventory is sold, interest at various
    rates, 8.75% during fiscal 1997 and 8.25% to 9.00% during fiscal 1996           3,744         17,487
  Ag Capital Company, interest based on prime (8.25% and 8.5%
    at January 31, 1997 and 1996, respectively)                                       347          7,299
  Other                                                                               325            363
----------------------------------------------------------------------------------------------------------
                                                                                   15,343         45,164
----------------------------------------------------------------------------------------------------------
Noninterest-bearing:
  Deere & Company                                                                  46,860         45,147
  Deere Credit Services                                                             1,580             --
  Other                                                                               548          1,303
----------------------------------------------------------------------------------------------------------
                                                                                   48,988         46,450
----------------------------------------------------------------------------------------------------------
Total                                                                             $64,331        $91,614
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------

5. NOTES PAYABLE AND LONG-TERM DEBT:

BANKS AND OTHERS

Notes payable and long-term debt to banks and others consisted of the following as of January 31 (in thousands):

                                                                                     1997           1996
----------------------------------------------------------------------------------------------------------
Deere Credit Services rental equipment notes, due in various amounts through January 2001, interest at various rates from 8.25% to 9.5%,
  collateralized by rental equipment                                               $5,115         $3,533
Bank lines of credit (see below)                                                    1,420          3,472
Other                                                                               1,920          2,299
----------------------------------------------------------------------------------------------------------
  Total                                                                             8,455          9,304
Less short-term notes and current maturities of long-term debt                     (4,933)        (2,835)
----------------------------------------------------------------------------------------------------------
                                                                                   $3,522         $6,469
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------

The Company has bank lines of credit totaling $3,000,000 available through May 1, 1997 at variable interest rates. Bank lines of credit are guaranteed by the majority stockholder of the Company. During the fiscal years ended January 31, 1997, 1996 and 1995, the highest balances outstanding under these lines were $3,000,000, $2,972,000 and $750,000, respectively. The weighted average interest rates on these lines during such periods were 8.58%, 8.41% and 7.94%, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS     RDO EQUIPMENT CO. AND SUBSIDIARY



AFFILIATES

Notes payable and long-term debt due to affiliates consisted of the following as of January 31 (in thousands):

                                                                                1997           1996
-----------------------------------------------------------------------------------------------------
Ag Capital Company, interest (variable 8.25% to fixed 8.61%),
  collateralized by substantially all assets of the Company                   $5,954         $1,334
    Less- Short-term notes and current maturities of long-term debt             (651)          (136)
-----------------------------------------------------------------------------------------------------
                                                                              $5,303         $1,198
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

Future maturities of all debt as of January 31, 1997 are as follows (in thousands):

1998                                                                   $ 5,584
1999                                                                     3,155
2000                                                                     2,312
2001                                                                     1,485
2002                                                                     1,072
Thereafter                                                                 801
--------------------------------------------------------------------------------
                                                                       $14,409
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The Company's debt agreements contain various restrictive covenants which, among other matters, require the Company to maintain minimum net worth levels, as defined, and place limits on additional indebtedness. The Company was in compliance with all debt covenants at January 31, 1997.

6. EMPLOYEE BENEFIT PLANS:

401(k) EMPLOYEE SAVINGS PLAN

The Company's employees participate in a 401(k) employee savings plan sponsored by an affiliate which covers substantially all employees. The Company matches a portion of employee contributions up to an annual maximum of $900 per employee. Contributions to the plan by the Company were $214,000, $194,000 and $151,000 for the fiscal years ended January 31, 1997, 1996 and 1995, respectively.

EMPLOYEE HEALTH BENEFIT TRUST

The Company participates in a tax-exempt voluntary employee benefit trust sponsored by an affiliate which provides health and dental benefits for full-time employees. In the event of a deficiency in the trust, additional monthly premiums could be assessed to the Company; however, management anticipates no substantial increases in premiums at the present time. The maximum liability to the Company is limited by stop-loss insurance to the lesser of $35,000 per employee or 120% of expected claims for the year.

STOCK-BASED COMPENSATION PLAN

The Company adopted the 1996 Stock Incentive Plan (the Plan) to provide incentives to key employees, directors, advisors and consultants of the Company. The Plan, which is administered by the Compensation Committee of the Board of Directors (the Committee) provides for an authorization of shares of Class A common stock for issuance thereunder such that the total number of shares available for issuance under the Plan equals 10% of the total number of shares of Class A common stock issued and outstanding. Under the Plan, the Company may grant eligible recipients incentive stock options, nonqualified stock options, restricted stock, stock appreciation rights, stock awards, or any combination thereof. The Committee establishes the exercise price of any stock options granted under the Plan.

Information regarding the Plan as of January 31, 1997 is as follows:

                                                   SHARES UNDER       EXERCISE
                                                         OPTION          PRICE
--------------------------------------------------------------------------------
Outstanding, end of year                                560,000         $15.50
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Exerciseable, end of year                                40,000         $15.50
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The Company accounts for this stock option plan under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for this plan been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the Company's pro forma net income and pro forma net income per common share would not be materially different from reported amounts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS     RDO EQUIPMENT CO. AND SUBSIDIARY



7. INCOME TAXES:

Prior to January 20, 1997, the Company had elected to be treated as an S corporation under the Internal Revenue Code. Under this election, the Company was not directly subject to income taxes. Instead, corporate taxable earnings were passed through to the stockholders, who were responsible for any taxes which may have been due. The Company previously made distributions to its stockholders to enable them to pay the corresponding taxes on such corporate taxable earnings. In connection with the reorganization and Offering described in Note 8, the Company terminated S corporation federal tax status and changed to a C corporation and, accordingly, is subject to federal and certain state income taxes. In conjunction with this termination, the Company distributed to its stockholders the previously undistributed accumulated S corporation earnings accumulated as of the termination date.

Pro forma net income and pro forma net income per share for the years ended January 31, 1997, 1996 and 1995, have been determined assuming that the Company had been taxed as a C corporation for federal and certain state income tax purposes for such periods.

Unaudited pro forma income taxes represent the estimated income taxes that would have been reported had the Company been a taxable entity for both federal and state income tax purposes for all periods presented. The components of the pro forma income tax provision are summarized as follows as of January 31 (in thousands):

                                            1997           1996           1995
--------------------------------------------------------------------------------
Currently payable:
  Federal                                 $3,386         $2,433         $3,319
  State                                      979            757            992
Deferred income tax
  provision (benefit)                        (43)            38           (386)
--------------------------------------------------------------------------------
Pro forma provision for
  income taxes                            $4,322         $3,228         $3,925
--------------------------------------------------------------------------------

For fiscal years ended January 31, 1997, 1996 and 1995, the difference between the federal statutory rate of 34% and the pro forma provision for income taxes represents the impact of state income taxes, net of the federal benefit.

Effective with the termination of the Company's S corporation status, the Company provided for deferred income taxes for cumulative temporary differences between the tax basis and financial reporting basis of its assets and liabilities at the date of termination totaling $300,000.

The current deferred tax asset and the long-term deferred tax liability consisted of the following temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities at January 31, 1997 (in thousands):

Accruals and other reserves                           $560
Inventory                                             (250)
Compensation accruals                                  230
------------------------------------------------------------
    Net current deferred tax asset                     540
Property and equipment                                (240)
------------------------------------------------------------
                                                      $300
------------------------------------------------------------
------------------------------------------------------------

8. INITIAL PUBLIC OFFERING, REORGANIZATION AND CAPITAL STOCK:
INITIAL PUBLIC OFFERING

The Company completed the sale of 4,830,000 shares (including the Underwriters' overallotment option) of Class A common stock (the Offering) for net proceeds of $68,279,000. The Company used a portion of the net proceeds of this Offering to fund the distribution of accumulated S corporation dividends (see Note 7), repay certain notes issued in connection with the acquisitions of Central Texas and Washington (see Note 3), pay down inventory floor plan financing, fund subsequent acquisitions (see Note 13) and for general corporate purposes.

REORGANIZATION

The Company's Board of Directors approved the reclassification and split of each share of common stock into 44.5 shares of either Class A or Class B common stock effective immediately prior to the Offering. This reclassification and stock split has been retroactively reflected in the accompanying consolidated financial statements.

CAPITAL STOCK

The authorized capital stock of the Company consists of 20,000,000 shares of Class A common stock, 7,500,000 shares of Class B common stock and 500,000 shares of preferred stock, each with a par value of $0.01 per share. The

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS     RDO EQUIPMENT CO. AND SUBSIDIARY



economic rights of each class of common stock are the same, but the voting rights differ. Each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to four votes per share. In addition, the shares of Class B common stock contain restrictions as to transferability and are convertible into shares of Class A common stock on a one-for-one basis.

The following is a summary of the Company's issued and outstanding shares of common stock as of January 31, 1997:

Class A shares                                 5,721,508
Class B shares                                 7,458,492
---------------------------------------------------------
    Total shares                              13,180,000
---------------------------------------------------------
---------------------------------------------------------

9. COMMITMENTS AND CONTINGENCIES:

OPERATING LEASES

The Company leases retail space and vehicles under various noncancelable operating leases. The leases have varying terms and expire at various dates through 2007. Generally, the leases require the Company to pay taxes, insurance and maintenance costs. Lease expense was $2,733,000, $2,055,000 and $1,386,000 for fiscal 1997, 1996 and 1995, respectively.

Future minimum lease payments, by year, required under leases with initial or remaining terms of one year or more consist of the following (in thousands):

1998                                         $3,069
1999                                          2,760
2000                                          2,441
2001                                          2,038
2002                                          1,541
Thereafter                                    5,992
----------------------------------------------------
    Total                                   $17,841
----------------------------------------------------
----------------------------------------------------

GUARANTEES

The Company has guaranteed a portion of the remaining outstanding balances of certain customer notes and lease contracts financed by credit companies. The Company has made deposits with the finance companies to partially fund contingent liabilities which may come due. These customer notes are collateralized by equipment. As of January 31, 1997, the contingent liability and off-setting deposits are as follows (in thousands):
                                                            FINANCE
                                             GUARANTEED    DEPOSITS
                                                AMOUNTS  RECEIVABLE
--------------------------------------------------------------------

Ag Capital Company (affiliate)                   $2,097        $ --
ACL Company, LLC (affiliate)                      1,223          --
Farmers Equipment Rental, Inc.
    (affiliate)                                     721          --
Deere Credit Services                               778         778
Other                                               118          --
--------------------------------------------------------------------
    Total                                        $4,937       $ 778
--------------------------------------------------------------------
--------------------------------------------------------------------

MINIMUM REPURCHASE GUARANTEES

The Company has entered into various sales agreements with certain customers which are subject to repurchase agreements. Pursuant to these agreements, the Company, at the discretion of the customer, may be required to repurchase equipment at specified future dates at specified repurchase prices. With respect to these agreements, the Company believes the estimated future retail values of the equipment exceed the guaranteed repurchase prices. The Company accounts for significant transactions which have a guaranteed repurchase feature as leases.

The Company's existing repurchase agreements expire as follows (in thousands):

1998                                                              $1,449
1999                                                               1,049
2000                                                               2,438
2001                                                               3,760
2002                                                               2,603
Thereafter                                                           266
------------------------------------------------------------------------
    Total                                                       $ 11,565
------------------------------------------------------------------------
------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS     RDO EQUIPMENT CO. AND SUBSIDIARY


10. RELATED-PARTY TRANSACTIONS:

The Company has transactions with companies which are related through common ownership. A summary of significant related-party transactions is as follows:

a. Ag Capital, ACL Company, LLC and Farmers Equipment Rental, Inc. provide financing to customers purchasing equipment, parts and repair service from the Company. The Company is contingently liable to these related entities on a portion of this customer financing as summarized in Note 9.

b. In addition, the Company has floor plan payables, notes payable and long-term debt owed to Ag Capital and Farmers Equipment Rental, Inc. to finance inventory as summarized in Notes 4 and 5. Interest expense paid to related entities totaled $1,354,000, $849,000 and $627,000 in fiscal 1997, 1996 and
   1995, respectively.

c. The Company had sales to related entities totaling $11,198,000, $5,492,000 and $3,450,000 in fiscal 1997, 1996 and 1995, respectively. The Company also leases certain retail space and vehicles from related entities. Total lease expense for these leases totaled $1,793,000, $1,089,000 and $737,000 in fiscal 1997, 1996 and 1995, respectively.


11. SUPPLEMENTAL CASH FLOW DISCLOSURES:


Supplemental cash flow disclosures for the Company are as follows (in thousands):

                                                                                    1997              1996        1995
------------------------------------------------------------------------------------------------------------------------
Cash payments for interest                                                        $ 5,640            $3,820      $1,937
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
Supplemental disclosures of noncash investing and financing activities:
  Increase in assets related to acquisitions of dealerships through
    issuance and assumption of debt and issuance of common stock                  $11,325            $9,991        $ --
------------------------------------------------------------------------------------------------------------------------
  Dividends declared, accrued and unpaid                                          $ 830            $  --         $ --
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
  Reduction of notes receivable from affiliates and other receivables
    through payment of dividends                                                    $ --              $ --       $3,088
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------


12. SEGMENT INFORMATION:

The Company's operations are classified into two business segments: construction and agricultural. The construction operations include the sale, service and rental of construction equipment to customers primarily in the construction and utility industries and to units of government. Agricultural operations include the sale, service and rental of agricultural equipment primarily to customers in the agricultural industry.

Operating earnings by business segment are defined as revenues less operating costs and expenses. Identifiable assets are those used exclusively in the operations of each business segment or which are allocated when used jointly. Corporate assets are principally comprised of cash, short-term investments, certain property and equipment, deferred income taxes and goodwill.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS     RDO EQUIPMENT CO. AND SUBSIDIARY


The following table shows sales, operating income and other financial information by business segment for the fiscal years 1997, 1996 and 1995 (in thousands):


                                                                  CORPORATE
                                 CONSTRUCTION  AGRICULTURAL       AND OTHER         TOTAL
------------------------------------------------------------------------------------------
1997:
    Revenues                        $191,461       $110,952           $ --       $302,413
    Operating income                   9,783          6,068             --         15,851
    Depreciation and amortization      2,199            364             43          2,606
    Identifiable assets              111,175         62,841          7,535        181,551
    Capital expenditures               2,723            871             62          3,656

1996:
    Revenues                         138,972         84,585             --        223,557
    Operating income (loss)            6,604          4,826           (367)        11,063
    Depreciation and amortization        987            303             36          1,326
    Identifiable assets              102,289         45,591            213        148,093
    Capital expenditures               7,855          2,001            137          9,993

1995:
    Revenues                         110,546         73,364             --        183,910
    Operating income (loss)            6,709          4,796           (599)        10,906
    Depreciation and amortization        444            239              7            690
    Identifiable assets               59,573         37,110          1,632         98,315
    Capital expenditures                 540            643             25          1,208


13. ACQUISITIONS COMPLETED SUBSEQUENT TO JANUARY 31, 1997:

Effective February 1, 1997, the Company purchased certain net assets and assumed certain liabilities of Sun Valley Equipment Corp., a construction equipment rental company with five retail stores in Arizona. Total consideration for the net assets acquired was $2.7 million. The Company assigned these net assets to a newly formed subsidiary, RDO Rental Co., of which the Company owns 80% of the outstanding common stock.

Effective March 3, 1997, the Company purchased certain net assets and assumed certain liabilities of a Mack Truck dealership located in Fargo, North Dakota. Total consideration for the net assets acquired was $2.1 million.

14. UNAUDITED QUARTERLY FINANCIAL DATA (IN THOUSANDS):


                                            FIRST         SECOND          THIRD         FOURTH     TOTAL YEAR
--------------------------------------------------------------------------------------------------------------
Fiscal 1997:
    Total revenues                        $70,886        $82,887        $75,487        $73,153       $302,413
    Gross profit                           12,168         14,936         15,705         14,317         57,126
    Pro forma net income                    1,597          2,262          2,041            583          6,483
    Pro forma net income per share           0.17           0.24           0.22           0.06           0.68

Fiscal 1996:
    Total revenues                         52,029         57,718         67,078         46,732        223,557
    Gross profit                            9,765         10,863         12,480          9,610         42,718
    Pro forma net income                    1,130          1,618          1,847            246          4,841
    Pro forma net income per share           0.12           0.17           0.19           0.03           0.51

The sum of the per share amounts for fiscal 1997 does not equal the total for the year due to the effects of rounding.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO RDO EQUIPMENT CO.:

We have audited the accompanying consolidated balance sheets of RDO Equipment Co. (a Delaware corporation) and Subsidiary as of January 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of RDO Equipment Co. and Subsidiary as of January 31, 1995 were audited by other auditors whose report dated December 15, 1995 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RDO Equipment Co. and Subsidiary as of January 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
March 18, 1997

COMMON STOCK INFORMATION

RDO Equipment Co. Class A Common Stock is listed on the New York Stock Exchange and is traded under the symbol "RDO." The high and low reported sales prices on the New York Stock Exchange from January 24, 1997 (the day the Company's Class A Common Stock began trading) through January 31, 1997 (the last day of the fiscal year) were $19.00 and $17.125, respectively. As of April 25, 1997, the Company had approximately 2,200 holders of its Class A Common Stock, and one holder of its Class B Common Stock.

DIVIDEND POLICY

The Company intends to retain the earnings of the Company to support the Company's operations and to finance expansion and growth, and it does not intend to pay cash dividends in the foreseeable future. Payment of dividends rests within the discretion of the Board of Directors and will depend upon, among other factors, the Company's earnings, capital requirements, financial condition, and any dividend restrictions under its dealership and credit agreements.


24