Form 10-K405, Exhibit 13
period 1998-01-31
RDO EQUIPMENT CO
filed 1998-04-30
CIK 1023902

EXHIBIT 13.1


SELECTED FINANCIAL DATA

                                                                           Fiscal Year Ended January 31,
(in thousands, except store and per share data)  1998        1997         1996         1995         1994         1993         1992
-----------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
Revenues:
   Wholegoods sales                          $ 301,684   $ 224,094    $ 164,054    $ 135,704    $ 106,600    $  73,516    $  49,097
   Parts and service                           113,268      75,820       58,998       48,206       37,512       31,862       22,129
   Rental                                       14,451       2,499          505         --           --           --           --
-----------------------------------------------------------------------------------------------------------------------------------
         Total revenues                        429,403     302,413      223,557      183,910      144,112      105,378       71,226
Cost of revenues                               340,987     245,287      180,839      148,111      116,369       83,548       56,422
-----------------------------------------------------------------------------------------------------------------------------------
Gross profit                                    88,416      57,126       42,718       35,799       27,743       21,830       14,804
Selling, general and administrative expenses    60,382      41,275       31,655       24,893       20,577       16,737       11,929
-----------------------------------------------------------------------------------------------------------------------------------
Operating income                                28,034      15,851       11,063       10,906        7,166        5,093        2,875
Interest expense, net                           (5,538)     (5,046)      (2,994)      (1,093)      (1,334)        (908)      (1,126)
-----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                      22,496      10,805        8,069        9,813        5,832        4,185        1,749
Provision for income taxes (1)                   9,156       4,322        3,228        3,925        2,332        1,674          700
Minority interest                                   89        --           --           --           --           --           --
===================================================================================================================================
Net income                                   $  13,251   $   6,483    $   4,841    $   5,888    $   3,500    $   2,511    $   1,049
===================================================================================================================================
Net income per share - basic and diluted     $    1.00   $     .77    $     .58
================================================================================

SELECTED OPERATING DATA:
Comparable store revenues increase                  11%         26%          11%          25%          32%          12%        --
Stores open at beginning of period                  32          26           22           22           21           17           15
   Stores opened                                     3           1            2            0            0            0            1
   Stores acquired                                  16           5            2            0            1            4            1
   Stores consolidated                              (1)       --           --           --           --           --           --
-----------------------------------------------------------------------------------------------------------------------------------
Stores open at end of period                        50          32           26           22           22           21           17
-----------------------------------------------------------------------------------------------------------------------------------
Net purchases of rental equipment            $  14,185   $   1,519    $   6,342    $    --      $    --      $    --      $    --
Net purchases of property and equipment          3,766       2,137        3,651        1,208          627          681          561
Depreciation and amortization                    5,308       2,606        1,326          690          668          584          504

As of January 31,
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET:
Working capital                              $  69,265   $  72,744    $  26,596    $  26,700    $  22,019    $  15,284    $   9,846
Inventories                                    220,841     130,955      115,616       77,204       64,768       55,582       40,175
Total assets                                   319,432     181,551      148,093       98,315       83,341       68,660       46,129
Floor plan payables (2)                        163,988      64,331       91,614       53,581       46,644       45,149       28,067
Total debt                                      31,353      14,409       10,638        3,277        2,946        6,698        6,283
Stockholders' equity                           101,070      87,795       34,284       30,467       24,503       11,105        7,006

(1) Prior to January 20, 1997, the Company elected to be treated as an S corporation under the Internal Revenue Code. A pro forma provision for income taxes was computed as if the Company were subject to corporate income taxes based on the tax laws in effect during these fiscal years.

(2) Includes interest-bearing and noninterest-bearing liabilities incurred in connection with inventory financing.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As a specialty retailer, the Company distributes, sells, services, rents and finances equipment for agricultural, construction, material handling and transportation customers, including units of state, local and federal government and utility companies. The Company's primary supplier of new equipment and parts is Deere & Company (Deere). The Company operates the largest network of John Deere construction and agricultural equipment retail stores in the United States. The Company's stores are located in Arizona, California, Minnesota, Montana, North Dakota, South Dakota, Texas and Washington.

The Company's growth in recent years has been due to increases in comparable store revenues, opening additional retail locations, acquisitions of equipment retailers and implementation of the Company's operating model. The increase in comparable store revenues is primarily the result of growing market shares, adding new product offerings, and acquiring stores in high growth markets. The acquisitions are primarily the result of consolidation trends among equipment retailers and the ability of the Company to leverage its expertise in acquisitions, consolidation and retail sales, service and marketing.

In January 1997, the Company completed an initial public offering of Class A Common Stock, issuing 4,830,000 shares (Offering). The proceeds of the Offering, $68.3 million after offering costs, were used to repay indebtedness incurred to finance acquisitions in the aggregate amount of approximately $10.1 million, to make an S corporation distribution of approximately $15.0 million in connection with the termination of the Company's S corporation tax status, and to finance acquisitions, new stores, internal growth and working capital needs.

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

The Company's highest gross margins have historically been generated from its parts and service and rental revenues. One of the Company's operating strategies is to increase the demand for parts and service by establishing, and then increasing, the base of wholegoods held by its customers. Due to product warranty time frames and usage patterns by customers, there generally is a time lag between wholegoods sales and the generation of significant parts and service revenues from such sales. As a result of this time lag, increases in parts and service revenues do not necessarily coincide with increases in wholegoods sales. In addition, due to differences in gross margins between wholegoods sales and parts and service and rental revenues, gross margin percentages may decline as the Company builds wholegoods market share.

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

The Company requires cash primarily for financing its inventories of wholegoods and replacement parts, acquisitions of additional retail locations, rental equipment and capital expenditures. Historically, the Company has met these liquidity requirements primarily through cash flow generated from operating activities, floor plan financing, and borrowings under credit agreements with Deere, Deere Credit Services, Inc. (Deere Credit), Ag Capital Company, an affiliate of the Company (Ag Capital), and commercial banks. Floor plan financing from Deere and Deere Credit represents the primary source of financing for wholegoods inventories, particularly for equipment supplied by Deere. More recently, the Company entered into revolving credit agreements with Deutsche Financial Services and NationsBank for financing rental equipment and inventory, respectively. All lenders receive a security interest in the inventory financed.

Deere and Deere Credit offer floor plan financing to the Company and other Deere dealers for extended periods and with varying interest-free periods, depending on the type of equipment, to enable dealers to carry representative inventories of equipment and to encourage the purchase of goods by dealers in advance of seasonal retail demand. Down payments are not required and interest may not be charged for a substantial part of the period for which

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

inventories are financed. Variable market rates of interest based on the prime rate are charged on balances outstanding after any interest-free periods, which are currently six to twelve months for agricultural equipment and one to five months for construction equipment. Deere also provides financing to dealers on used equipment accepted in trade and approved equipment from other suppliers. Deutsche Financial Services provides rental equipment financing and NationsBank provides inventory financing using variable market rates of interest based on the prime rate and LIBOR, respectively.

The Company believes its construction equipment operations have benefited from favorable economic conditions during recent years, including low interest rates, low inflation and moderate economic growth. Despite generally favorable grain prices during recent years, the Company believes its agricultural equipment operations have been adversely affected by successive years of adverse weather and recurrent plant diseases in the Midwest. These conditions have resulted in lower than normal farmer confidence, income and capital spending plans. Price increases by suppliers of the Company's products have not historically had a significant impact on the Company's results of operations.

The Company recently established a finance subsidiary, RDO Financial Services Company, to provide equipment loans and leases to the customers of its retail network. This subsidiary is also exploring opportunities to provide additional products and services, such as extended warranties, credit life insurance, disability insurance and casualty insurance.

The Company's strategic plan of internal growth along with growth through acquisitions resulted in the Company completing a number of acquisitions during fiscal 1998 and 1997 along with achieving comparable store revenue growth of 11.1% and 25.5% for fiscal 1998 and 1997, respectively. In fiscal 1998, the Company purchased five equipment rental stores, five agricultural equipment retail stores, five construction equipment retail stores, and a truck center. In addition to these acquisitions, three equipment rental stores were opened in fiscal 1998. In fiscal 1997, the Company purchased two agricultural equipment retail stores and three construction equipment retail stores. In addition to these acquisitions, the Company opened a construction equipment retail store in fiscal 1997. The results of operations of these acquisitions are included in the Company's results of operations only for the periods after their applicable acquisition dates.

In January 1998, the Company preliminarily agreed to acquire Hall GMC, Inc. and Hall Truck Center, Inc. which are engaged in the distribution, sale, service, rental and financing of trucking equipment primarily supplied by Volvo, GMC and Isuzu. These operations are conducted at full-service truck centers located in Fargo and Grand Forks, North Dakota. Revenues and assets of the proposed acquisition will represent less than 10% of the total revenues and assets of the Company.

Beginning November 1, 1989, the Company was an S corporation and not subject to tax on its net income. The Company's S election was terminated in January 1997. The pro forma provision for taxes and net income reflect the impact of the tax provision as if the Company were subject to income taxes for fiscal 1997 and 1996.


RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain financial data as a percentage of total revenues:

Fiscal Year Ended January 31,         1998     1997    1996
-----------------------------------------------------------------
Revenues
   Wholegoods sales                   70.3%    74.1%   73.4%
   Parts and service                  26.4     25.1    26.4
   Rental                              3.3      0.8     0.2
-----------------------------------------------------------------
Total revenues                       100.0%   100.0%  100.0%
=================================================================
Gross profit                          20.6%    18.9%   19.1%
Selling, general and
   administrative expenses            14.1     13.6    14.2
-----------------------------------------------------------------
Operating income                       6.5      5.3     4.9
Interest expense, net                  1.3      1.7     1.3
Provision for taxes (1)                2.1      1.5     1.4
-----------------------------------------------------------------
Net income (1)                         3.1%     2.1%    2.2%
=================================================================

(1) Prior to January 20, 1997, the Company elected to be treated as an S corporation under the Internal Revenue Code. A pro forma provision for income taxes was computed as if the Company were subject to corporate income taxes based on the tax laws in effect during these fiscal years.


FISCAL YEAR ENDED JANUARY 31, 1998 COMPARED
TO FISCAL YEAR ENDED JANUARY 31, 1997


REVENUES

Revenues increased approximately $127.0 million, or 42.0%, from $302.4 million for fiscal 1997, to $429.4 million for fiscal 1998. Construction operations, including equipment rental, contributed $258.8 million and agricultural operations contributed $170.6 million. 76.5% of the increase in revenues, or $97.2 million, was due to acquisitions completed during the fiscal year. Of those revenues in fiscal 1998, $41.3 million came from acquisitions in construction operations, as the number of retail locations

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

increased from 21 to 26 as a result of acquisitions in North Dakota, Texas and Montana. Acquisitions of agricultural operations added $43.1 million in revenues, as the number of retail locations increased from 11 to 16 as a result of acquisitions in Arizona, California and North Dakota. An additional $12.8 million came from the acquisition of Sun Valley Equipment Corp. in February of 1997 and the subsequent opening of three more construction equipment rental stores during the fiscal year. In all, retail store locations increased from 32 to 50 during fiscal 1998. Growth in comparable store revenues of 11.1% accounted for the balance of the increase in revenues.

Wholegoods sales increased approximately $77.6 million in fiscal 1998, or 34.6%, from $224.1 million for fiscal 1997 to $301.7 million for fiscal 1998. Construction operations contributed approximately $43.5 million of this increase, with sales increasing 32.4% to $177.6 million. Acquisitions accounted for $29.5 million of the increase in wholegoods construction sales. Agricultural operations contributed the remaining increase of approximately $34.1 million, with sales increasing 37.9% to 124.1 million. Of the $34.1 million, just over 77%, or $26.3 million, was due to acquisitions.

Parts and service revenues increased approximately $37.4 million, or 49.3%, from $75.8 million for fiscal 1997 to $113.2 million for fiscal 1998. In the most recent fiscal year parts and service revenues grew at a faster pace than did wholegoods sales primarily due to the acquisition of agricultural stores in Arizona and California for which parts and service revenues represent a higher portion of the revenue mix than the Company's other operations. Construction operations contributed approximately $18.6 million of the increase as sales grew 37.7% to $68.0 million. Of this increase, $12.8 million was due to acquisitions. Agricultural operations contributed the remaining increase of approximately $18.8 million, with sales increasing 71.2% to $45.2 million. Of the increase, $15.5 million was the result of acquisitions.

The acquisition of Sun Valley Equipment Corp. in fiscal 1998 contributed approximately $12.0 million of rental revenues to the total of $14.5 million reported for the fiscal year. Fiscal 1997 rental revenues were approximately $2.5 million.


GROSS PROFIT

Gross profit increased approximately $31.3 million, or 54.8%, from $57.1 million in fiscal 1997 to $88.4 million in fiscal 1998. Gross profit as a percentage of total revenues for fiscal 1998 and 1997 was 20.6% and 18.9%, respectively. The Company's highest gross margins are derived from its parts and service and rental revenues. The increase in gross margin as a percent of total revenues is primarily due to parts and service and rental revenues representing an increased portion of the revenue mix in fiscal 1998.


SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative (SG&A) expenses as a percent of total revenues increased from 13.6% for fiscal 1997 to 14.1% for fiscal 1998. Total SG&A expenses increased approximately $19.1 million, from $41.3 million in fiscal 1997 to $60.4 million for fiscal 1998. Approximately $14.6 million of the increase was due to the operations of the Company's acquisitions. These expenses, as a percentage of total revenues, increased primarily as a result of the parts and service and rental revenues representing an increased portion of the Company's revenue mix. SG&A expenses, as a percentage of revenues, are greater for parts and service and rental revenues than for wholegoods sales.


INTEREST EXPENSE

Interest expense increased approximately $1.2 million, or 21.0%, from $5.7 million for fiscal 1997 to $6.9 million for fiscal 1998. The increase was due primarily to the increase in floor plan financing associated with the inventories and assets of the Company's acquisitions.


INTEREST INCOME

Interest income increased approximately $600,000, or 85.7%, from $700,000 for fiscal 1997 to $1.3 million for fiscal 1998. Of this increase, approximately $500,000 was from the operations of the Company's acquisitions. Interest income is comprised of finance charges from trade receivables and earnings from interest rate additions on retail installment contracts.


INCOME TAXES

The provision for taxes as a percentage of pretax income was 40.7% and 40.0% for fiscal 1998 and 1997, respectively. During fiscal 1997, the Company was an S corporation and, therefore, was not subject to corporate income taxes. A pro forma income tax provision has been computed for fiscal 1997 as if the Company were subject to corporate income taxes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

NET INCOME

Net income increased approximately $6.8 million, or 104.6%, to $13.3 million, or $1.00 per share, for fiscal 1998, compared to pro forma $6.5 million, or pro forma $0.77 per share, for fiscal 1997. On a per share basis, the growth in net income was partially offset by the greater number of shares outstanding resulting from the Company's initial public offering in January 1997.


FISCAL YEAR ENDED JANUARY 31, 1997 COMPARED
TO FISCAL YEAR ENDED JANUARY 31, 1996


REVENUES

Revenues increased approximately $78.8 million, or 35.3%, from $223.6 million for fiscal 1996 to $302.4 million for fiscal 1997. Construction operations contributed approximately $53.2 million of this increase, with revenues increasing 40.1% to $186.0 million. The increase in construction revenues was due in part to a change in the discount program offered by Deere on governmental sales. During fiscal 1996, Deere significantly reduced the discounts it offered for sales to the government sector. As a result, the Company's pricing on governmental sales was less competitive and it lost market share and sales in fiscal 1996. In fiscal 1997, Deere reversed the adjustments it had made to the discounts, resulting in the Company being able to be more competitive and increase sales. Also adding to the increase in construction revenues was a substantial increase in market share and an increase in product support, resulting from the continued implementation of the Company's operating model. In addition, $15.0 million of the increase in revenues from construction operations resulted from the Company's acquisition of retail stores in Texas. The opening of a construction store in Prescott Valley, Arizona, the addition of an undercarriage service facility at the Company's construction store in Riverside, California, and the addition of a dedicated construction equipment rental fleet in the Southwest region also contributed to the increase in total revenues.

Agricultural operations contributed the remaining increase in revenues of approximately $25.6 million, with revenues in fiscal 1997 increasing 28.2% to $116.4 million. Of this increase in agricultural revenues, $6.1 million was due to the Company's acquisition of retail stores in Washington. A portion of the increase in total revenues was the result of a shift in business from the fourth quarter of the previous fiscal year due to the cold weather and farmer uncertainty about the United States farm program. In addition, a highly positive outlook of farmers for the agricultural economy generated increased activity in all aspects of the Company's agricultural operations.

Wholegoods sales increased approximately $60.0 million in fiscal 1997, or 36.6%, from $164.1 million for fiscal 1996 to $224.1 million for fiscal 1997. Construction operations contributed approximately $39.7 million of this increase, with sales increasing 42.1% to $134.1 million. Of this increase, $10.5 million was due to the acquisition of retail stores in Texas. Agricultural operations contributed the remaining increase of approximately $20.3 million, with sales increasing 29.1% to $90.0 million. Of this increase, $4.3 million was due to the acquisition of retail stores in Washington. The increase in wholegoods sales in fiscal 1997 for both construction and agricultural operations was due to the factors discussed in the preceding paragraphs. Wholegoods sales also increased as a result of the Company's marketing strategy, which focuses on increased market share, customer relationship training of its sales force, and utilization of software to track and manage sales calls.

Parts and service revenue increased approximately $16.8 million, or 28.5%, from $59.0 million for fiscal 1996 to $75.8 million for fiscal 1997. Of this increase, $6.2 million was due to acquisitions and the majority of the remaining portion of the increase was due to the increase in the base of wholegoods owned by the Company's customers. Parts and service revenue did not grow at the same rate as wholegoods sales, partially due to the time lag factor discussed above and partially due to service capacity constraints, both in facilities and personnel. The Company has added, and continues to add, service bay facilities and personnel to its stores to expand its service capacity. The May 1995 opening of the undercarriage service facility at the construction store in Riverside, California contributed approximately $1.1 million of parts and service revenue in fiscal 1996 compared to $2.2 million in fiscal 1997.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

wholegoods sales and parts and service revenues which contributed to the reduction in gross margin percent.


SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative (SG&A) expenses as a percentage of total revenues decreased from 14.2% for fiscal 1996 to 13.6% for fiscal 1997, due primarily to relatively stable fixed costs compared to a larger base of total revenues. Total SG&A expenses increased approximately $9.6 million, from $31.7 million for fiscal 1996 to $41.3 million for fiscal 1997. Approximately $3.7 million of the increase was due to acquisitions during fiscal 1997. The remaining portion of the increase was primarily due to increases in variable expenses, such as commissions and bonus incentives, incurred in connection with generating higher total revenues and net income.


INTEREST EXPENSE

Interest expense increased approximately $1.9 million, or 50%, from $3.8 million for fiscal 1996 to $5.7 million for fiscal 1997. The increase was due primarily to the increased levels of floor plan payables associated with higher inventory levels, the financing of the construction equipment rental fleet discussed above, and the acquisition debt associated with the Company's acquisitions.


INTEREST INCOME

Interest income decreased approximately $149,000, or 18.1% from $823,000 for fiscal 1996 to $674,000 for fiscal 1997. Interest income is comprised of finance charges from trade receivables and earnings from interest rate additions on retail installment contracts.


PRO FORMA PROVISION FOR TAXES

In the fourth quarter of fiscal 1997, the Company recognized a one-time income tax benefit of $300,000 due to changing its status from an S corporation to a C corporation during the period. This benefit is excluded from pro forma net income and pro forma net income per share which are being reported as if the Company had been a taxable entity for fiscal 1997 and 1996. The pro forma provision for taxes, as a percentage of pretax income was consistent between these two periods at an assumed rate of 40%.


PRO FORMA NET INCOME

Pro forma net income increased approximately $1.7 million, or 35.4%, to $6.5 million, or $0.77 per share, for fiscal 1997, compared to $4.8 million, or $0.58 per share, for fiscal 1996.


LIQUIDITY AND CAPITAL RESOURCES

The Company requires cash primarily for financing its inventories of wholegoods and replacement parts, acquisitions of additional retail locations, rental equipment and capital expenditures. Historically, the Company has met these liquidity requirements primarily through cash flow generated from operating activities, floor plan financing, and borrowings under credit agreements with Deere, Deere Credit, Ag Capital and commercial banks. In addition, in January 1997, the Company completed the Offering raising net proceeds of $68.3 million which are being used to satisfy the Company's working capital needs.

Floor plan financing from Deere and Deere Credit represents the primary source of financing for wholegoods inventories, particularly for equipment supplied by Deere. More recently, the Company entered into revolving credit agreements with Deutsche Financial Services and NationsBank for financing of rental equipment and inventory, respectively. All lenders receive a security interest in the inventory financed.

Deere and Deere Credit offer floor plan financing to Deere dealers for extended periods and with varying interest-free periods, depending on the type of equipment, to enable dealers to carry representative inventories of equipment and to encourage the purchase of goods by dealers in advance of seasonal retail demand. Down payments are not required and interest may not be charged for a substantial part of the period for which inventories are financed. Variable market rates of interest based on the prime rate are charged on balances outstanding after any interest-free periods, which are currently six to twelve months for agricultural equipment and one to five months for construction equipment. Deere also provides financing to dealers on used equipment accepted in trade and approved equipment from other suppliers. Deutsche Financial Services provides rental equipment financing and NationsBank provides inventory financing using variable market rates of interest based on the prime rate and LIBOR, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company annually reviews the terms of its financing with its lenders, including the interest rate. In fiscal 1998, 1997 and 1996 the average interest rate under interest-bearing floor plan financing was approximately 8.20%, 8.25%, and 8.85%, respectively. As of January 31, 1998 the Company had outstanding floor plan payables of approximately $164.0 million, of which $79.2 million was then interest-bearing.

During fiscal 1998, operating activities provided net cash of $38.2 million versus using net cash of $31.9 million in fiscal 1997 and provided net cash of $12.1 million in fiscal 1996. The changes in fiscal 1998 and 1997 were primarily attributable to changes in floor plan payables.

Cash used for investing activities in fiscal 1998, 1997 and 1996 was $44.9 million, $14.3 million and $11.8 million, respectively. The cash used in fiscal 1998, 1997 and 1996 was primarily related to acquisitions and the purchase of construction equipment for the Company's rental operations.

Cash provided by financing activities amounted to $6.3 million and $45.9 million for fiscal 1998 and 1997, respectively. Cash provided by financing activities in fiscal 1998 was primarily attributable to financing of rental equipment for the Company's rental operations. In fiscal 1997, cash provided by financing activities was primarily attributable to net proceeds of $68.3 million from the Offering, partially offset by the distribution to its pre-Offering stockholders of $25.0 million of previously undistributed accumulated S corporation earnings, which includes $10.0 million from fiscal 1997 earnings. In fiscal 1996, the Company utilized net cash from financing activities of $200,000.

The Company believes cash from operations, available cash and borrowing capacity will be sufficient to fund its planned internal capital expenditures for fiscal 1999.


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


YEAR 2000 COMPLIANCE

The Company uses software and related technologies throughout its business that will be affected by the date change in the year 2000. A study is well underway with both internal and third party resources to ensure that the Company's systems continue to meet its needs and those of its customers. The Company believes that any necessary modification, maintenance or replacement of existing computer systems or software will permit the Company to address this issue without significant operational problems. It is anticipated that these efforts will be complete by the summer of 1999, allowing time for testing. The Company is also requiring all of its major software and data service suppliers to be Year 2000 compliant, as well as requiring all of its major equipment suppliers, lending institutions and other vendors to inform the Company as to the status of their efforts to be Year 2000 compliant. Although the Company has not yet fully assessed the expense and related potential effect on the Company, the Company does not anticipate that compliance with year 2000 needs will have a material effect on the Company's financial position or results of operations.

CONSOLIDATED STATEMENTS OF OPERATIONS         RDO EQUIPMENT CO. AND SUBSIDIARIES

                                                                  For the Years Ended January 31,
(in thousands, except per share amounts)                           1998        1997        1996
-------------------------------------------------------------------------------------------------
REVENUES:
   Wholegoods sales                                             $ 301,684   $ 224,094   $ 164,054
   Parts and service                                              113,268      75,820      58,998
   Rental                                                          14,451       2,499         505
-------------------------------------------------------------------------------------------------
     Total revenues                                               429,403     302,413     223,557
COST OF REVENUES                                                  340,987     245,287     180,839
-------------------------------------------------------------------------------------------------
GROSS PROFIT                                                       88,416      57,126      42,718
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                       60,382      41,275      31,655
-------------------------------------------------------------------------------------------------
   Operating income                                                28,034      15,851      11,063
INTEREST EXPENSE                                                   (6,864)     (5,720)     (3,817)
INTEREST INCOME                                                     1,326         674         823
-------------------------------------------------------------------------------------------------
   Income before income taxes and minority interest                22,496      10,805       8,069
INCOME TAX PROVISION (BENEFIT)                                      9,156        (300)       --
   Income before minority interest                                 13,340      11,105       8,069
MINORITY INTEREST                                                      89        --          --
-------------------------------------------------------------------------------------------------

NET INCOME                                                      $  13,251   $  11,105   $   8,069
=================================================================================================

ACTUAL AND PRO FORMA DATA (Note 7):
   Income before income taxes and minority interest             $  22,496   $  10,805   $   8,069
   Provision for income taxes                                       9,156       4,322       3,228
   Minority interest                                                   89        --          --
-------------------------------------------------------------------------------------------------
   Net income                                                   $  13,251   $   6,483   $   4,841
=================================================================================================

   Basic and diluted net income per share                       $    1.00   $    0.77   $    0.58
=================================================================================================
   Supplemental net income per share (Note 2)                   $    1.00   $    0.68   $    0.51
=================================================================================================
   Weighted average shares outstanding - basic                     13,181       8,400       8,370
   Weighted average shares outstanding - diluted                   13,287       8,400       8,370
   Weighted average shares outstanding - supplemental (Note 2)     13,287       9,459       9,429
=================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS                   RDO EQUIPMENT CO. AND SUBSIDIARIES

                                                                                   As of January 31
(in thousands)                                                                     1998        1997
----------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
     Cash and cash equivalents                                                    $     37  $    459
     Accounts receivable (less allowance for doubtful accounts of $631 and $929)    36,204    24,982
     Receivables from affiliates                                                     1,361      --
     Inventories                                                                   220,841   130,955
     Prepaid expense                                                                   704       499
     Deferred income tax benefit                                                     1,450       540
----------------------------------------------------------------------------------------------------
         Total current assets                                                      260,597   157,435
PROPERTY AND EQUIPMENT, net                                                         37,469    15,642
OTHER ASSETS:
     Deposits                                                                        1,765     1,360
     Goodwill and other, net of accumulated amortization of $781 and $185           19,601     7,114
----------------------------------------------------------------------------------------------------
         Total assets                                                             $319,432  $181,551
====================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
     Floor plan payables                                                          $163,988  $ 64,331
     Notes payable and current maturities of long-term debt:
       Banks and others                                                              4,423     4,933
       Affiliates                                                                    2,149       651
     Accounts payable                                                                7,376     5,153
     Accrued liabilities                                                             9,619     5,652
     Customer advance deposits                                                       3,043     3,141
     Dividends payable                                                                 734       830
----------------------------------------------------------------------------------------------------
         Total current liabilities                                                 191,332    84,691
LONG-TERM DEBT, net of current maturities:
       Banks and others                                                             20,410     3,522
       Affiliates                                                                    4,371     5,303
DEFERRED INCOME TAXES                                                                1,560       240
----------------------------------------------------------------------------------------------------
         Total liabilities                                                         217,673    93,756
----------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Note 9)
MINORITY INTEREST                                                                      689      --
STOCKHOLDERS' EQUITY (Note 8):
     Preferred stock                                                                  --        --
     Common stocks-
       Class A                                                                          57        57
       Class B                                                                          75        75
     Additional paid-in-capital                                                     84,471    84,447
     Retained earnings                                                              16,467     3,216
----------------------------------------------------------------------------------------------------
         Total stockholders' equity                                                101,070    87,795
----------------------------------------------------------------------------------------------------
         Total liabilities and stockholders' equity                               $319,432  $181,551
====================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                              RDO EQUIPMENT CO. AND SUBSIDIARIES

For the years ended January 31, 1998, 1997 and 1996
(in thousands, except share amounts)

                                               Common Stock                  Additional
                                           --------------------      Total      Paid-In     Retained
                                           Class A     Class B      Amount      Capital     Earnings        Total
------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1995                  891,508    7,458,492   $       84  $   16,216   $   14,167   $   30,467
   Issuance of common stock                 20,383         --           --            68         --             68
   Net income                                 --           --           --          --          8,069        8,069
   Dividends paid                             --           --           --          --         (4,320)      (4,320)
------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1996                  911,891    7,458,492           84      16,284       17,916       34,284
   Issuance of common stock              4,830,000         --             48      68,231         --         68,279
   Purchase of common stock                (20,383)        --           --           (68)        --            (68)
   Net income                                 --           --           --          --         11,105       11,105
   Dividends paid and payable                 --           --           --          --        (25,805)     (25,805)
------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1997                5,721,508    7,458,492   $      132  $   84,447   $    3,216   $   87,795
   Class B common stock
     converted to Class A common stock       8,000       (8,000)        --          --           --           --
   Issuance of common stock                  1,500         --           --          24           --             24
   Net income                                 --           --           --          --         13,251       13,251
------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1998                5,731,008    7,450,492   $      132  $   84,471   $   16,467   $  101,070
==================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS         RDO EQUIPMENT CO. AND SUBSIDIARIES

                                                                  For the Years Ended January 31,
(in thousands)                                                       1998       1997        1996
-------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
   Net income                                                      $ 13,251   $ 11,105   $  8,069
   Adjustments to reconcile net income to net
     cash provided by (used for) operating activities:
       Depreciation and amortization                                  5,308      2,606      1,326
       Deferred taxes                                                   410       (300)      --
       Minority interest                                                 89       --         --
       Change in operating assets and liabilities:
         Accounts receivable                                        (10,594)    (8,959)      (432)
         Inventories                                                (72,874)    (1,330)   (29,266)
         Prepaid expenses                                              (118)      (185)       (36)
         Deposits                                                      (404)       218       (343)
         Floor plan payables                                         97,495    (37,193)    32,723
         Accounts payable and accrued liabilities                     5,712      3,085       (125)
         Customer advance deposits                                     (115)      (962)       184
-------------------------------------------------------------------------------------------------
             Net cash provided by (used for) operating activities    38,160    (31,915)    12,100
-------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
   Net purchases of rental equipment                                (14,185)    (1,519)    (6,342)
   Net purchase of property and equipment                            (3,766)    (2,137)    (3,651)
   Net assets of acquisitions                                       (26,478)   (10,100)    (1,263)
   Other, net                                                          (483)      (516)      (571)
-------------------------------------------------------------------------------------------------
             Net cash used for investing activities                 (44,912)   (14,272)   (11,827)
-------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
   Proceeds from issuance of long-term debt                          15,777      7,432      5,862
   Payments on long-term debt                                        (9,308)    (2,757)      (510)
   Net payments of bank lines and short-term notes payable              (67)    (2,052)    (1,269)
   Issuance of common stock, net of issuance costs                       24     68,279         68
   Purchase of common stock                                            --          (68)      --
   Payment of dividends                                                 (96)   (24,975)    (4,320)
-------------------------------------------------------------------------------------------------
             Net cash provided by (used for) financing activities     6,330     45,859       (169)
-------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH                                            (422)      (328)       104
CASH AND CASH EQUIVALENTS, beginning of year                            459        787        683
-------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, end of year                             $     37   $    459   $    787
=================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS    RDO EQUIPMENT CO. AND SUBSIDIARIES


1. NATURE OF BUSINESS:


PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the results of RDO Equipment Co., a C corporation (RDO) and its wholly-owned subsidiaries, Minnesota Valley Irrigation, Inc. (MVI), RDO Mack Sales and Service, Inc., RDO Financial Services Company, and its 80%-owned subsidiary RDO Rental Co. RDO acquired MVI in January 1997 when both were owned and controlled by the same majority stockholder. The acquisition was effected through the issuance of 191,725 shares of RDO common stock. Because RDO and MVI were under common control, the acquisition was accounted for essentially as a pooling of interests. RDO and its consolidated subsidiaries are referred to herein as the Company.


BUSINESS

As a specialty retailer, the Company distributes, sells, services, rents and finances equipment for agricultural, construction, material handling and transportation customers, including units of state, local and federal government and utility companies. The Company's stores are located in Arizona, California, Minnesota, Montana, North Dakota, South Dakota, Texas and Washington. Accordingly, the Company's results of operations can be significantly impacted by the general economic health of the construction and agricultural industries.

The Company's major supplier of new equipment and parts for sale is Deere & Company (Deere). Revenues from new Deere equipment and parts accounted for 48%, 49% and 48% of total revenues for fiscal years 1998, 1997 and 1996, respectively. No other supplier's equipment accounted for more than 10% of total revenues.

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

The Company is required to meet certain performance criteria and equity ratios, maintain suitable facilities, actively promote the sale of Deere equipment, fulfill warranty obligations and maintain stores only in the authorized locations. The Company's principal stockholder is also required to maintain certain voting control and ownership interests. The agreements also contain certain provisions that must be complied with in order to retain the Company's dealership agreements in the event of the death of the controlling stockholder and a subsequent change in control, as defined. The Company was in compliance with the terms of the Deere agreements at January 31, 1998.

Deere is obligated to make floor plan and other financing programs available to the Company that it offers to other dealers, provide promotional and marketing materials, and authorize the Company to use Deere trademarks and trade names.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS    RDO EQUIPMENT CO. AND SUBSIDIARIES

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

Inventories consisted of the following as of January 31 (in thousands):

                                                 1998          1997
-----------------------------------------------------------------------
New equipment                                $  156,732    $   75,233
Used equipment                                   39,392        40,094
Parts and other                                  24,717        15,628
-----------------------------------------------------------------------
     Total                                   $  220,841    $  130,955
=======================================================================

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

Property and equipment consisted of the following as of January 31 (in thousands):

                                              1998         1997      Lives
-----------------------------------------------------------------------------
Land                                       $  619      $  850           --
Buildings and improvements                    5,151       3,919      5-31.5
Equipment, furniture and fixtures             12,392      8,064         3-7
Rental equipment                              27,541      8,624         3-7
Construction in progress                      319         198           --
-----------------------------------------------------------------------------
     Total                                    46,022      21,655
Accumulated depreciation                      (8,553)     (6,013)
-----------------------------------------------------------------------------
Property and equipment, net                $  37,469   $  15,642
=============================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS    RDO EQUIPMENT CO. AND SUBSIDIARIES

REVENUE RECOGNITION

Revenue on equipment and parts sales is recognized upon delivery of product to customers. Rental and service revenue is recognized at the time such services are provided.


SUPPLEMENTAL NET INCOME PER SHARE

Supplemental net income per share for fiscal 1997 and 1996 is computed based on weighted average shares outstanding, adjusted for the number of shares for which proceeds would have been necessary to fund the $15 million distribution of accumulated undistributed S corporation earnings discussed in Note 7.


RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128), which changes the way companies calculate their earnings per share (EPS). SFAS 128 replaces primary EPS with basic EPS. Basic EPS is computed by dividing reported earnings by weighted average shares outstanding, excluding potentially dilutive securities. Fully diluted EPS, termed diluted EPS under SFAS 128, is also to be disclosed. The Company adopted SFAS 128 during fiscal 1998. Accordingly, all prior periods presented have been restated to conform to the provisions of SFAS No. 128. A reconciliation of these amounts for the years ended January 31 is as follows (in thousands, except per share data):

                                                                           1998       1997      1996
------------------------------------------------------------------------------------------------------
Net income available to common shareholders                            $  13,251   $  6,483     4,841
======================================================================================================
Weighted average number of common shares outstanding - basic              13,181      8,400     8,370
Dilutive effect of option plan                                               106         --        --
------------------------------------------------------------------------------------------------------
Common and potential common shares outstanding - diluted                  13,287      8,400     8,370
======================================================================================================
Basic and dilutive net income per share                                $    1.00   $   0.77   $  0.58
======================================================================================================

Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information," effective for fiscal years beginning after December 15, 1997, supercedes Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise," and requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance. The Company expects to include the required segment disclosures beginning with its annual financial statements for fiscal year ending January 31, 1999. Adoption of the standard will require additional disclosures in the Company's consolidated financial statements; however, it will not have an effect on consolidated net income or stockholders' equity.


3. BUSINESS COMBINATIONS:

During fiscal 1998 and 1997, the Company made several acquisitions of agricultural equipment, construction equipment, equipment rental and heavy truck operations. These acquisitions have been accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed have been recorded at their estimated fair values as of the dates of acquisition. The excess purchase price over the fair value of the assets acquired and liabilities assumed has been recorded as goodwill.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS    RDO EQUIPMENT CO. AND SUBSIDIARIES

The following summarizes the net assets acquired, liabilities assumed and cash purchase price of the acquisitions made during the years ended January 31 (in thousands):

                                           1998        1997
-------------------------------------------------------------
Assets acquired                        $  40,276   $  21,425
Less: liabilities assumed                 13,798      11,325
-------------------------------------------------------------
Cash purchase price                    $  26,478   $  10,100
=============================================================
Number of acquisitions                         7           2
=============================================================


The accompanying unaudited pro forma results of operations for the years ended January 31, 1998 and 1997, give effect to the acquisitions as if they were completed at the beginning of fiscal 1997. The unaudited pro forma financial information does not purport to represent what the Company's results of operations would actually have been if such transactions in fact had occurred at such date or to project the Company's results of future operations as of January 31 (in thousands, except per share data):

                                                                       1998      1997
---------------------------------------------------------------------------------------
Revenues                                                             $453,661  $406,860
=======================================================================================
Net income                                                           $ 13,594  $  8,107
=======================================================================================
Weighted average shares outstanding - basic                            13,181     8,400
=======================================================================================
Weighted average shares outstanding - diluted                          13,287     8,400
=======================================================================================
Basic and diluted net income per share                               $   1.02  $   0.96
=======================================================================================

4. FLOOR PLAN PAYABLES:

Floor plan payables are financing arrangements for inventory. The terms of these arrangements generally include a one- to twelve-month interest-free term followed by a term during which interest is charged. Payoff of the floor plan generally occurs at the earlier of sale of the equipment or in accordance with the terms of the financing arrangements. All amounts owed to Deere are guaranteed by the majority stockholder of the Company and are collateralized by inventory. Floor plan payables consist of the following as of January 31 (in thousands):

                                                                                           1998      1997
-----------------------------------------------------------------------------------------------------------
Interest-bearing:
   Deere Credit Services inventory notes, due as inventory is sold, interest at various
     rates, 5.9% to 8.75% during fiscal 1998 and 8.25% during fiscal 1997                $ 43,143  $ 10,927
   NationsBank, interest based on LIBOR, 7.34% to 7.75% during fiscal 1998                 27,000      --
   Deere & Company payables, due as inventory is sold, interest at various rates, 4.5%
     to 9.00% during fiscal 1998 and 8.75% during fiscal 1997                               7,365     3,744
   Ag Capital Company, interest based on prime 8.125% to 8.5% during fiscal
     1998 and 8.25% during fiscal 1997                                                        581       347
   Other                                                                                    1,100       325
-----------------------------------------------------------------------------------------------------------
                                                                                           79,189    15,343
===========================================================================================================

Noninterest-bearing:
   Deere & Company                                                                         79,592    46,860
   Deere Credit Services                                                                    4,673     1,580
   Other                                                                                      534       548
-----------------------------------------------------------------------------------------------------------
                                                                                           84,799    48,988
-----------------------------------------------------------------------------------------------------------
   Total                                                                                 $163,988  $ 64,331
===========================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS    RDO EQUIPMENT CO. AND SUBSIDIARIES

5. NOTES PAYABLE AND LONG-TERM DEBT:


BANKS AND OTHERS

Notes payable and long-term debt to banks and others consisted of the following as of January 31 (in thousands):

                                                                                  1998        1997
---------------------------------------------------------------------------------------------------
Deutsche Financial Services, Inc. rental equipment notes,
   due in various amounts through January 2003, interest based on prime, 8.0%,
   collateralized by rental equipment                                           $ 20,655   $   --
Deere Credit Services rental equipment notes                                        --        5,115
Bank lines of credit (see below)                                                    --        1,420
Other                                                                              4,178      1,920
---------------------------------------------------------------------------------------------------
Total                                                                             24,833      8,455
Less short-term notes and current maturities of long-term debt                    (4,423)    (4,933)
---------------------------------------------------------------------------------------------------
                                                                                $ 20,410   $  3,522
===================================================================================================

The Company has a bank line of credit totaling $2,000,000 available through July 1, 1998 with interest at prime. During the fiscal years ended January 31, 1997 and 1996, the Company had operating lines of credit totaling $3,000,000. The highest balances outstanding under these lines were $2,000,000, $3,000,000 and $2,972,000, for fiscal years ended January 31, 1998, 1997 and 1996, respectively. The weighted average interest rates on these lines during such periods were 8.46%, 8.58% and 8.41%, respectively.


AFFILIATES

Notes payable and long-term debt due to affiliates consisted of the following as of January 31 (in thousands):

                                                                            1998      1997
-------------------------------------------------------------------------------------------
Ag Capital Company, interest (variable 8.125% to 8.5%) collateralized by
various receivables and fixed assets of the Company                       $ 6,520   $ 5,954
Less- Short-term notes and current maturities of long-term debt            (2,149)     (651)
-------------------------------------------------------------------------------------------
                                                                          $ 4,371   $ 5,303
===========================================================================================

Future maturities of all debt as of January 31, 1998 are as follows (in thousands):

                   1999                        $  6,572
                   2000                           8,559
                   2001                           6,234
                   2002                           5,502
                   2003                           3,345
                   Thereafter                     1,141
                   ------------------------------------
                                               $ 31,353
                   ====================================

The Company's debt agreements contain various restrictive covenants which, among other matters, require the Company to maintain minimum net worth levels, as defined, and place limits on additional indebtedness. The Company was in compliance with all debt covenants at January 31, 1998.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS    RDO EQUIPMENT CO. AND SUBSIDIARIES

6. EMPLOYEE BENEFIT PLANS:


401(k) EMPLOYEE SAVINGS PLAN

The Company's employees participate in a 401(k) employee savings plan sponsored by an affiliate which covers substantially all employees. The Company matches a portion of employee contributions up to an annual maximum of $900 per employee. Contributions to the plan by the Company were $409,000, $214,000 and $194,000 for the fiscal years ended January 31, 1998, 1997 and 1996, respectively.


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


STOCK-BASED COMPENSATION PLAN

The Company's 1996 Stock Incentive Plan (the Plan) provides incentives to key employees, directors, advisors and consultants of the Company. The Plan, which is administered by the Compensation Committee of the Board of Directors (the Committee), provides for an authorization of shares of Class A common stock for issuance thereunder limited to 10% of the total number of shares of Class A common stock issued and outstanding. Under the Plan, the Company may grant eligible recipients incentive stock options, nonqualified stock options, restricted stock, stock appreciation rights, stock awards, or any combination thereof. The Committee establishes the exercise price, vesting schedule and expiration date of any stock options granted under the Plan. Options outstanding at January 31, 1998 vest over a four- to five-year schedule and expire ten years after the date of grant.

Information regarding the Plan as of January 31, is as follows:

                                                         1998                  1997
                                                 -------------------   -------------------
                                                            Weighted              Weighted
                                                             Average               Average
                                                            Exercise              Exercise
                                                 Options      Price    Options      Price
------------------------------------------------------------------------------------------
Outstanding, beginning of the period             560,000    $  15.50         --         --
Granted                                           35,000       15.50    560,000   $  15.50
Canceled                                         (15,000)      15.50         --         --
Exercised                                         (1,500)      15.50         --         --
------------------------------------------------------------------------------------------
Outstanding, end of year                         578,500    $  15.50    560,000   $  15.50
==========================================================================================
Exercisable, end of year                         144,500    $  15.50     40,000   $  15.50
==========================================================================================
Weighted average fair value of options granted              $   6.71              $   6.30
                                                            ========              ========

Options outstanding at January 31, 1998 have an exercise price of $15.50 and a weighted average remaining contractual life of 9.02 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS    RDO EQUIPMENT CO. AND SUBSIDIARIES

The Company accounts for this stock option plan under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for this plan been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the Company's pro forma net income and pro forma net income per common share would have been as follows as of January 31 (in thousands, except per share data):

                                                     1998           1997
---------------------------------------------------------------------------
Net income:
   As reported                                       13,251          6,483
===========================================================================
   Pro forma                                         12,445          6,349
===========================================================================
Basic and diluted net income per share:
   As reported                                    $    1.00       $   0.77
===========================================================================
   Pro forma                                      $    0.94       $   0.76
===========================================================================

In determining the compensation cost of the options granted during fiscal 1998 and 1997, as specified by SFAS 123, the fair value of each option grant has been estimated on the date of grant using the Black-Scholes option pricing model, and the weighted average assumptions used in these calculations are summarized below:

                                                1998            1997
----------------------------------------------------------------------
Risk free interest rate                         5.95%            6.34%
Expected life of options granted                4.94             4.71
Expected volatility of options granted         31.71%           36.00%


7. INCOME TAXES:

Prior to January 20, 1997, the Company had elected to be treated as an S corporation under the Internal Revenue Code. Under this election, the Company was not directly subject to income taxes. Instead, corporate taxable earnings were passed through to the stockholders, who were responsible for any taxes which may have been due. The Company previously made distributions to its stockholders to enable them to pay the corresponding taxes on such corporate taxable earnings. In connection with the reorganization and Offering described in Note 8, the Company terminated S corporation federal tax status and changed to a C corporation and, accordingly, is subject to federal and certain state income taxes. In conjunction with this termination, the Company distributed to its stockholders the previously undistributed S corporation earnings accumulated as of the termination date.

Pro forma net income and pro forma net income per share for the years ended January 31, 1997 and 1996, have been determined assuming that the Company had been taxed as a C corporation for federal and certain state income tax purposes for such periods.

Unaudited pro forma income taxes represent the estimated income taxes that would have been reported had the Company been a taxable entity for both federal and state income tax purposes for all S corporation periods presented. The components of the income tax provision and pro forma income tax provision are summarized as follows as of January 31 (in thousands):

                                                           Pro Forma
                                                      --------------------
                                             1998       1997        1996
--------------------------------------------------------------------------
Current:
   Federal                                 $ 7,528    $ 3,386     $ 2,433
   State                                     1,218        979         757
Deferred income tax provision (benefit)        410        (43)         38
--------------------------------------------------------------------------
Provision for income taxes                 $ 9,156    $ 4,322     $ 3,228
==========================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS    RDO EQUIPMENT CO. AND SUBSIDIARIES


The difference between the federal statutory rate of 35%, 34% and 34% for the fiscal years ended January 31, 1998, 1997 and 1996, respectively, and the provision for income taxes and pro forma provision for income taxes represents the impact of state income taxes, net of the federal benefit.

Effective with the termination of the Company's S corporation status on January 20, 1997, the Company provided for deferred income taxes for cumulative temporary differences between the tax basis and financial reporting basis of its assets and liabilities totaling $300,000.

The current deferred tax asset and the long-term deferred tax liability consisted of the following temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities at January 31(in thousands):

                                                  1998        1997
-------------------------------------------------------------------
Accruals and other reserves                    $    600     $  560
Inventory                                           540       (250)
Compensation accruals                               310        230
-------------------------------------------------------------------
   Net current deferred tax asset                 1,450        540
-------------------------------------------------------------------
Property and equipment                             (920)      (240)
Goodwill                                           (640)        --
-------------------------------------------------------------------
   Net long-term deferred tax liability        $ (1,560)    $ (240)
-------------------------------------------------------------------
                                               $   (110)    $  300
===================================================================


8. INITIAL PUBLIC OFFERING, REORGANIZATION AND CAPITAL STOCK:


INITIAL PUBLIC OFFERING

In January 1997, the Company completed the sale of 4,830,000 shares (including the Underwriters' overallotment option) of Class A common stock (the Offering) for net proceeds of $68,279,000. The Company used a portion of the net proceeds of this Offering to fund the distribution of accumulated S corporation dividends (see Note 7), repay certain notes issued in connection with the acquisitions, pay down inventory floor plan financing, fund future acquisitions and for general corporate purposes.


REORGANIZATION

In fiscal 1997, the Company's Board of Directors approved the reclassification and split of each share of common stock into 44.5 shares of either Class A or Class B common stock effective immediately prior to the Offering. This reclassification and stock split has been retroactively reflected in the accompanying consolidated financial statements.


CAPITAL STOCK

The authorized capital stock of the Company consists of 20,000,000 shares of Class A common stock, 7,500,000 shares of Class B common stock and 500,000 shares of preferred stock, each with a par value of $0.01 per share. The economic rights of each class of common stock are the same, but the voting rights differ. Each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to four votes per share. In addition, the shares of Class B common stock contain restrictions as to transferability and are convertible into shares of Class A common stock on a one-for-one basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS    RDO EQUIPMENT CO. AND SUBSIDIARIES

The following is a summary of the Company's issued and outstanding shares of common stock as of January 31:

                                             1998             1997
---------------------------------------------------------------------
Class A shares                            5,731,008        5,721,508
Class B shares                            7,450,492        7,458,492
---------------------------------------------------------------------
   Total shares                          13,181,500       13,180,000
=====================================================================

9. COMMITMENTS AND CONTINGENCIES:


OPERATING LEASES

The Company leases retail space and vehicles under various noncancelable operating leases. The leases have varying terms and expire at various dates through 2010. Generally, the leases require the Company to pay taxes, insurance and maintenance costs. Lease expense was $6,226,000, $2,733,000 and $2,055,000 for fiscal 1998, 1997 and 1996, respectively.

Future minimum lease payments, by year, required under leases with initial or remaining terms of one year or more consist of the following (in thousands):

                     1999                    $   8,025
                     2000                        7,051
                     2001                        6,244
                     2002                        5,803
                     2003                        3,351
                     Thereafter                  8,441
                     ---------------------------------
                        Total                $  38,915
                     =================================


GUARANTEES

Certain credit companies provide financing to the Company's customers. A portion of this financing is with recourse to the Company. The contingent liability is capped at 10% of the amount of the aggregate outstanding affiliate contracts and 3% of the aggregate outstanding Deere Credit Services agricultural contracts. The Company has made deposits with Deere Credit Services to partially fund contingent liabilities which may come due. These customer notes are collateralized by the customer-owned equipment. As of January 31, 1998, the contingent liability and off-setting deposits are as follows (in thousands):



                                                                     Finance
                                                    Guaranteed      Deposits
                                                       Amounts    Receivable
----------------------------------------------------------------------------
Ag Capital Company (affiliate)                       $  2,201        $  --
ACL Company, LLC (affiliate)                            1,674           --
Farmers Equipment Rental, Inc.(affiliate)                 473           --
Deere Credit Services                                     986          986
----------------------------------------------------------------------------
Total                                                $  5,334        $ 986
============================================================================

In addition, the Company factors receivables to Deere Credit Services and certain receivables are factored with recourse and may be charged back to the Company. As of January 31, 1998, receivables with recourse totaled approximately $2,414,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS    RDO EQUIPMENT CO. AND SUBSIDIARIES

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

The Company's existing repurchase agreements as of January 31, 1998 expire as follows (in thousands):

                     1999                     $   1,270
                     2000                         3,113
                     2001                         4,290
                     2002                         2,678
                     2003                         2,331
                     Thereafter                      72
                     ----------------------------------
                        Total                 $  13,754
                     ==================================


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

b. In addition, the Company has floor plan payables, notes payable and long-term debt owed to Ag Capital and Farmers Equipment Rental, Inc. to finance inventory, various receivables and fixed assets as summarized in Notes 4 and 5. Interest expense paid to related entities totaled $1,121,000, $1,354,000 and $849,000 in fiscal 1998, 1997 and 1996, respectively.

c. The Company had sales to related entities totaling $10,372,000, $11,198,000 and $5,492,000 in fiscal 1998, 1997 and 1996, respectively. The Company also leases certain retail space and vehicles from related entities. Total lease expense for these leases totaled $2,944,000, $1,793,000 and $1,089,000 in fiscal 1998, 1997 and 1996, respectively.


11. SUPPLEMENTAL CASH FLOW DISCLOSURES:

Supplemental cash flow disclosures for the Company as of January 31 are as follows (in thousands):

                                                                             1998       1997       1996
--------------------------------------------------------------------------------------------------------
Cash payments for interest                                                 $ 6,610    $ 5,640    $ 3,820
========================================================================================================
Cash payments for income taxes                                               7,725       --         --
========================================================================================================
Supplemental disclosures of noncash investing and financing activities:
   Increase in assets related to acquisitions through issuance and
     assumption of debt and issuance of common stock                       $13,798    $11,325    $ 9,991
========================================================================================================
   Dividends declared, accrued and unpaid                                  $  --      $   830    $  --
========================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS    RDO EQUIPMENT CO. AND SUBSIDIARIES

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

The following table shows revenues, operating income and other financial information by business segment for the fiscal years 1998, 1997 and 1996 (in thousands):

                                                           Corporate
                               Construction  Agricultural  and Other    Total
------------------------------------------------------------------------------
1998:
   Revenues                        $258,778   $170,625     $   --     $429,403
   Operating income                  18,027     10,007         --       28,034
   Depreciation and amortization      4,042        653          613      5,308
   Identifiable assets              206,496     94,059       18,877    319,432
   Capital expenditures              15,667      1,294          990     17,951

1997:
   Revenues                        $185,984   $116,429     $   --     $302,413
   Operating income                   9,330      6,521         --       15,851
   Depreciation and amortization      2,191        372           43      2,606
   Identifiable assets              107,460     66,556        7,535    181,551
   Capital expenditures               2,723        871           62      3,656

1996:
   Revenues                         132,731     90,826         --      223,557
   Operating income (loss)            6,244      5,186         (367)    11,063
   Depreciation and amortization        979        311           36      1,326
   Identifiable assets               99,083     48,797          213    148,093
   Capital expenditures               7,855      2,001          137      9,993

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS    RDO EQUIPMENT CO. AND SUBSIDIARIES

13. UNAUDITED QUARTERLY FINANCIAL DATA (IN THOUSANDS):

                                        First      Second     Third     Fourth   Total Year
-------------------------------------------------------------------------------------------
Fiscal 1998:
   Total revenues                     $ 84,798   $124,270   $111,501   $108,834   $429,403
   Gross profit                         17,039     23,575     24,849     22,953     88,416
   Net income                            2,379      3,816      4,397      2,659     13,251
   Net income per share -
       basic and diluted                  0.18       0.29       0.33       0.20       1.00

Fiscal 1997:
   Total revenues                     $ 70,886   $ 82,887   $ 75,487   $ 73,153   $302,413
   Gross profit                         12,168     14,936     15,705     14,317     57,126
   Pro forma net income                  1,597      2,262      2,041        583      6,483
   Pro forma net income per share -
       basic and diluted                  0.19       0.27       0.24       0.07       0.77

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO RDO EQUIPMENT CO.:

We have audited the accompanying consolidated balance sheets of RDO Equipment Co. (a Delaware corporation) and Subsidiaries as of January 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended January 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RDO Equipment Co. and Subsidiaries as of January 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1998, in conformity with generally accepted accounting principles.



ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
March 12, 1998

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


COMMON STOCK INFORMATION

The Class A Common Stock of RDO Equipment Co. is traded on the New York Stock Exchange under the symbol "RDO." The Company made its initial public offering on January 23, 1997, at a price of $15.50 per share. The high and low reported sales prices on the New York Stock Exchange during each of the Company's fiscal quarters since the initial public offering were:

                                    High              Low
-------------------------------------------------------------------
Fiscal 1997
  Fourth Quarter               $   19.00         $   17.13

Fiscal 1998
  First Quarter                $   18.63         $   14.88
  Second Quarter                   25.25             15.38
  Third Quarter                    23.38             21.50
  Fourth Quarter                   22.00             16.00

As of April 3, 1998, the Company had 89 record holders and approximately 3,035 beneficial holders of its Class A Common Stock, and one holder of its Class B Common Stock.

                                       38