Form 10-K405, Exhibit 13
period 1999-01-31
RDO EQUIPMENT CO
filed 1999-04-29
CIK 1023902

Exhibit 13.1


SELECTED FINANCIAL DATA

                                                                                                      FISCAL YEAR ENDED JANUARY 31,
-----------------------------------------------------------------------------------------------------------------------------------

(in thousands, except store and per share data)   1999       1998       1997       1996       1995       1994       1993       1992
-----------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:

Revenues:
     Equipment and truck sales                $404,093   $301,684   $224,094   $164,054   $135,704   $106,600   $ 73,516   $ 49,097
     Parts and service                         143,335    113,268     75,820     58,998     48,206     37,512     31,862     22,129
     Rental                                     26,208     14,451      2,499        505         --         --         --         --
     Financial services                          4,988         --         --         --         --         --         --         --
-----------------------------------------------------------------------------------------------------------------------------------
                    Total revenues             578,624    429,403    302,413    223,557    183,910    144,112    105,378     71,226
Cost of revenues                               479,275(1) 340,987    245,287    180,839    148,111    116,369     83,548     56,422
-----------------------------------------------------------------------------------------------------------------------------------
Gross profit                                    99,349     88,416     57,126     42,718     35,799     27,743     21,830     14,804
Selling, general and administrative expenses    81,682     60,382     41,275     31,655     24,893     20,577     16,737     11,929
Restructuring charges                            2,200         --         --         --         --         --         --         --
-----------------------------------------------------------------------------------------------------------------------------------
Operating income                                15,467     28,034     15,851     11,063     10,906      7,166      5,093      2,875
Interest expense, net                          (12,427)    (5,538)    (5,046)    (2,994)    (1,093)    (1,334)      (908)    (1,126)
-----------------------------------------------------------------------------------------------------------------------------------
Income before taxes                              3,040     22,496     10,805      8,069      9,813      5,832      4,185      1,749
Provision for income taxes (2)                   1,237      9,156      4,322      3,228      3,925      2,332      1,674        700
Minority interest                                  135         89         --         --         --         --         --         --
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                    $  1,668   $ 13,251   $  6,483   $  4,841   $  5,888   $  3,500   $  2,511   $  1,049
-----------------------------------------------------------------------------------------------------------------------------------
Net income per share - basic and diluted      $   0.13   $   1.00   $   0.77   $   0.58
-----------------------------------------------------------------------------------------------------------------------------------

SELECTED OPERATING DATA:

Comparable store revenues increase                   5%        11%        26%        11%        25%        32%        12%        --
Stores open at beginning of period                  50         32         26         22         22         21         17         15
   Stores opened                                     6          3          1          2         --         --         --          1
   Stores acquired                                  10         16          5          2         --          1          4          1
   Stores consolidated/sold                         (2)        (1)        --         --         --         --         --         --
-----------------------------------------------------------------------------------------------------------------------------------
Stores open at end of period                        64         50         32         26         22         22         21         17
-----------------------------------------------------------------------------------------------------------------------------------
Net purchases of rental equipment             $ 19,769   $ 14,185   $  1,519   $  6,342   $     --   $     --   $     --   $     --
Net purchases of property and equipment          5,132      3,766      2,137      3,651      1,208        627        681        561
Depreciation and amortization                   10,506      5,308      2,606      1,326        690        668        584        504


As of January 31,
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET:

Working capital                               $ 36,739   $ 69,265   $ 72,744   $ 26,596   $ 26,700   $ 22,019   $ 15,284   $  9,846
Inventories                                    208,368    220,841    130,955    115,616     77,204     64,768     55,582     40,175
Total assets                                   379,220    319,432    181,551    148,093     98,315     83,341     68,660     46,129
Floor plan payables (3)                        191,030    163,988     64,331     91,614     53,581     46,644     45,149     28,067
Total debt                                      55,533     31,353     14,409     10,638      3,277      2,946      6,698      6,283
Stockholders' equity                           102,738    101,070     87,795     34,284     30,467     24,503     11,105      7,006

(1)  Includes non-recurring $15 million inventory charge in fiscal 1999.

(2) Prior to January 20, 1997, the Company elected to be treated as an S corporation under the Internal Revenue Code. A pro forma provision for income taxes was computed as if the Company were subject to corporate income taxes based on the tax laws in effect during these fiscal years.

(3) Includes interest-bearing and noninterest-bearing liabilities incurred in connection with inventory financing.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
As a specialty retailer, the Company distributes, sells, services, rents and finances equipment and trucks to the agricultural, construction, manufacturing, transportation and warehousing industries, including units of state, local and federal government and utility companies. The Company's largest supplier of new equipment and parts is Deere & Company (Deere). The Company operates the largest network of John Deere construction and agricultural equipment retail stores in North America.

The Company's growth has been due to increases in comparable store revenues, opening additional retail locations, acquisitions of equipment and truck retailers and implementation of the Company's operating model. The increase in comparable store revenues is primarily the result of growing market shares, adding new product offerings, and acquiring stores in high growth markets. The acquisitions are primarily the result of consolidation trends among equipment and truck retailers and the ability of the Company to leverage its expertise in acquisitions, consolidation and retail sales, service and marketing. The Company's stores are located in Arizona, California, Iowa, Minnesota, Montana, Nebraska, Nevada, North Dakota, South Dakota, Texas and Washington.

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

The Company generates its revenues from sales of new and used equipment and trucks, sales of parts and service, rental of equipment and customer financing and related products and services. In addition to sales of new and used equipment, sales include equipment purchased under rent-to-purchase agreements. Generally under such agreements, the customer is given a period of up to six months to exercise the option to purchase the rented equipment and is allowed to apply a portion of the rental payments to the purchase price. This rent-to-purchase equipment is included in the Company's inventory until the option is exercised and the equipment is purchased. Rental includes only rental income derived from the Company's dedicated rental fleet and does not include rental payments made on rent-to-purchase equipment.

The Company's highest gross margins have historically been generated from its parts and service and rental revenues. One of the Company's operating strategies is to increase the demand for parts and service by establishing, and then increasing, the base of equipment and trucks held by its customers. Due to product warranty time frames and usage patterns by customers, there generally is a time lag between equipment and truck sales and the generation of significant parts and service revenues from such sales. As a result of this time lag, increases in parts and service revenues do not necessarily coincide with increases in equipment and truck sales. In addition, due to differences in gross margins between equipment and truck sales and parts and service and rental revenues, gross margin percentages may decline as the Company builds market share.

In late fiscal 1998, the Company established a finance subsidiary, RDO Financial Services Co., to provide equipment and truck loans and leases to the customers of its retail network. This subsidiary also provides additional products and services, such as extended warranties, credit life insurance and casualty insurance.

The Company believes its construction equipment, rental and truck operations have benefited from favorable economic conditions during recent years, including low interest rates, low inflation, low fuel prices and moderate economic growth. The Company believes its agricultural equipment operations have been adversely affected by successive years of adverse weather and recurrent plant diseases in the Midwest and by low commodity prices in fiscal 1999. These conditions have resulted in lower than normal farmer confidence, income and capital spending plans.

During the third quarter of fiscal 1999, primarily as a result of adverse conditions in the Midwest farm economy, the Company initiated a number of corporate actions designed to generate cash, fund growth opportunities, discontinue non-strategic operations and achieve more cost efficient operations. These initiatives were undertaken after the Company assessed industry and financial market conditions, primarily of the agricultural economy, that were projected to impact the business over the subsequent six to 18 months. The Company also reviewed industry outlooks from manufacturers, forecasts and surveys by economists, investment analysts and governmental units, and the status of capital markets for raising equity and debt. The initiatives included one-time, non-recurring charges related to inventory and asset writedowns, reserves and severance costs. A $15.0 million inventory charge enabled the Company to initiate a new, more aggressive pricing strategy with respect to equipment sales in the agricultural equipment business segment. This charge is included in cost of revenues. In addition, the Company recorded a restructuring charge of $2.2 million in connection with asset writedowns and severance costs, which included exiting the agricultural irrigation equipment business.

The Company generally experiences lower revenue levels during its first and fourth quarters primarily due to the crop growing season, winter weather conditions in the Midwest and a general slowdown in construction activity at the end of the calendar year. See "Seasonality" below.

Price increases by suppliers of the Company's products have not historically had a significant impact on the Company's results of operations. See "Effects of Inflation" below.

The Company requires cash primarily for financing its inventories of equipment, trucks and replacement parts, acquisitions and openings of additional retail locations, rental equipment and capital expenditures. Historically, the Company has met these liquidity requirements primarily through cash flow generated from operating activities, floor plan financing, and borrowings under credit agreements. See "Liquidity and Capital Resources" below.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company's strategic plan of internal growth along with growth through acquisitions was successful in fiscal 1999 and 1998. Comparable store revenues grew 5% and 11% for fiscal 1999 and 1998, respectively. In fiscal 1999, the Company purchased four heavy-duty truck retail stores, four material handling equipment retail stores, an agricultural equipment rental store and a construction equipment rental store. Four construction equipment rental stores, a construction equipment retail store and a material handling equipment retail store were opened in fiscal 1999. In fiscal 1998, the Company purchased five construction equipment rental stores, five agricultural equipment retail stores, five construction equipment retail stores and a heavy-duty truck retail store. The Company also opened three construction equipment rental stores in fiscal 1998. The results of operations of these acquisitions are included in the Company's results only for the periods after their applicable acquisition dates.

In February 1999, the Company acquired a heavy-duty truck dealership with two retail stores located in Dallas and Fort Worth, Texas, which is engaged in the distribution, sale, service, and financing of trucks primarily supplied by Volvo. Revenues and assets of this acquisition will represent less than 10% of the total revenues and assets of the Company.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain financial data:

                                                  FISCAL YEAR ENDED JANUARY 31,
--------------------------------------------------------------------------------
                                                1999           1998        1997
--------------------------------------------------------------------------------

REVENUE DATA (IN MILLIONS):
Total revenues                                $578.6         $429.4      $302.4
    Construction                                53.9%          55.8%       61.5%
    Agricultural                                27.3%          39.7%       38.5%
    Truck                                       13.0%           1.5%         --
    Rental                                       4.9%           3.0%         --
    Financial                                    0.9%            --          --

Construction revenues                         $312.2         $239.3      $186.0
    Equipment sales                             74.0%          72.5%       72.1%
    Parts and service                           25.3%          27.0%       26.6%
    Rental                                       0.7%           0.5%        1.3%

Agricultural revenues                         $157.8         $170.6      $116.4
    Equipment sales                             70.8%          72.7%       77.3%
    Parts and service                           29.0%          26.5%       22.7%
    Rental                                       0.2%           0.8%         --

Truck revenues                                $ 75.1         $  6.6          --
    Truck sales                                 76.1%          52.7%         --
    Parts and service                           23.9%          47.3%         --

Rental revenues                               $ 28.5         $ 12.8          --
    Equipment sales                             14.8%           5.1%         --
    Parts and service                            2.0%           2.2%         --
    Rental                                      83.2%          92.7%         --

                                                  FISCAL YEAR ENDED JANUARY 31,
--------------------------------------------------------------------------------
                                                1999           1998        1997
--------------------------------------------------------------------------------

STATEMENT OF OPERATIONS DATA (AS A PERCENTAGE OF REVENUES):
Revenues
Equipment and truck sales                       69.8%          70.3%       74.1%
    Parts and service                           24.8           26.4        25.1
    Rental                                       4.5            3.3         0.8
    Financial services                           0.9             --          --
--------------------------------------------------------------------------------
Total revenues                                 100.0%         100.0%      100.0%
--------------------------------------------------------------------------------
Gross profit                                    17.2%(1)       20.6%       18.9%
Selling, general and
    administrative expenses                     14.1           14.1        13.6
Restructuring charges                            0.4             --          --
--------------------------------------------------------------------------------
Operating income                                 2.7            6.5         5.3
Interest expense, net                            2.2            1.3         1.7
Provision for taxes (2)                          0.2            2.1         1.5
--------------------------------------------------------------------------------
Net income (2)                                   0.3%           3.1%        2.1%
--------------------------------------------------------------------------------

(1)  After non-recurring $15 million inventory charge in fiscal 1999.
(2) Prior to January 20, 1997, the Company elected to be treated as an S corporation under the Internal Revenue Code. A pro forma provision for income taxes was computed as if the Company were subject to corporate income taxes based on the tax laws in effect during fiscal 1997.

FISCAL YEAR ENDED JANUARY 31, 1999
COMPARED TO FISCAL YEAR ENDED JANUARY 31, 1998

REVENUES
Revenues increased approximately $149.2 million, or 34.8%, from $429.4 million for fiscal 1998, to $578.6 million for fiscal 1999. Construction, agricultural, truck, rental and financial services operations contributed approximately $312.2 million, $157.8 million, $75.1 million, $28.5 million and $5.0 million, respectively. 57.1% of the increase in revenues, or $85.2 million, was due to acquisitions and openings completed during fiscal 1999. Of those revenues, $10.4 million came from acquisitions and openings in construction operations, as the number of retail locations increased from 25 to 31. There were acquisitions and openings of material handling and construction retail stores in Iowa, Minnesota and Nebraska. Acquisitions of truck operations added $66.2 million in revenues, as the number of retail locations increased from one to four in Minnesota and North Dakota. The acquisitions and openings of equipment rental operations contributed $8.6 million in revenues as the number of rental locations increased from eight to 14. One agricultural equipment rental store was acquired in California while five construction equipment rental stores were opened or acquired in Arizona, California and Nevada. In all, retail locations increased from 50 to 64 during fiscal 1999. Comparable store revenues grew 5.2%. The balance of the increase in revenues is attributable to acquisitions and openings in fiscal 1998.

Equipment and truck sales increased approximately $102.4 million in fiscal 1999, or 33.9%, from $301.7 million for fiscal 1998 to $404.1 million for fiscal 1999. Construction operations contributed approximately $57.6 million of this increase, with equipment sales

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

increasing 33.2% to $231.0 million. Acquisitions and openings completed during fiscal 1999 accounted for approximately $4.6 million of the increase in construction equipment sales. Truck operations contributed approximately $53.7 million of the total sales increase, with truck sales increasing from $3.5 million to $57.2 million. Acquisitions completed during fiscal 1999 accounted for approximately $51.9 million of the increase in truck sales. Rental operations contributed approximately $3.5 million of the equipment sales increase, with sales increasing from $700,000 to $4.2 million. Acquisitions and openings completed during fiscal 1999 accounted for $2.2 million of the increase. Offsetting the increase in equipment and truck sales, agricultural operations decreased approximately $12.4 million, with sales decreasing 10.0% to
111.7 million. The decrease in equipment sales was primarily attributable to the depressed Midwest farm economy.

Parts and service revenues increased approximately $30.1 million, or 26.6%, from $113.2 million for fiscal 1998 to $143.3 million for fiscal 1999. Construction operations contributed approximately $14.4 million of the increase as sales grew 22.3% to $79.0 million. Of this increase, $4.0 million was due to acquisitions and openings completed during fiscal 1999. Truck operations contributed approximately $14.8 million of the increase as sales grew from $3.1 million to $17.9 million. Of this increase, $14.4 million was due to acquisitions completed during fiscal 1999. Rental operations contributed approximately $300,000 of the increase as sales grew from $300,000 to $600,000. Of this increase, $100,000 was due to acquisitions and openings completed during fiscal 1999. Parts and service revenues from agricultural operations increased only slightly, 1.3%, or $600,000, to $45.8 million primarily attributable to adverse conditions in the Midwest farm economy.

Rental revenues increased approximately $11.7 million, or 80.7%, from $14.5 million for fiscal 1998 to $26.2 million for fiscal 1999. Construction and rental operations contributed substantially all of this increase. Acquisitions and openings completed during fiscal 1999 represented approximately $8.2 million of the increase.

Financial services revenues of approximately $5.0 million were generated in fiscal 1999. Financial services revenues are comprised primarily of earnings from interest rate additions on retail installment contracts, gains and service fee income from securitized loans and leases receivable, and finance charges from a revolving credit facility available to a portion of the Company's customers.

GROSS PROFIT
Gross profit increased approximately $10.9 million, or 12.3%, from $88.4 million in fiscal 1998 to $99.3 million in fiscal 1999. Gross profit for fiscal 1999 was affected by the $15.0 million inventory charge discussed above. Gross profit as a percentage of total revenues for fiscal 1999 and 1998 was 17.2% and 20.6%, respectively. Gross profit, as a percentage of total revenues before the $15.0 million inventory charge, for fiscal 1999 was 19.8%. Gross profit has been primarily affected by a more competitive and price sensitive market place affecting the agricultural economy and construction equipment rental industry. Gross profit is affected by the contribution of revenues by business segment and by the mix of revenues within each business segment. Revenues from construction, rental and financial services operations provide the Company with higher gross margins than do agricultural and truck operations. The Company's highest gross margins are derived from its parts and service, rental and financial services revenues.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative (SG&A) expenses as a percent of total revenues were 14.1% for fiscal 1999 and 1998. Total SG&A expenses increased approximately $21.3 million, from $60.4 million for fiscal 1998 to $81.7 million for fiscal 1999. Approximately $10.2 million of the increase was due to the operations of the Company's acquisitions and openings completed during fiscal 1999. SG&A expenses are affected by the contribution of revenues within each business segment. As a percentage of revenues, SG&A expenses are higher for construction and financial services operations than for agricultural, truck and rental operations. As a percentage of revenues, SG&A expenses are lower for equipment and truck sales than for parts and service and rental revenues.

INTEREST EXPENSE
Interest expense increased approximately $6.2 million, or 89.9%, from $6.9 million for fiscal 1998 to $13.1 million for fiscal 1999. The higher level of interest expense is due to the Company operating at normalized debt levels after having paid down debt following the Offering, the increased number of stores which expanded inventory levels, and the need to maintain a larger equipment rental fleet to support expanded rental operations.

INTEREST INCOME
The decline in interest income of $600,000, or 46.2%, from fiscal 1998 is attributable to reflecting interest rate additions on retail installment contracts and finance charges relating to its revolving credit facility in the financial services subsidiary formed in late fiscal 1998. During fiscal 1999, interest income is comprised of finance charges from trade receivables excluding those related to the financial services revolving credit facility.

INCOME TAXES
The estimated provision for income taxes as a percentage of pretax income for fiscal 1999 and 1998 was 40.7%.

NET INCOME
The Company reported net income of $1.7 million, or $0.13 per share for fiscal 1999, which includes a $15.0 million inventory charge and a $2.2 million restructuring charge, compared to net income of $13.3 million, or $1.00 per share for fiscal 1998. Net income and net income per share before one-time, non-recurring inventory and restructuring charges for fiscal 1999 were $11.9 million and $0.90 per share, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FISCAL YEAR ENDED JANUARY 31, 1998
COMPARED TO FISCAL YEAR ENDED JANUARY 31, 1997

REVENUES
Revenues increased approximately $127.0 million, or 42.0%, from $302.4 million for fiscal 1997, to $429.4 million for fiscal 1998. Construction operations contributed $239.4 million, agricultural operations contributed $170.6 million, rental operations contributed $12.8 million and truck operations contributed $6.6 million. 47.4% of the increase in revenues, or $60.2 million, was due to acquisitions and openings complete during fiscal 1998. Of those revenues in fiscal 1998, $14.0 million came from acquisitions in construction operations, as the number of retail locations increased from 21 to 25 as a result of acquisitions in Montana and Texas. Acquisitions of agricultural operations added $26.8 million in revenues, as the number of retail locations increased from 11 to 16 as a result of acquisitions in Arizona, California and North Dakota. An additional $12.8 million came from the acquisition of Sun Valley Equipment Corp. in February of 1997 and the subsequent opening of three more construction equipment rental stores and $6.6 million came from the acquisition of a full-service truck dealership during fiscal 1998. In all, retail store locations increased from 32 to 50 during fiscal 1998. Comparable store revenues grew 11.1%. The balance of the increase in revenues is attributable to acquisitions and openings in fiscal 1997.

Equipment and truck sales increased approximately $77.6 million in fiscal 1998, or 34.6%, from $224.1 million for fiscal 1997 to $301.7 million for fiscal 1998. Construction operations contributed approximately $39.3 million of this increase, with equipment sales increasing 29.3% to $173.4 million. Acquisitions completed during fiscal 1998 accounted for $9.7 million of the increase in construction equipment sales. Agricultural operations contributed an increase of approximately $34.1 million, with equipment sales increasing 37.9% to 124.1 million. Of the $34.1 million, approximately 44%, or $15.0 million, was due to acquisitions completed during fiscal 1998. The acquisition and openings of construction equipment rental stores and the acquisition of a full service truck dealership during fiscal 1998 contributed the remaining increase of approximately $4.2 million.

Parts and service revenues increased approximately $37.4 million, or 49.3%, from $75.8 million for fiscal 1997 to $113.2 million for fiscal 1998. In the most recent fiscal year parts and service revenues grew at a faster pace than did equipment and truck sales primarily due to the acquisition of agricultural stores in Arizona and California for which parts and service revenues represent a higher portion of the revenue mix than the Company's other operations. Construction operations contributed approximately $15.2 million of the increase as sales grew 30.7% to $64.6 million. Of this increase, $4.3 million was due to acquisitions completed during fiscal 1998. Agricultural operations contributed an increase of approximately $18.8 million, with sales increasing 71.2% to $45.2 million. Of the increase, $10.4 million was the result of acquisitions completed during fiscal 1998. The acquisition and openings of construction equipment rental stores and the acquisition of a full service truck dealership during fiscal 1998 contributed the remaining increase of approximately $3.4 million.

The acquisition of Sun Valley Equipment Corp. and additional openings of construction rental stores in fiscal 1998 contributed approximately $12.0 million of rental revenues to the total of $14.5 million reported for the fiscal year. Fiscal 1997 rental revenues were approximately $2.5 million.

GROSS PROFIT
Gross profit increased approximately $31.3 million, or 54.8%, from $57.1 million for fiscal 1997 to $88.4 million for fiscal 1998. Gross profit as a percentage of total revenues for fiscal 1998 and 1997 was 20.6% and 18.9%, respectively. The Company's highest gross margins are derived from its parts and service and rental revenues. The increase in gross margin as a percent of total revenues is primarily due to parts and service and rental revenues representing an increased portion of the revenue mix in fiscal 1998.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses as a percent of total revenues increased from 13.6% for fiscal 1997 to 14.1% for fiscal 1998. Total SG&A expenses increased approximately $19.1 million, from $41.3 million in fiscal 1997 to $60.4 million for fiscal 1998. Approximately $9.1 million of the increase was due to the operations of the Company's acquisitions and openings completed during fiscal 1998. These expenses, as a percentage of total revenues, increased primarily as a result of the parts and service and rental revenues representing an increased portion of the Company's revenue mix. SG&A expenses, as a percentage of revenues, are greater for parts and service and rental revenues than for equipment and truck sales.

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

NET INCOME
Net income increased approximately $6.8 million, or 104.6%, to $13.3 million, or $1.00 per share, for fiscal 1998, compared to pro forma $6.5 million, or pro forma $0.77 per share, for fiscal 1997. On a per share basis, the growth in net income was partially offset by the greater number of shares outstanding resulting from the Offering.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
LIQUIDITY AND CAPITAL RESOURCES

The Company requires cash primarily for financing its inventories of equipment, trucks and replacement parts, acquisitions and openings of additional retail locations, rental equipment and capital expenditures. Historically, the Company has met these liquidity requirements primarily through cash flow generated from operating activities, floor plan financing, and borrowings under credit agreements with Deere & Company (Deere), Deere Credit Services, Inc. (Deere Credit), Ag Capital Company (Ag Capital), NationsBanc Leasing Corporation (NationsBanc), Deutsche Financial Services Corporation (Deutsche), Associates Commercial Corporation (Associates), General Motors Acceptance Corporation
(GMAC) and commercial banks. In addition, in January 1997, the Company completed the Offering raising net proceeds of $68.3 million, which have been used to satisfy the Company's working capital needs.

Floor plan financing from Deere, Deere Credit and NationsBanc represents the primary source of financing for equipment inventories, particularly for equipment supplied by Deere. Floor plan financing of truck inventories is primarily supplied by Associates and GMAC. On- and off-balance sheet financing of rental equipment is primarily provided by Deutsche, Deere Credit and Associates. All lenders receive a security interest in the inventory financed. In addition to floor plan financing supplied by manufacturers, the Company had unused credit commitments related to floor plan financing and on- and off-balance sheet financing of rental equipment of approximately $47.8 million.

Deere and Deere Credit offer floor plan financing to Deere dealers for extended periods and with varying interest-free periods, depending on the type of equipment, to enable dealers to carry representative inventories of equipment and to encourage the purchase of goods by dealers in advance of seasonal retail demand. Down payments are not required and interest may not be charged for a substantial part of the period for which inventories are financed. Variable market rates of interest based on the prime rate are charged on balances outstanding after any interest-free periods, which are currently six to twelve months for agricultural equipment and one to five months for construction equipment. Deere also provides financing to dealers on used equipment accepted in trade and approved equipment from other suppliers. NationsBanc provides equipment floor plan financing with variable market rates of interest based on LIBOR. Associates and GMAC provide truck floor plan financing with variable market rates of interest based on the prime rate. Deutsche and Associates provide rental equipment financing using variable market rates of interest based on LIBOR and the prime rate, respectively.

The Company has available bank lines of credit totaling $27.5 million with varying maturity dates through December 1, 1999 with variable interest rates based on LIBOR and prime. The Company had approximately $12.1 million of unused availability relating to these lines of credit at January 31, 1999.

The Company annually reviews the terms of its financing with its lenders, including the interest rate. In fiscal 1999, 1998 and 1997 the average interest rate under interest-bearing floor plan financing was approximately 7.48%, 8.20%, and 8.25%, respectively. As of January 31, 1999 the Company had outstanding floor plan payables of approximately $191.0 million, of which $146.1 million was then interest-bearing. The average interest rates on the Company's lines of credit during the years ended January 31, 1999, 1998 and 1997 were 8.13%, 8.46% and 8.58%, respectively

The Company's financing agreements contain various restrictive covenants which, among other matters, require the Company to maintain minimum net worth levels, as defined, and place limits on additional indebtedness. The Company was in compliance with or obtained waiver letters for all debt covenants at January 31, 1999.

Operating activities after the inventory and restructuring charges provided net cash of $37.7 million and $38.2 million for fiscal 1999 and 1998, respectively, versus using net cash of $31.9 million in fiscal 1997. The use of net cash in fiscal 1997 was attributable to paying down floor plan payables from proceeds of the Offering.

Cash used for investing activities in fiscal 1999, 1998 and 1997 was $55.4 million, $44.9 million and $14.3 million, respectively. The cash used in fiscal 1999, 1998 and 1997 was primarily related to acquisitions and the purchase of construction equipment for the Company's rental operations. In fiscal 1999, there was an additional use of cash related to the retained interest of loans and leases securitized.

Cash provided by financing activities amounted to $17.7 million, $6.3 million, and $45.9 million for fiscal 1999, 1998 and 1997, respectively. Cash provided by financing activities in fiscal 1999 was primarily attributable to financing of rental equipment for the Company's rental operations and net additional borrowings on the Company's bank lines. Cash provided by financing activities in fiscal 1998 was primarily attributable to financing of rental equipment for the Company's rental operations. In fiscal 1997, cash provided by financing activities was primarily attributable to net proceeds of $68.3 million from the Offering, partially offset by the distribution to its pre-Offering stockholders of $25.0 million of previously undistributed accumulated S corporation earnings, which included $10.0 million from fiscal 1997 earnings.

The Company believes cash from operations, available cash and borrowing capacity will be sufficient to fund its planned internal capital expenditures for fiscal 2000.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SEASONALITY

The Company generally experiences a higher volume of equipment sales in the second and third fiscal quarters of each fiscal year due to the crop growing season, winter weather conditions in the Midwest and the general slowdown in construction activity at the end of the calendar year. Typically, farmers purchase agricultural equipment immediately prior to planting or harvesting crops, which occurs during the Company's second and third fiscal quarters. As a result, sales of agricultural equipment generally are lower in the first and fourth fiscal quarters. Winter weather in the Midwest also limits construction to some degree and, therefore, also typically results in lower sales of construction equipment in the first and fourth fiscal quarters. If the Company acquires operations in geographical areas other than where it currently has operations, it may be affected by other seasonal or equipment buying trends.

YEAR 2000 READINESS

The Company uses both information technology ("IT") and non-IT systems and assets which will be affected by the date change in the year 2000. Many existing computer systems and related applications use only two digits to identify a year in the date field. As the year 2000 approaches, such programs may be unable to distinguish years beginning with 20 from years beginning with 19. In addition, such programs may not recognize the year 2000 as a leap year and fail to include February 29 as a date during the year 2000 or incorrectly include February 29 in years after 2000. As a result, date sensitive systems and related applications may fail, or may not process data accurately, before, during or after the year 2000. The Company is in the midst of an ongoing analysis to evaluate and address the potential for year 2000 issues to impact its operations and management of its businesses.

The Company's dealership, equipment rental and financial services operations rely heavily upon third party systems to support critical day-to-day operations, including sales, inventory, service and parts operations, accounting functions, submitting warranty claims, ordering equipment, truck and parts, reporting financial information, and receiving technical information for service activities. The Company has received and is relying upon assurances from each of the providers of these systems that year 2000 compliant versions of the systems have been developed and have been made available to the Company at no additional cost under existing maintenance agreements. The Company has installed these updates to make all business software applications year 2000 compliant. In addition, all application server hardware is year 2000 compliant. The Company will continue to evaluate these systems, and will monitor all hardware and software vendors to identify and implement any future releases of corrections relating to the year 2000.

The Company is also attempting to verify that the critical services provided by vendors, such as manufacturers and other suppliers, public utilities, financial institutions and credit bureaus with which the Company conducts business, will be available without interruption during the transition to the year 2000. Financial institutions with which the Company conducts critical business activities include floor plan lending sources and retail lending institutions. The Company's survey of suppliers is approximately fifty percent complete, and the Company has not yet identified any suppliers who will not be year 2000 compliant. The Company expects to complete this survey by April 30, 1999. In the event third party service providers are unable to verify their ability to address year 2000 issues, the Company will explore alternative sources for such services.

In addition to the critical systems and services noted above, the Company's operations use a variety of non-IT devices and systems containing embedded technology which may fail, or may not process data accurately, before, during or after the year 2000. Due to the nature of its operations, the Company has minimal exposure to embedded technology. Such non-critical devices and systems include personal computers, software applications, phone systems, control systems, security systems and alarms. The Company has begun evaluating the impact to its operations of such items and expects to complete this assessment and analysis by April 30, 1999. The completion of any necessary implementation and testing is planned for October 31, 1999. The Company expects to identify non-compliant personal computers and other non-IT equipment which will be replaced during 1999.

Despite the Company's efforts, there is a risk not all possible problems associated with year 2000 issues will be corrected. Further, despite assurances that the Company has received or will receive, there can be no guarantee that the products, systems and services provided by vendors, or that the systems of other companies with which the Company does business, will be year 2000 compliant. In addition to risks associated with manufacturers and their year 2000 readiness, the Company believes that its largest risks are associated with utilities (e.g., electrical power, telephones, data communication lines) which are beyond the control of the Company. Any non-compliance could result in the reduction or shutdown of the Company's ability to sell, rent, service and finance equipment, trucks, parts and ancillary products, which could have a material adverse effect on the Company.

In connection with acquisitions, the Company attempts to determine beforehand whether a business being acquired is year 2000 compliant. But that objective is not always possible, and the Company may be unable to verify year 2000 compliance until after an acquisition is completed. Any business systems inherited through acquisition that are determined to be non-compliant will be updated or replaced.

All costs associated with evaluating and correcting year 2000 issues are expensed as incurred. To date, the costs associated with reviewing and correcting year 2000 issues have not been material. Costs of any new equipment will be expensed or capitalized over the asset's useful life, consistent with the Company's financial policies. The Company is evaluating the estimated cost of its year 2000 remediation program in concert with the review of year 2000 issues. The Company expects the total cost of these expenditures will be less than $250,000 of which approximately $50,000 will be expensed and $200,000 capitalized.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                           FOR THE YEARS ENDED JANUARY 31,
----------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)                                  1999          1998          1997
----------------------------------------------------------------------------------------------------------
REVENUES:
      Equipment and truck sales                                      $ 404,093     $ 301,684     $ 224,094
      Parts and service                                                143,335       113,268        75,820
      Rental                                                            26,208        14,451         2,499
      Financial services                                                 4,988            --            --
----------------------------------------------------------------------------------------------------------
            Total revenues                                             578,624       429,403       302,413
COST OF REVENUES (Note 3):                                             479,275       340,987       245,287
----------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                            99,349        88,416        57,126
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                            81,682        60,382        41,275
RESTRUCTURING CHARGES (Note 3):                                          2,200            --            --
----------------------------------------------------------------------------------------------------------
      Operating income                                                  15,467        28,034        15,851
INTEREST EXPENSE                                                       (13,138)       (6,864)       (5,720)
INTEREST INCOME                                                            711         1,326           674
----------------------------------------------------------------------------------------------------------
      Income before income taxes and minority interest                   3,040        22,496        10,805
INCOME TAX PROVISION (BENEFIT)                                           1,237         9,156          (300)
----------------------------------------------------------------------------------------------------------
      Income before minority interest                                    1,803        13,340        11,105
MINORITY INTEREST                                                          135            89            --
----------------------------------------------------------------------------------------------------------

NET INCOME                                                           $   1,668     $  13,251     $  11,105
==========================================================================================================

ACTUAL AND PRO FORMA DATA (Note 9):
      Income before income taxes and minority interest                   3,040        22,496        10,805
      Provision for income taxes                                         1,237         9,156         4,322
      Minority interest                                                    135            89            --
----------------------------------------------------------------------------------------------------------
      Net income                                                         1,668     $  13,251         6,483
==========================================================================================================

      Basic and diluted net income per share                         $    0.13     $    1.00     $    0.77
==========================================================================================================
      Supplemental net income per share (Note 2)                     $    0.13     $    1.00     $    0.68
==========================================================================================================
      Weighted average shares outstanding - basic                       13,182        13,181         8,400
      Weighted average shares outstanding - diluted                     13,201        13,287         8,400
      Weighted average shares outstanding - supplemental (Note 2)       13,201        13,287         9,459
==========================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

                                                                                            AS OF JANUARY 31,
-------------------------------------------------------------------------------------------------------------
(in thousands)                                                                               1999        1998
-------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
        Cash and cash equivalents                                                        $     51    $     37
        Accounts receivable (less allowance for doubtful accounts of $1,616 and $631)      59,233      36,204
        Receivables from affiliates                                                         3,197       1,361
        Inventories                                                                       208,368     220,841
        Prepaid expense                                                                     1,588         704
        Deferred income tax benefit                                                         5,680       1,450
-------------------------------------------------------------------------------------------------------------
              Total current assets                                                        278,117     260,597
PROPERTY AND EQUIPMENT, net                                                                63,702      37,469
OTHER ASSETS:
        Goodwill and other, net of accumulated amortization of $1,888 and $781             36,326      19,601
        Deposits                                                                            1,075       1,765
-------------------------------------------------------------------------------------------------------------
              Total assets                                                               $379,220    $319,432
=============================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
        Floor plan payables                                                              $191,030    $163,988
        Notes payable and current maturities of long-term debt:
              Banks and others                                                             13,942       4,423
              Affiliates                                                                   13,536       2,149
        Accounts payable                                                                    8,373       7,376
        Accrued liabilities                                                                11,649       9,619
        Customer advance deposits                                                           2,114       3,043
        Dividends payable                                                                     734         734
-------------------------------------------------------------------------------------------------------------
              Total current liabilities                                                   241,378     191,332
LONG-TERM DEBT, net of current maturities:
        Banks and others                                                                   24,565      20,410
        Affiliates                                                                          3,490       4,371
DEFERRED INCOME TAXES                                                                       5,210       1,560
-------------------------------------------------------------------------------------------------------------
              Total liabilities                                                           274,643     217,673
-------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Note 11)
MINORITY INTEREST                                                                           1,839         689
STOCKHOLDERS' EQUITY (Note 10):
        Preferred stock                                                                        --          --
        Common stocks-
              Class A                                                                          57          57
              Class B                                                                          75          75
        Additional paid-in-capital                                                         84,471      84,471
        Retained earnings                                                                  18,135      16,467
-------------------------------------------------------------------------------------------------------------
              Total stockholders' equity                                                  102,738     101,070
-------------------------------------------------------------------------------------------------------------
              Total liabilities and stockholders' equity                                 $379,220    $319,432
=============================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                             FOR THE YEARS ENDED JANUARY 31, 1999, 1998, AND 1997
---------------------------------------------------------------------------------------------------------------------------------
                                                    COMMON STOCK
                                              ------------------------          TOTAL    ADDITIONAL
                                                CLASS A        CLASS B         COMMON       PAID-IN       RETAINED
(in thousands, except share amounts)             SHARES         SHARES          STOCK       CAPITAL       EARNINGS          TOTAL
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1996                       911,891      7,458,492     $       84    $   16,284     $   17,916     $   34,284
Issuance of common stock                      4,830,000             --             48        68,231             --         68,279
Purchase of common stock                        (20,383)            --             --           (68)            --            (68)
Net income                                           --             --             --            --         11,105         11,105
Dividends paid and payable                           --             --             --            --        (25,805)       (25,805)
---------------------------------------------------------------------------------------------------------------------------------

BALANCE, JANUARY 31, 1997                     5,721,508      7,458,492            132        84,447          3,216         87,795
Class B common stock converted to
   Class A common stock                           8,000         (8,000)            --            --             --             --
Issuance of common stock                          1,500             --             --            24             --             24
Net income                                           --             --             --            --         13,251         13,251
---------------------------------------------------------------------------------------------------------------------------------

BALANCE, JANUARY 31, 1998                     5,731,008      7,450,492            132        84,471         16,467        101,070
Net income                                           --             --             --            --          1,668          1,668
---------------------------------------------------------------------------------------------------------------------------------

BALANCE, JANUARY 31, 1999                     5,731,008      7,450,492     $      132    $   84,471     $   18,135     $  102,738
=================================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     FOR THE YEARS ENDED JANUARY 31,
--------------------------------------------------------------------------------------------------------------------
(in thousands)                                                                        1999         1998         1997
--------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                                        $  1,668     $ 13,251     $ 11,105
Adjustments to reconcile net income to net
  cash provided by (used for) operating activities:
      Depreciation and amortization                                                 10,506        5,308        2,606
      Deferred taxes                                                                  (428)         410         (300)
      Minority interest                                                                135           89           --
      Loss on sale of irrigation division assets                                     1,360           --           --
      Change in operating assets and liabilities:
            Accounts receivable                                                    (14,519)     (10,594)      (8,959)
            Inventories                                                             25,719      (72,874)      (1,330)
            Prepaid expenses                                                          (667)        (118)        (185)
            Deposits                                                                   792         (404)         218
            Floor plan payables                                                     14,056       97,495      (37,193)
            Accounts payable and accrued liabilities                                  (188)       5,712        3,085
            Customer advance deposits                                                 (747)        (115)        (962)
--------------------------------------------------------------------------------------------------------------------
                          Net cash provided by (used for) operating activities      37,687       38,160      (31,915)
--------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
Net purchases of rental equipment                                                  (19,769)     (14,185)      (1,519)
Net purchase of property and equipment                                              (5,132)      (3,766)      (2,137)
Net assets of acquisitions                                                         (25,455)     (26,478)     (10,100)
Retained investment and service fee on securitized receivables                      (3,813)          --           --
Other, net                                                                          (1,240)        (483)        (516)
--------------------------------------------------------------------------------------------------------------------
                          Net cash used for investing activities                   (55,409)     (44,912)     (14,272)
--------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt                                            15,505       15,777        7,432
Payments on long-term debt                                                          (9,330)      (9,308)      (2,757)
Net proceeds (payments) of bank lines and short-term notes payable                  11,561          (67)      (2,052)
Issuance of common stock, net of issuance costs                                         --           24       68,279
Purchase of common stock                                                                --           --          (68)
Payment of dividends                                                                    --          (96)     (24,975)
--------------------------------------------------------------------------------------------------------------------
                          Net cash provided by financing activities                 17,736        6,330       45,859
--------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH                                                             14         (422)        (328)
CASH AND CASH EQUIVALENTS, beginning of year                                            37          459          787
--------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, end of year                                            $     51     $     37     $    459
====================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS:

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the results of RDO Equipment Co., a C corporation (RDO) and its wholly-owned subsidiaries, Minnesota Valley Irrigation, Inc. (MVI), RDO Truck Center Co., RDO Financial Services Co., RDO Material Handling Co., and its majority-owned subsidiaries RDO Rental Co. (80%), Hall GMC, Inc. (85%), Hall Truck Center, Inc.(85%), and Salinas Equipment Distributors, Inc. (89%). RDO acquired MVI in January 1997 when both were owned and controlled by the same majority stockholder. The acquisition was effected through the issuance of 191,725 shares of RDO common stock. Because RDO and MVI were under common control, the acquisition was accounted for essentially as a pooling of interests. In November 1998, the assets of MVI were sold to a related party (see Notes 3 and 12). RDO and its consolidated subsidiaries are referred to herein as the Company.

BUSINESS
As a specialty retailer, the Company distributes, sells, services, rents and finances equipment and trucks to the agricultural, construction, manufacturing, transportation and warehousing industries, including units of state, local and federal government and utility companies. Accordingly, the Company's results of operations can be significantly impacted by the general economic health of these industries. The Company's stores are located in Arizona, California, Iowa, Minnesota, Montana, Nebraska, Nevada, North Dakota, South Dakota, Texas and Washington.

The Company's major supplier of new equipment and parts for sale is Deere & Company (Deere). Revenues from new Deere equipment and parts accounted for 43%, 48% and 49% of total revenues for fiscal years 1999, 1998 and 1997, respectively. No other supplier's equipment accounted for more than 10% of total revenues.

As discussed in Note 12, the Company has significant transactions with related parties, primarily related to financing arrangements.

DEERE DEALERSHIP AGREEMENTS
The Company has entered into agreements with Deere which authorize the Company to act as an authorized dealer of Deere construction and agricultural equipment. The dealer agreements continue until terminated by Deere or the Company in accordance with the specified provisions.

The Company is required to meet certain performance criteria and equity ratios, maintain suitable facilities, actively promote the sale of Deere equipment, fulfill warranty obligations and maintain stores only in the authorized locations. The Company's principal stockholder is also required to maintain certain voting control and ownership interests. The agreements also contain certain provisions that must be complied with in order to retain the Company's dealership agreements in the event of the death of the controlling stockholder and a subsequent change in control, as defined. The Company was in compliance with the terms of the Deere agreements at January 31, 1999.

Deere is obligated to make floor plan and other financing programs available to the Company that it offers to other dealers, provide promotional and marketing materials, and authorize the Company to use Deere trademarks and trade names.


2. SIGNIFICANT ACCOUNTING POLICIES:

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period and disclosure of contingent assets and liabilities. The ultimate results could differ from those estimates. Estimates are used for such items as valuation of used equipment and truck inventory, depreciable lives of property and equipment, allowance for uncollectible accounts, cash flows on securitized transactions, inventory reserves and guarantees. As better information becomes available or as actual amounts are determinable, the recorded estimates are revised.

CASH AND CASH EQUIVALENTS
The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INVENTORIES
All inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out method for new equipment, trucks and parts inventory. The specific identification method is used to determine cost for used equipment and trucks.

Inventories consisted of the following as of January 31:

(in thousands)                                               1999           1998
--------------------------------------------------------------------------------

New Equipment and Trucks                                $ 152,707      $ 156,732
Used Equipment and Trucks                                  28,865         39,392
Parts and other                                            26,796         24,717
--------------------------------------------------------------------------------
     Total                                              $ 208,368      $ 220,841
================================================================================

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. Improvements which extend the useful life of the related item are capitalized and depreciated. Depreciation is provided for over the estimated useful lives of the individual assets using accelerated and straight-line methods.

Property and equipment consisted of the following as of January 31:

(in thousands)                                    1999          1998       Lives
--------------------------------------------------------------------------------

Land                                          $    614      $    619          --
Buildings and improvements                       7,194         5,151      5-31.5
Equipment, furniture and fixtures               18,044        12,392         3-7
Rental equipment                                58,781        27,541         3-7
Construction in progress                           184           319          --
--------------------------------------------------------------------------------
     Total                                      84,817        46,022
Accumulated depreciation                       (21,115)       (8,553)
--------------------------------------------------------------------------------
Property and equipment, net                   $ 63,702      $ 37,469
================================================================================

REVENUE RECOGNITION
Revenue on equipment, truck and parts sales is recognized upon delivery of product to customers. Rental and service revenue is recognized at the time such services are provided.

SECURITIZED RECEIVABLES
During fiscal 1999, certain loan and lease receivables were securitized wherein they were sold to a special-purpose corporation which is a related party. The Company retains a minimum investment in sold receivables, limited to 10%. Upon sale, a gain was recognized on the receivables for the difference between carrying value and the sales proceeds based on estimates of future expected cash flows including adjustments for prepayments and credit losses. The Company will continue to service the underlying receivables on behalf of the special-purpose corporation in return for a fee. The Company sold approximately $57.1 million of loan and lease receivables during fiscal 1999. Approximately $2.2 million of gains on sales and servicing fee income were recognized as financial service revenues in the accompanying statement of operations.

SUPPLEMENTAL NET INCOME PER SHARE
Supplemental net income per share for fiscal 1997 is computed based on weighted average shares outstanding, adjusted for the number of shares for which proceeds would have been necessary to fund the $15 million distribution of accumulated undistributed S corporation earnings discussed in Note 9.

FAIR VALUE OF FINANCIAL INSTRUMENTS
Unless otherwise disclosed, the carrying amounts of financial instruments, including cash and cash equivalents, receivables, accounts payable, floor plan payables, and notes payable approximate fair value because of relatively short or variable rates on these instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NEW ACCOUNTING PRONOUNCEMENTS
Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which requires all items required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement and displayed with the same prominence as other financial statements. Adoption of this statement had no impact on the financial statements of the Company.

3. INVENTORY AND RESTRUCTURING CHARGES:

During the third quarter of fiscal 1999, the Company initiated corporate actions designed to generate cash, fund growth opportunities, discontinue non-strategic operations and achieve more cost efficient operations. These initiatives were undertaken as the Company assessed current industry and financial market conditions, primarily the financial problems in the agricultural economy, that were projected to impact the Company's business over the subsequent six to 18 months. These initiatives included one-time, non-recurring charges relating to inventory and asset writedowns, reserves and severance costs. The Company took a $15.0 million inventory charge which is included in cost of revenues and a $2.2 million restructuring charge in connection with asset writedowns and severance costs, which included exiting the agricultural irrigation equipment business.

4. BUSINESS COMBINATIONS:

During fiscal 1999 and 1998, the Company made several acquisitions of agricultural equipment, construction equipment, equipment rental and heavy-duty truck operations. These acquisitions have been accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed have been recorded at their estimated fair values as of the dates of acquisition. The excess purchase price over the fair value of the assets acquired and liabilities assumed has been recorded as goodwill which is amortized over 30 years.

The following summarizes the assets acquired, liabilities assumed and cash purchase price of the acquisitions made during the years ended January 31:

(in thousands)                                                1999          1998
--------------------------------------------------------------------------------

Assets acquired                                           $ 51,032      $ 40,276
Less: liabilities assumed                                   25,577        13,798
--------------------------------------------------------------------------------
Cash purchase price                                       $ 25,455      $ 26,478
================================================================================
Number of acquisitions                                           6             7
================================================================================

The accompanying unaudited pro forma results of operations for the years ended January 31, 1999 and 1998, give effect to the above acquisitions as if they were completed at the beginning of fiscal 1998. The unaudited pro forma financial information does not purport to represent what the Company's results of operations would actually have been if such transactions in fact had occurred at such date or to project the Company's results of future operations as of January 31:

(in thousands, except per share data)                         1999          1998
--------------------------------------------------------------------------------

Revenues                                                 $ 615,054     $ 553,438
Net income                                               $  12,193     $  14,293
Weighted average shares outstanding - basic                 13,182        13,181
Weighted average shares outstanding - diluted               13,201        13,287
Basic and diluted net income per share                   $    0.92     $    1.08

Subsequent to the end of fiscal 1999, the Company purchased a heavy-duty truck dealership with full-service truck centers located in Dallas and Fort Worth, Texas primarily supplied by Volvo. Total assets of the acquired business were approximately $13.6 million with unaudited annual revenues of approximately $33.0 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. FLOOR PLAN PAYABLES:

Floor plan payables are financing arrangements for inventory. The terms of these arrangements may include a one- to twelve-month interest-free term followed by a term during which interest is charged. Payoff of the floor plan generally occurs at the earlier of sale of the inventory or in accordance with the terms of the financing arrangements. All amounts owed to Deere & Company are guaranteed by the majority stockholder of the Company and are collateralized by inventory. Floor plan payables consist of the following as of January 31:

(in thousands)                                                                                   1999          1998
-------------------------------------------------------------------------------------------------------------------
Interest-bearing:
   Deere Credit Services, Inc., inventory notes, due as inventory is sold, interest at
      various rates, 5.9% to 7.50% at January 31, 1999, based on prime                      $  66,145     $  43,143
   NationsBanc Leasing Corporation, 6.94% at January 31, 1999, based on LIBOR                  33,900        27,000
   Ag Capital Company, 7.44% at January 31, 1999, based on LIBOR                               23,333           581
   Deere & Company payables, due as inventory is sold, interest at various rates,
      4.5% to 7.75% at January 31, 1999, based on prime                                         8,514         7,365
   Associates Commercial Corporation, 7.25% at January 31, 1999, based on prime                 6,968           750
   General Motors Acceptance Corporation, 7.25% at January 31, 1999, based
      on prime                                                                                  6,457            --
   Other                                                                                          810           350
-------------------------------------------------------------------------------------------------------------------
                                                                                              146,127        79,189
===================================================================================================================
Noninterest-bearing:
   Deere & Company                                                                             41,839        79,592
   Deere Credit Services, Inc.                                                                  2,866         4,673
   Other                                                                                          198           534
-------------------------------------------------------------------------------------------------------------------
                                                                                               44,903        84,799
-------------------------------------------------------------------------------------------------------------------
   Total                                                                                    $ 191,030     $ 163,988
===================================================================================================================

The Company has certain floor plan financing agreements containing various restrictive covenants which, among other matters, require the Company to maintain minimum net worth levels, as defined, and place limits on additional indebtedness. The Company was in compliance with or obtained waiver letters for all floor plan covenants at January 31, 1999.

6. NOTES PAYABLE AND LONG-TERM DEBT:

BANKS AND OTHERS
Notes payable and long-term debt to banks and others consisted of the following as of January 31:

(in thousands)                                                                                   1999          1998
-------------------------------------------------------------------------------------------------------------------
Deutsche Financial Services Corporation, a $46.25 million revolving rental equipment facility, due in various amounts through January 2003, 7.04% at
   January 31, 1999, based on LIBOR, collateralized by rental equipment                     $  27,551     $  20,655
Associates Commercial Corporation, rental equipment notes, due in various amounts through January 2004, interest rates 8.25% to 10.75% at
   January 31, 1999, collateralized by rental equipment                                         3,875            --
Bank lines of credit (see below)                                                                2,660            --
Other                                                                                           4,421         4,178
-------------------------------------------------------------------------------------------------------------------
Total                                                                                          38,507        24,833
Less short-term notes and current maturities of long-term debt                                (13,942)       (4,423)
-------------------------------------------------------------------------------------------------------------------
                                                                                            $  24,565     $  20,410
===================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AFFILIATES
Notes payable and long-term debt due to affiliates consisted of the following as of January 31:

(in thousands)                                                                                   1999          1998
-------------------------------------------------------------------------------------------------------------------
Ag Capital Company, interest (fixed and variable 8.125% to 8.5%)
   collateralized by various receivables and fixed assets of the Company                    $   4,291     $   6,520
Ag Capital Company, operating lines (see below)                                                12,735            --
-------------------------------------------------------------------------------------------------------------------
Total                                                                                          17,026         6,520
Less short-term notes and current maturities of long-term debt                                (13,536)       (2,149)
-------------------------------------------------------------------------------------------------------------------
                                                                                            $   3,490     $   4,371
===================================================================================================================

The Company has bank lines of credit which provide maximum borrowings totaling $27.5 million with varying maturity dates through December 1, 1999 with variable interest rates based on LIBOR and prime. The highest balances outstanding under these lines were $21.1 million, $2.0 million and $3.0 million, for fiscal years ended January 31, 1999, 1998 and 1997, respectively. The weighted average interest rates on these lines during such periods were 8.13%, 8.46% and 8.58%, respectively.

Future debt maturities as of January 31, 1999 are as follows:

(in thousands)
----------------------------------------------------------
2000                                              $ 27,478
2001                                                10,362
2002                                                 9,654
2003                                                 6,474
2004                                                   600
Thereafter                                             965
----------------------------------------------------------
                                                   $55,533
==========================================================

The Company has notes payable and long-term debt agreements containing various restrictive covenants which, among other matters, require the Company to maintain minimum net worth levels, as defined, and place limits on additional indebtedness. The Company was in compliance with or obtained waiver letters for all debt covenants at January 31, 1999.

7. EARNINGS PER SHARE

The following summarizes the computation of weighted average shares outstanding and the net income per share for the years ended January 31:

(in thousands, except per share data)                                     1999         1998          1997
---------------------------------------------------------------------------------------------------------
Net income available to common shareholders                           $  1,668    $  13,251      $  6,483
Weighted average number of common shares outstanding - basic            13,182       13,181         8,400
Dilutive effect of option plan                                              19          106            --
Common and potential common shares outstanding - diluted                13,201       13,287         8,400
Basic and dilutive net income per share                               $   0.13    $    1.00      $   0.77
=========================================================================================================

8. EMPLOYEE BENEFIT PLANS:

401(k) EMPLOYEE SAVINGS PLAN
The Company's employees participate in a 401(k) employee savings plan which covers substantially all employees. The Company matches a portion of employee contributions up to an annual maximum of $900 per employee. Contributions to the plan by the Company were $580,000, $409,000 and $214,000 for the fiscal years ended January 31, 1999, 1998 and 1997, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

STOCK-BASED COMPENSATION PLAN
The Company's 1996 Stock Incentive Plan (the Plan) provides incentives to key employees, directors, advisors and consultants of the Company. The Plan, which is administered by the Compensation Committee of the Board of Directors (the Committee), provides for an authorization of shares of Class A common stock for issuance thereunder limited to 10% of the total number of shares of Class A common stock issued and outstanding. Under the Plan, the Company may grant eligible recipients incentive stock options, nonqualified stock options, restricted stock, stock appreciation rights, stock awards, or any combination thereof. The Committee establishes the exercise price, vesting schedule and expiration date of any stock options granted under the Plan. Options outstanding at January 31, 1999 vest over a four to five year schedule and expire ten years after the date of grant.

During fiscal 1999, the board of directors approved a repricing of all outstanding stock options held by the Company's employees. Under the repricing, its employees were given the option to exchange their current stock options for 35% fewer options with an exercise price of $10 which was slightly greater than the fair market value ($9.0625) of the Company's common stock on that date. A total of 468,500 options formerly priced at $15.50 to $17.25 were exchanged for 304,525 options priced at $10. The new options vest 20% per year starting on the new date of grant.

Information regarding the Plan as of January 31, is as follows:

                                                            1999                         1998
                                                   -----------------------      -----------------------
                                                                  WEIGHTED                     WEIGHTED
                                                                   AVERAGE                      AVERAGE
                                                                  EXERCISE                     EXERCISE
                                                    OPTIONS          PRICE       OPTIONS          PRICE
-------------------------------------------------------------------------------------------------------
Outstanding, beginning of the period                578,500       $  15.50       560,000       $  15.50
Granted                                             629,025       $  11.75        35,000          15.50
Canceled                                           (511,000)      $  16.01       (15,000)         15.50
Exercised                                                --             --        (1,500)      $  15.50
-------------------------------------------------------------------------------------------------------
Outstanding, end of year                            696,525       $  11.74       578,500       $  15.50
=======================================================================================================
Exercisable, end of year                            169,905       $  13.23       144,500       $  15.50
=======================================================================================================
Weighted average fair value of options granted                    $   4.99                     $   6.71
=======================================================================================================

Options outstanding at January 31, 1999 have exercise prices ranging from $9.06 to $15.50 and a weighted average remaining contractual life of 9.16 years.

The Company accounts for the Plan under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for the Plan been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the Company's pro forma net income and pro forma net income per common share would have been as follows as of January 31:

(in thousands, except per share data)                                                1999          1998
-------------------------------------------------------------------------------------------------------
Net income:
   As reported                                                                   $  1,668      $ 13,251
=======================================================================================================
   Pro forma                                                                     $    823      $ 12,445
=======================================================================================================
Basic and diluted net income per share:
   As reported                                                                   $   0.13      $   1.00
=======================================================================================================
   Pro forma                                                                     $   0.06      $   0.94
=======================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In determining the pro forma compensation cost of the options granted during fiscal 1999 and 1998, as specified by SFAS 123, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model. The weighted average assumptions used in these calculations are summarized below:

                                                      1999            1998
--------------------------------------------------------------------------------

Risk free interest rate                               4.99%           5.95%
Expected life of options granted                      4.90 years      4.94 years
Expected volatility of options granted               44.93%          31.71%

9. INCOME TAXES:

Prior to January 20, 1997, the Company had elected to be treated as an S corporation under the Internal Revenue Code. Under this election, the Company was not directly subject to income taxes. Instead, corporate taxable earnings were passed through to the stockholders, who were responsible for any taxes which may have been due. The Company previously made distributions to its stockholders to enable them to pay the corresponding taxes on such corporate taxable earnings. In connection with the reorganization and the Offering described in Note 10, the Company terminated S corporation federal tax status and changed to a C corporation and, accordingly, is subject to federal and certain state income taxes. In conjunction with this termination, the Company distributed to its stockholders the previously undistributed S corporation earnings accumulated as of the termination date.

Pro forma net income and pro forma net income per share for the year ended January 31, 1997 has been determined assuming that the Company had been taxed as a C corporation for federal and certain state income tax purposes for such periods.

Unaudited pro forma income taxes represent the estimated income taxes that would have been reported had the Company been a taxable entity for both federal and state income tax purposes for the S corporation period presented. The components of the income tax provision and pro forma income tax provision are summarized as follows as of January 31:

                                                                      PRO FORMA
(in thousands)                                    1999         1998        1997
-------------------------------------------------------------------------------

Current:
   Federal                                     $ 1,425      $ 7,528     $ 3,386
   State                                           240        1,218         979
Deferred income tax provision (benefit)           (428)         410         (43)
-------------------------------------------------------------------------------
Provision for income taxes                     $ 1,237      $ 9,156     $ 4,322
===============================================================================

The difference between the federal statutory rate of 34%, 35% and 34% for the fiscal years ended January 31, 1999, 1998 and 1997, respectively, and the provision for income taxes and pro forma provision for income taxes represents the impact of state income taxes, net of the federal benefit.

Effective with the termination of the Company's S corporation status on January 20, 1997, the Company provided for deferred income taxes for cumulative temporary differences between the tax basis and financial reporting basis of its assets and liabilities totaling $300,000.

The current deferred tax asset and the long-term deferred tax liability consisted of the following temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities at January 31:

(in thousands)                                               1999          1998
-------------------------------------------------------------------------------

Accruals and other reserves                              $  1,010       $   600
Inventory                                                   4,190           540
Compensation accruals                                         480           310
-------------------------------------------------------------------------------
   Net current deferred tax asset                           5,680         1,450
-------------------------------------------------------------------------------
Property and equipment                                     (4,720)         (920)
Goodwill                                                     (490)         (640)
-------------------------------------------------------------------------------
   Net long-term deferred tax liability                    (5,210)     $ (1,560)
-------------------------------------------------------------------------------
                                                         $    470      $   (110)
===============================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INITIAL PUBLIC OFFERING, REORGANIZATION AND CAPITAL STOCK:

INITIAL PUBLIC OFFERING
In January 1997, the Company completed the sale of 4,830,000 shares (including the Underwriters' overallotment option) of Class A common stock (the Offering) for net proceeds of $68,279,000. The Company used the net proceeds of the Offering to fund the distribution of accumulated S corporation dividends (see
Note 9), repay certain notes issued in connection with acquisitions, pay down inventory floor plan financing, fund future acquisitions and for general purposes.

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

The following is a summary of the Company's issued and outstanding shares of common stock as of January 31:

                                                             1999           1998
--------------------------------------------------------------------------------

Class A shares                                          5,731,008      5,731,008
Class B shares                                          7,450,492      7,450,492
--------------------------------------------------------------------------------
   Total shares                                        13,181,500     13,181,500
================================================================================

11. COMMITMENTS AND CONTINGENCIES:

OPERATING LEASES
The Company leases retail space, vehicles and rental equipment under various noncancelable operating leases. The leases have varying terms and expire at various dates through 2010. Generally, the leases require the Company to pay taxes, insurance and maintenance costs. Lease expense was $11.3 million, $6.2 million and $2.7 million for fiscal 1999, 1998 and 1997, respectively.

Future minimum lease payments, by year, required under leases with initial or remaining terms of one year or more consist of the following:

(in thousands)
-------------------------------------------------
2000                                     $ 14,513
2001                                       13,337
2002                                       12,278
2003                                        9,619
2004                                        5,599
Thereafter                                 13,622
-------------------------------------------------
Total                                    $ 68,968
=================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GUARANTEES

Certain credit companies provide financing to the Company's customers. A portion of this financing is with recourse to the Company. The contingent liability is capped at 10% of the amount of the aggregate outstanding affiliate contracts and 3% of the aggregate outstanding Deere Credit Services, Inc. agricultural contracts. The Company has made deposits with Deere Credit Services, Inc. to partially fund contingent liabilities which may come due. These customer notes are collateralized by the customer-owned equipment. As of January 31, 1999, the contingent liability and off-setting deposits are as follows:

                                                                         FINANCE
                                                       GUARANTEED       DEPOSITS
(in thousands)                                            AMOUNTS     RECEIVABLE
--------------------------------------------------------------------------------

Ag Capital Company (affiliate)                            $ 1,006        $    --
ACL Company, LLC (affiliate)                                1,526             --
Farmers Equipment Rental, Inc. (affiliate)                     91             --
Deere Credit Services, Inc.                                 3,478            678
--------------------------------------------------------------------------------
Total                                                     $ 6,101        $   678
================================================================================

The Company factors certain receivables to Deere Credit Services, Inc. with recourse which, therefore may be charged back to the Company. As of January 31, 1999, receivables with recourse totaled approximately $2.1 million.

As described in Note 2, the Company securitizes certain receivable and lease contracts. In connection with the securitization, the Company is liable for up to 10% of the amount of the aggregate outstanding contracts. As of January 31, 1999, recourse on contracts securitized totaled approximately $4.8 million.

MINIMUM REPURCHASE GUARANTEES
The Company has entered into sales agreements with certain customers which are subject to repurchase agreements. Pursuant to these agreements, the Company, at the discretion of the customer, may be required to repurchase equipment at specified future dates at specified repurchase prices. With respect to these agreements, the Company believes the estimated future retail values of the equipment exceed the guaranteed repurchase prices. The Company accounts for significant transactions which have a guaranteed repurchase feature as leases.

The Company's existing repurchase agreements as of January 31, 1999 expire as follows:

(in thousands)
-------------------------------------------------

2000                                      $ 2,979
2001                                        4,637
2002                                        2,525
2003                                        2,287
2004                                        1,262
Thereafter                                     72
-------------------------------------------------
Total                                     $13,762
=================================================

LITIGATION
In the normal course of business, the Company is subject to various claims, legal actions, contract negotiations and disputes. It provides for losses, if any, in the year in which they can be reasonably estimated.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. RELATED-PARTY TRANSACTIONS:

The Company's summary of significant related-party transactions is as follows:

a. Ag Capital Company, ACL Company, LLC and Farmers Equipment Rental, Inc. provide financing to customers purchasing equipment, parts and repair service from the Company. The Company is contingently liable to these related parties on a portion of this customer financing as summarized in
     Note 11.

b. In addition, the Company has floor plan payables, notes payable and long-term debt owed to Ag Capital Company to finance inventory, various receivables and fixed assets as summarized in Notes 5 and 6. Interest expense paid to related parties totaled $2.1 million, $1.1 million and $1.4 million in fiscal 1999, 1998 and 1997, respectively.

c. The Company had sales to related parties totaling $7.1 million, $10.4 million and $11.2 in fiscal 1999, 1998 and 1997, respectively. The Company also leases certain retail space and vehicles from related parties. Total lease expense for these leases totaled $5.9 million, $2.9 million and $1.8 million in fiscal 1999, 1998 and 1997, respectively.

d. In November 1998, the Company sold the assets of MVI, its agricultural irrigation equipment business, to a related party. Total sales price was approximately $5.0 million resulting in a loss of approximately $1.4 million.


13. SUPPLEMENTAL CASH FLOW DISCLOSURES:

Supplemental cash flow disclosures for the Company as of January 31 are as follows:

(in thousands)                                                                     1999         1998         1997
-----------------------------------------------------------------------------------------------------------------
Cash payments for interest                                                     $ 13,692     $  6,610     $  5,640
=================================================================================================================
Cash payments for income taxes                                                 $  6,730     $  7,725           --
=================================================================================================================
Supplemental disclosures of noncash investing and financing activities:
      Increase in assets related to acquisitions through issuance
         and assumption of debt and issuance of common stock                   $ 25,577     $ 13,798     $ 11,325
      Decrease in assets related to sale of irrigation division assets through issuance of accounts receivable and purchaser's
         assumption of debt                                                    $  5,000     $     --     $     --
=================================================================================================================
Dividends declared, accrued and unpaid                                         $     --     $     --     $    830
=================================================================================================================

14. SEGMENT INFORMATION:

During fiscal 1999, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information," which requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance.

The Company's operations are classified into five business segments: construction, agricultural, truck, rental and financial services. The construction operations include the sale, service and rental of construction equipment to customers primarily in the construction and utility industries and to units of government. Agricultural operations include the sale, service and rental of agricultural equipment primarily to customers in the agricultural industry. The truck operations include the sale and service of heavy-duty trucks to customers primarily in the transportation and construction industries. The rental operations provide rental of construction and agricultural equipment to customers primarily in construction and agricultural industries. The financial services operations primarily provide financing arrangements to customers of the Company's other business segments, as of fiscal 1999. Previously, similar income was included in other segments.

Identifiable assets are those used exclusively in the operations of each business segment or which are allocated when used jointly. Corporate assets are principally comprised of cash, short-term investments, certain property and equipment, and deferred income taxes. Financial services includes interest income and interest expense in revenues and cost of revenues, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table shows the company's business segments and related financial information for the fiscal years 1999, 1998 and 1997:

                                                                                              FINANCIAL
                                                                                           SERVICES AND
(in thousands)                    CONSTRUCTION  AGRICULTURAL          TRUCK        RENTAL     CORPORATE         TOTAL
---------------------------------------------------------------------------------------------------------------------
1999:
   Revenues from
      external customers             $ 312,194     $ 157,776      $  75,119     $  28,547     $   4,988     $ 578,624
   Interest income                          11           499             65           136            --           711
   Interest expense                      6,304         3,169            819         2,846            --        13,138
   Depreciation and
     amortization                        2,205           959            414         5,813         1,115        10,506
   Income (loss) before income
     taxes and minority interest         6,346        (7,223)         1,457           555         1,905         3,040
   Identifiable assets                 173,441        90,951         33,638        53,924        27,266       379,220
   Capital expenditures                  6,211           516            511        15,942         1,721        24,901

1998:
   Revenues from
      external customers             $ 239,327     $ 170,625      $   6,604     $  12,847     $      --     $ 429,403
   Interest income                         648           551             21           106            --         1,326
   Interest expense                      3,521         1,757            141         1,445            --         6,864
   Depreciation and
     amortization                        1,875           774             51         2,456           152         5,308
   Income before income taxes
     and minority interest              12,483         8,801            464           748            --        22,496
   Identifiable assets                 178,203        99,234          3,222        30,316         8,457       319,432
   Capital expenditures                    106         1,294             68        15,493           990        17,951

1997:
   Revenues from
      external customers             $ 185,984     $ 116,429      $      --     $      --     $      --     $ 302,413
   Interest income                         507           167             --            --            --           674
   Interest expense                      4,632         1,088             --            --            --         5,720
   Depreciation and
     amortization                        2,191           372             --            --            43         2,606
   Income before income taxes
     and minority interest               5,204         5,601             --            --            --        10,805
   Identifiable assets                 111,916        68,177             --            --         1,458       181,551
   Capital expenditures                  2,723           871             --            --            62         3,656

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. UNAUDITED QUARTERLY FINANCIAL DATA:

(in thousands, except per share data)                     FIRST       SECOND        THIRD        FOURTH   TOTAL YEAR
--------------------------------------------------------------------------------------------------------------------
FISCAL 1999:
   Total revenues                                     $ 125,945    $ 152,337    $ 150,764     $ 149,578    $ 578,624
   Gross profit                                          23,733       30,794       15,864        28,958       99,349
   Net income (loss)                                      2,456        4,519       (7,264)        1,957        1,668
   Net income (loss) per share - basic and diluted         0.19         0.34        (0.55)         0.15         0.13

FISCAL 1998:
   Total revenues                                     $  84,798    $ 124,270    $ 111,501     $ 108,834    $ 429,403
   Gross profit                                          17,039       23,575       24,849        22,953       88,416
   Net income                                             2,379        3,816        4,397         2,659       13,251
   Net income per share - basic and diluted                0.18         0.29         0.33          0.20         1.00

As discussed in Note 3, the Company incurred one-time, non-recurring inventory and restructuring charges during the third quarter of fiscal 1999. Net income and net income per share before the inventory and restructuring charges were $2.9 million and $0.22 per share, respectively, for the third quarter and $11.9 million and $0.90 per share, respectively, for fiscal 1999.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To RDO Equipment Co.:

We have audited the accompanying consolidated balance sheets of RDO Equipment Co. (a Delaware corporation) and Subsidiaries as of January 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended January 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RDO Equipment Co. and Subsidiaries as of January 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1999, in conformity with generally accepted accounting principles.



                                             ARTHUR ANDERSEN LLP



Minneapolis, Minnesota,
March 17, 1999

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

COMMON STOCK INFORMATION

The Class A Common Stock of RDO Equipment Co. is traded on the New York Stock Exchange under the symbol "RDO." The quarterly high and low reported sales prices on the New York Stock Exchange during the Company's two most recent fiscal years were:

                           FIRST         SECOND          THIRD         FOURTH
                          QUARTER        QUARTER        QUARTER        QUARTER
FISCAL 1999
     High                  $19.38        $17.63         $13.88         $ 9.56
     Low                   $14.63        $13.75         $ 7.63         $ 7.13

FISCAL 1998
     High                  $18.63        $25.25         $23.38         $22.00
     Low                   $14.88        $15.38         $21.50         $16.00

As of April 9, 1999, the Company had 163 record holders and approximately 3,450 beneficial holders of its Class A Common Stock, and one holder of its Class B Common Stock.

                                                                         PAGE 38