Form 10-K405, Exhibit 13
period 2000-01-31
RDO EQUIPMENT CO
filed 2000-04-26
CIK 1023902

EXHIBIT 13.1


RDO EQUIPMENT CO. AND SUBSIDIARIES
SELECTED FINANCIAL DATA

                                                                                                     FISCAL YEARS ENDED JANUARY 31,
------------------------------------------------------------------------------------------------------------------------------------
[in thousands, except store and per
share data]                             2000       1999       1998       1997       1996       1995       1994       1993      1992
------------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
Revenues:
       Equipment and truck sales    $476,773   $404,093   $301,684   $224,094   $164,054   $135,704   $106,600   $ 73,516   $49,097
       Parts and service             173,336    143,335    113,268     75,820     58,998     48,206     37,512     31,862    22,129
       Rental                         32,178     26,208     14,451      2,499        505         --         --         --        --
       Financial services              6,683      4,988         --         --         --         --         --         --        --
------------------------------------------------------------------------------------------------------------------------------------
                     Total revenues  688,970    578,624    429,403    302,413    223,557    183,910    144,112    105,378    71,226
Cost of revenues (1)                 566,877    479,275    340,987    245,287    180,839    148,111    116,369     83,548    56,422
------------------------------------------------------------------------------------------------------------------------------------
Gross profit                         122,093     99,349     88,416     57,126     42,718     35,799     27,743     21,830    14,804
Selling, general and administrative
 expenses                             97,431     81,682     60,382     41,275     31,655     24,893     20,577     16,737    11,929
Restructuring charges                     --      2,200         --         --         --         --         --         --        --
------------------------------------------------------------------------------------------------------------------------------------
Operating income                      24,662     15,467     28,034     15,851     11,063     10,906      7,166      5,093     2,875
Gain on sale of RDO Rental Co.           786         --         --         --         --         --         --         --        --
Interest expense, net                (13,719)   (12,427)    (5,538)    (5,046)    (2,994)    (1,093)    (1,334)      (908)   (1,126)
------------------------------------------------------------------------------------------------------------------------------------
Income before taxes                   11,729      3,040     22,496     10,805      8,069      9,813      5,832      4,185     1,749
Provision for income taxes (2)         5,252      1,237      9,156      4,322      3,228      3,925      2,332      1,674       700
Minority interest                        (60)       135         89         --         --         --         --         --        --
====================================================================================================================================
Net income                          $  6,537   $  1,668   $ 13,251   $  6,483   $  4,841   $  5,888   $  3,500   $  2,511   $ 1,049
====================================================================================================================================
Net income per share - basic and
 diluted                            $   0.50   $   0.13   $   1.00   $   0.77   $   0.58         --         --         --        --
====================================================================================================================================

SELECTED OPERATING DATA
Comparable store revenues increase
 (decrease)                               (2)%        5%        11%        26%        11%        25%        32%        12%       --
Stores open at beginning of year          64         50         32         26         22         22         21         17        15
   Stores opened                          --          6          3          1          2         --         --         --         1
   Stores acquired                         5         10         16          5          2         --          1          4         1
   Stores consolidated/closed/sold       (13)        (2)        (1)        --         --         --         --         --        --
------------------------------------------------------------------------------------------------------------------------------------
Stores open at end of year                56         64         50         32         26         22         22         21        17
------------------------------------------------------------------------------------------------------------------------------------
Net purchases of rental equipment   $    485   $ 19,769   $ 14,185   $  1,519   $  6,342   $     --   $     --   $     --   $    --
Net purchases of property and
 equipment                             3,409      5,132      3,766      2,137      3,651      1,208        627        681       561
Depreciation and amortization         12,950     10,506      5,308      2,606      1,326        690        668        584       504

As of January 31,
------------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET
Working capital                     $ 64,225   $ 36,739   $ 69,265   $ 72,744   $ 26,596   $ 26,700   $ 22,019   $ 15,284   $ 9,846
Inventories                          217,556    208,368    220,841    130,955    115,616     77,204     64,768     55,582    40,175
Total assets                         361,997    379,220    319,432    181,551    148,093     98,315     83,341     68,660    46,129
Floor plan payables (3)              190,242    191,030    163,988     64,331     91,614     53,581     46,644     45,149    28,067
Total debt                            26,604     55,533     31,353     14,409     10,638      3,277      2,946      6,698     6,283
Stockholders' equity                 109,275    102,738    101,070     87,795     34,284     30,467     24,503     11,105     7,006

(1)  Fiscal 1999 Included a non-recurring $15 million inventory charge.

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

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

The Company specializes in the distribution, sale, service, rental and finance of equipment and trucks to the agricultural, construction, manufacturing, transportation and warehousing industries, including units of state, local and federal government and utility companies. The Company's largest supplier is Deere & Company (Deere). The Company operates the largest network of John Deere construction and agricultural equipment stores in North America.

The Company's growth has been due primarily to acquisitions of equipment and truck retailers, opening additional retail locations, and implementation of the Company's operating model. The acquisitions are primarily the result of consolidation trends among equipment and truck retailers and the ability of the Company to leverage its expertise in acquisitions, consolidation and retail sales, service and marketing. The Company's stores are located in Arizona, California, Minnesota, Montana, Nebraska, North Dakota, South Dakota, Texas and Washington.

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

The Company's finance subsidiary, RDO Financial Services Co., provides equipment and truck loans and leases to the customers of the Company's retail network. This subsidiary also provides additional products and services and acts as an agent to extend warranties, credit life insurance and casualty insurance.

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

The Company believes its construction equipment and truck operations have benefited from favorable economic conditions during recent years, including low interest rates, low fuel prices and moderate economic growth. However, during the fourth quarter of fiscal 2000, interest rates and fuel prices have risen above prior year levels and may adversely affect the sales of equipment and trucks in the future. The Company believes its agricultural equipment operations have been adversely affected by successive years of adverse weather and recurrent plant diseases in the Midwest and by low commodity prices. These conditions have resulted in lower than normal farmer confidence, income and capital spending plans.

During the third quarter of fiscal 1999, primarily as a result of adverse conditions in the Midwest farm economy, the Company initiated a number of corporate actions designed to generate cash, fund growth opportunities, discontinue non-strategic operations and achieve more cost efficient operations. These initiatives were undertaken after the Company assessed industry and financial market conditions, primarily of the agricultural economy, that were projected to impact the Company's business. The Company also reviewed industry outlooks from manufacturers, forecasts and surveys by economists, investment analysts and governmental units, and the status of capital markets for raising equity and debt. The initiatives included one-time, non-recurring charges related to inventory and asset writedowns, reserves and severance costs. A $15.0 million inventory charge enabled the Company to initiate a new, more aggressive pricing strategy with respect to equipment sales in the agricultural equipment business segment. This charge is included in cost of revenues. In addition, the Company recorded a restructuring charge of $2.2 million in connection with asset writedowns and severance costs, which included exiting the agricultural irrigation equipment business.

The Company generally experiences lower revenue levels during its first and fourth quarters primarily due to the crop-growing season, winter weather conditions in the Midwest and a general slowdown in construction activity at the end of the calendar year. See "Seasonality" below.

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

In fiscal 2000, the Company purchased five heavy-duty truck retail stores and commenced truck operations in its Waco, Texas location. The Company also closed one construction equipment rental store and sold its 80 percent interest in a construction equipment rental operation located in the southwestern United States. In fiscal 1999, the Company purchased four heavy-duty truck retail stores, four material handling equipment retail stores, an agricultural equipment rental store and a construction equipment rental store. Four construction equipment rental stores, a construction equipment retail store and a material handling equipment retail store were opened in fiscal 1999. The results of operations from acquisitions are included in the Company's results only for the periods after their applicable acquisition dates.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain financial data:

Fiscal Years Ended January 31,          2000          1999             1998
----------------------------------------------------------------------------
REVENUE DATA (IN MILLIONS):
Total revenues                       $ 689.0       $ 578.6          $ 429.4
    Construction                        48.9%         53.9%            55.8%
    Agricultural                        18.5%         27.3%            39.7%
    Truck                               25.9%         13.0%             1.5%
    Rental                               5.7%          4.9%             3.0%
    Financial                            1.0%          0.9%              --

Construction revenues                $ 337.0       $ 312.2          $ 239.3
    Equipment sales                     70.8%         74.0%            72.5%
    Parts and service                   28.1%         25.3%            27.0%
    Rental                               1.1%          0.7%             0.5%

Agricultural revenues                $ 127.6       $ 157.8          $ 170.6
    Equipment sales                     67.4%         70.8%            72.7%
    Parts and service                   32.6%         29.0%            26.5%
    Rental                                --           0.2%             0.8%

Truck revenues                       $ 178.8       $  75.1          $   6.6
    Truck sales                         80.1%         76.1%            52.7%
    Parts and service                   19.9%         23.9%            47.3%

Rental revenues                      $  38.9       $  28.5          $  12.8
    Equipment sales                     23.2%         14.8%             5.1%
    Parts and service                    4.0%          2.0%             2.2%
    Rental                              72.8%         83.2%            92.7%

STATEMENT OF OPERATIONS DATA (AS A PERCENTAGE OF REVENUES):
Revenues
    Equipment and truck sales           69.2%         69.8%            70.3%
    Parts and service                   25.1          24.8             26.4
    Rental                               4.7           4.5              3.3
    Financial services                   1.0           0.9               --
----------------------------------------------------------------------------
Total revenues                         100.0%        100.0%           100.0%
----------------------------------------------------------------------------
Gross profit                            17.7%         17.2%            20.6%
Selling, general and
    administrative expenses             14.1          14.1             14.1
Restructuring charges                     --           0.4               --
----------------------------------------------------------------------------
Operating income                         3.6           2.7              6.5
Gain on sale of RDO Rental Co.           0.1            --               --
Interest expense, net                    2.0           2.2              1.3
Provision for taxes                      0.8           0.2              2.1
----------------------------------------------------------------------------
Net income                               0.9%          0.3%             3.1%
----------------------------------------------------------------------------

(1)  After non-recurring $15 million inventory charge in fiscal 1999.

FISCAL YEAR ENDED JANUARY 31, 2000 COMPARED
TO FISCAL YEAR ENDED JANUARY 31, 1999

REVENUES

Revenues increased approximately $110.4 million, or 19.1%, from $578.6 million for fiscal 1999, to $689.0 million for fiscal 2000. Construction, agricultural, truck, rental and financial services operations represented approximately $337.0 million, $127.6 million, $178.8 million, $38.9 million and $6.7 million, respectively. $70.2 million, or 63.6%, of the increase in revenues was due to the acquisition of five truck locations in California and Texas. In addition, the Company commenced truck operations in its construction equipment store in Waco, Texas. The balance of the increase, net of a 2% decrease in comparable store revenues, is attributable to acquisitions and new store openings in fiscal 1999.

Equipment and truck sales increased approximately $72.7 million in fiscal 2000, or 18.0%, from $404.1 million for fiscal 1999 to $476.8 million for fiscal 2000. Construction operations contributed approximately $7.5 million of this increase, with equipment sales increasing 3.3% to $238.5 million. Truck operations contributed approximately $86.1 million to the total sales increase, with truck sales increasing from $57.2 million to $143.3 million. Acquisitions completed during fiscal 2000 accounted for approximately $57.0 million of the increase in truck sales. Rental operations contributed approximately $4.8 million of the increase, with sales increasing from $4.2 million to $9.0 million. Offsetting the increase in equipment and truck sales, agricultural operations decreased approximately $25.7 million, or 23.0%, to $86.0 million. The decrease in agricultural revenues was primarily attributable to continuing unfavorable conditions in the agricultural economy and the Company's exit from the agricultural irrigation equipment business in fiscal 1999.

Parts and service revenues increased approximately $30.0 million, or 20.9%, from $143.3 million for fiscal 1999 to $173.3 million for fiscal 2000. Construction operations contributed approximately $15.7 million of the increase as sales grew 19.9% to $94.7 million. Truck operations contributed approximately $17.6 million of the increase as sales grew from $17.9 million to $35.5 million. Of this increase, $13.2 million was due to acquisitions completed during fiscal 2000. Rental operations contributed approximately $900,000 of the increase as sales grew from $600,000 to $1.5 million. Parts and service revenues from agricultural operations decreased approximately $4.2 million, or 9.2%, to $41.6 million, primarily attributable to continuing unfavorable conditions in the agricultural economy.

Rental revenues increased approximately $6.0 million, or 22.9%, from $26.2 million for fiscal 1999 to $32.2 million for fiscal 2000. Construction and rental operations contributed substantially all of this increase.

Financial services revenues of approximately $6.7 million were generated in fiscal 2000 compared to $5.0 million in fiscal 1999, an increase of 34.0%. Financial services revenues are comprised primarily of earnings from interest rate additions on retail installment contracts, gains and service fee income from securitized loans and leases receivable, and finance charges from a revolving credit facility available to a portion of the Company's customers. In December 1999, the Company replaced its securitization financing structure in favor of new financing arrangements.

GROSS PROFIT

Gross profit increased approximately $22.8 million, or 23.0%, from $99.3 million in fiscal 1999 to $122.1 million in fiscal 2000. Gross profit as a percentage of total revenues for fiscal 2000 and 1999 was 17.7% and 17.2%, respectively. Gross profit for fiscal 1999 before the $15.0 million non-recurring inventory charge was 19.8%. Gross profit is affected by the contribution of revenues by business segment and by the mix of revenues within each business segment. Revenues from construction, rental and financial services operations provide the Company with higher gross margins than do agricultural and truck operations. The Company's highest gross margins are derived from its parts and service, rental and financial services revenues. Gross margins were adversely affected by the ongoing conditions in agriculture and a more competitive and price sensitive marketplace affecting the sale and rental of new and used construction equipment. The expansion of truck revenues, which generally have lower gross margins, also resulted in lower gross profit as a percentage of total revenues.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative (SG&A) expenses as a percent of total revenues were 14.1% for fiscal 2000 and 1999. Total SG&A expenses increased approximately $15.7 million, from $81.7 million for fiscal 1999 to $97.4 million for fiscal 2000. Approximately $7.3 million of the increase was due to the operations of the Company's acquisitions completed during fiscal 2000. SG&A expenses are affected by the contribution of revenues within each business segment. As a percentage of revenues, SG&A expenses are generally higher for construction and financial services operations than for agricultural, truck and rental operations and lower for equipment and truck sales than for parts and service and rental revenues. The expansion of truck revenues, which generally have lower levels of SG&A expenses as a percentage of total revenues, was offset by lower sales of agricultural equipment resulting in comparable levels of SG&A expenses as a percentage of total revenues.

INTEREST EXPENSE

Interest expense increased approximately $1.4 million, or 10.7%, from $13.1 million for fiscal 1999 to $14.5 million for fiscal 2000. Interest expense as a percent of total revenues decreased from 2.3% for fiscal 1999 to 2.1% for fiscal 2000. Interest expense as a percentage of total revenues declined due to the planned reduction of construction and agricultural inventories.

INTEREST INCOME

Interest income increased approximately $100,000, or 14.3%, from fiscal 1999 to fiscal 2000. Interest income is primarily comprised of finance charges from trade receivables excluding those related to the financial services revolving credit facility which are included in financial services revenues.

INCOME TAXES

The estimated provision for income taxes as a percentage of pretax income was 44.8% and 40.7% for fiscal 2000 and 1999, respectively. The increase in fiscal 2000 provision for income taxes percentage is related to the Company's sale of its 80% owned subsidiary, RDO Rental Co.

NET INCOME

The Company reported net income of $6.5 million, or $0.50 per share for fiscal 2000 compared to net income of $1.7 million, or $0.13 per share for fiscal 1999. Net income and net income per share for fiscal 1999 includes a $15.0 million inventory charge and a $2.2 million restructuring charge.


FISCAL YEAR ENDED JANUARY 31, 1999 COMPARED
TO FISCAL YEAR ENDED JANUARY 31, 1998

REVENUES

Revenues increased approximately $149.2 million, or 34.8%, from $429.4 million for fiscal 1998, to $578.6 million for fiscal 1999. Construction, agricultural, truck, rental and financial services operations represented approximately $312.2 million, $157.8 million, $75.1 million, $28.5 million and $5.0 million, respectively. 57.1% of the increase in revenues, or $85.2 million, was due to acquisitions and openings completed during fiscal 1999. Of those revenues, $10.4 million came from acquisitions and openings in construction operations, as the number of retail locations increased from 25 to 31. There were acquisitions and openings of material handling and construction retail stores in Iowa, Minnesota and Nebraska. Acquisitions of truck operations added $66.2 million in revenues, as the number of retail locations increased from one to four in Minnesota and North Dakota. The acquisitions and openings of equipment rental operations contributed $8.6 million in revenues as the number of rental locations increased from eight to 14. One agricultural equipment rental store was acquired in California while five construction equipment rental stores were opened or acquired in Arizona, California and Nevada. In all, retail locations increased from 50 to 64 during fiscal 1999. Comparable store revenues grew 5.2%. The balance of the increase in revenues is attributable to acquisitions and openings in fiscal 1998.

Equipment and truck sales increased approximately $102.4 million, or 33.9%, from $301.7 million for fiscal 1998 to $404.1 million for fiscal 1999. Construction operations contributed approximately $57.6 million of this increase, with equipment sales increasing 33.2% to $231.0 million. Acquisitions and openings completed during fiscal 1999 accounted for approximately $4.6 million of the increase in construction equipment sales. Truck operations contributed approximately $53.7 million of the total sales increase, with truck sales increasing from $3.5 million to $57.2 million. Acquisitions completed during fiscal 1999 accounted for approximately $51.9 million of the increase in truck sales. Rental operations contributed approximately $3.5 million of the equipment sales increase, with sales increasing from $700,000 to $4.2 million. Acquisitions and openings completed during fiscal 1999 accounted for $2.2 million of the increase. Offsetting the increase in equipment and truck sales, agricultural operations decreased approximately $12.4 million, or 10.0%, to $111.7 million. The decrease in equipment sales was primarily attributable to the depressed Midwest farm economy.

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

GROSS PROFIT

Gross profit increased approximately $10.9 million, or 12.3%, from $88.4 million in fiscal 1998 to $99.3 million in fiscal 1999. Gross profit for fiscal 1999 was affected by the $15.0 million inventory charge discussed above. Gross profit as a percentage of total revenues for fiscal 1999 and 1998 was 17.2% and 20.6%, respectively. Gross profit, as a percentage of total revenues before the $15.0 million inventory charge, for fiscal 1999 was 19.8%. Gross profit has been primarily affected by a more competitive and price sensitive marketplace affecting the agricultural economy and construction equipment rental industry. Gross profit is affected by the contribution of revenues by business segment and by the mix of revenues within each business segment. Revenues from construction, rental and financial services operations provide the Company with higher gross margins than do agricultural and truck operations. The Company's highest gross margins are derived from its parts and service, rental and financial services revenues.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative (SG&A) expenses as a percent of total revenues were 14.1% for fiscal 1999 and 1998. Total SG&A expenses increased approximately $21.3 million, from $60.4 million for fiscal 1998 to $81.7 million for fiscal 1999. Approximately $10.2 million of the increase was due to the operations of the Company's acquisitions and openings completed during fiscal 1999. SG&A expenses are affected by the contribution of revenues within each business segment. As a percentage of revenues, SG&A expenses are generally higher for construction and financial services operations than for agricultural, truck and rental operations and lower for equipment and truck sales than for parts and service and rental revenues.

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

LIQUIDITY AND CAPITAL RESOURCES

The Company requires cash primarily for financing its inventories of equipment, trucks and replacement parts, acquisitions and openings of additional retail locations, rental equipment and capital expenditures. Historically, the Company has met these liquidity requirements primarily through cash flow generated from operating activities, floor plan financing, and borrowings under credit agreements with Deere & Company (Deere), Deere Credit Services, Inc. (Deere Credit), Ag Capital Company (Ag Capital), Banc of America Leasing & Capital, LLC (Banc of America), Deutsche Financial Services Corporation (Deutsche), Associates Commercial Corporation (Associates), General Motors Acceptance Corporation (GMAC), Volvo Commercial Finance LLC The Americas (Volvo) and commercial banks.

Floor plan financing from Deere, Deere Credit and Banc of America represents the primary source of financing for equipment inventories, particularly for equipment supplied by Deere. Floor plan financing of truck inventories is primarily supplied by Associates, GMAC and Volvo. On- and off-balance sheet financing of rental equipment is primarily provided by Deutsche and Deere Credit. Most lenders receive a security interest in the inventory financed. In addition to floor plan financing supplied by manufacturers, the Company had unused credit commitments related to floor plan financing and on- and off-balance sheet financing of rental equipment of approximately $60.1 million at January 31, 2000.

Deere and Deere Credit offer floor plan financing to Deere dealers for extended periods and with varying interest-free periods, depending on the type of equipment, to enable dealers to carry representative inventories of equipment and to encourage the purchase of goods by dealers in advance of seasonal retail demand. Down payments are not required and interest may not be charged for a substantial part of the period for which inventories are financed. Occasionally additional discounts may be available in lieu of interest-free periods. Variable market rates of interest based on the prime rate are charged on balances outstanding after any interest-free periods, which are currently six to twelve months for agricultural equipment and one to five months for construction equipment. Deere also provides financing to dealers on used equipment accepted in trade and approved equipment from other suppliers. Deere Credit and Banc of America provide equipment floor plan financing with variable market rates of interest based on the prime rate and LIBOR, respectively. Associates, GMAC and Volvo provide truck floor plan financing with variable market rates of interest based on the prime rate. Deutsche provides rental equipment financing using variable market rates of interest based on LIBOR.

The Company has available operating lines of credit totaling $25.0 million with varying maturity dates through July 1, 2000 with variable interest rates based on LIBOR and prime. The Company had approximately $12.7 million of unused availability relating to these lines of credit at January 31, 2000.

The Company periodically reviews the terms of its financing with its lenders, including the interest rate. In fiscal 2000, 1999 and 1998 the average interest rate under interest-bearing floor plan financing was approximately 7.37%, 7.48%, and 8.20%, respectively. As of January 31, 2000 the Company had outstanding floor plan payables of approximately $190.2 million, of which $157.4 million was then interest-bearing. The average interest rates on the Company's lines of credit during the years ended January 31, 2000, 1999 and 1998 were 7.92%, 8.13% and 8.46%, respectively

The Company's financing agreements contain various restrictive covenants which, among other matters, require the Company to maintain minimum financial ratios, as defined, and place limits on certain activities. The Company was in compliance with or obtained waiver letters for all debt covenants at January 31, 2000.

Operating activities, including changes in inventories and related floor-plan payables, provided net cash of $20.2 million, $37.7 million and $38.2 million for fiscal 2000, 1999 and 1998, respectively. The net cash provided by operating activities for fiscal 1999 was after the inventory and restructuring charges. Contributing to cash from operations for fiscal 1999 and 1998 was the financing of inventory via floor plan lines previously paid down by the proceeds from its Offering in January 1997. The financing proceeds were used to make acquisitions.

Cash used for investing activities in fiscal 2000, 1999 and 1998 was $4.9 million, $55.4 million and $44.9 million, respectively. The cash used in fiscal 2000 was primarily related to acquisitions and the purchase of property and equipment for the Company's operations. The cash used in fiscal 1999 and 1998 was primarily related to acquisitions and the purchase of construction equipment for the Company's rental operations. With fewer acquisitions and less purchases of rental equipment in anticipation of the sale of RDO Rental Co., less funds were expended during fiscal 2000. In fiscal 1999, there was an additional use of cash related to the retained interest of loans and leases securitized. In December 1999, the Company replaced the securitization finance structure with a more favorable financing agreement which generated a source of cash for fiscal 2000.

Cash used for financing activities amounted to $11.1 million for fiscal 2000, versus net cash provided by financing activities of $17.7 million and $6.3 million for fiscal 1999 and 1998, respectively. Cash used for financing activities in fiscal 2000 was primarily attributable to payment of long-term debt associated with the construction equipment rental company. Cash provided by financing activities in fiscal 1999 was primarily attributable to financing of rental equipment for the Company's rental operations and net additional borrowings on the Company's bank lines. Cash provided by financing activities in fiscal 1998 was primarily attributable to financing of rental equipment for the Company's rental operations.

The Company believes cash from operations, available cash and borrowing capacity will be sufficient to fund its planned internal capital expenditures for fiscal 2001.

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

CYCLICALITY

Sales of equipment and trucks, particularly new units, historically have been cyclical, fluctuating with general economic cycles. During economic downturns, equipment and truck retailers tend to experience similar periods of decline and recession as the general economy. The impact of an economic downturn on retailers is generally less than the impact on manufacturers due to the sale of parts and service by retailers to maintain used equipment and trucks. The Company believes that its businesses are influenced by worldwide and local economic conditions (see "Safe Harbor Statement") and that its geographic and business diversification will generally reduce the overall impact of economic cycles on the Company's operations.

SEASONALITY

The Company's agricultural operations generally experience a higher volume of equipment sales in the second and third fiscal quarters due to the crop growing season. Typically, farmers purchase equipment prior to planting or harvesting crops. Winter weather conditions in the Midwest limit equipment purchases during the Company's first and fourth fiscal quarters. This seasonal effect is diminished during periods of significant and sustained weakness in the agricultural economy during which farmers generally purchase less equipment.

The Company's construction operations also generally experience a higher volume of equipment sales in the second and third fiscal quarters due to favorable weather patterns, particularly in the Midwest. The general slowdown in construction activity at the end of the calendar year influences the fourth fiscal quarter. Further, winter weather conditions in the Midwest and parts of the Southwest and South Central also limit construction activity to some degree, typically resulting in lower sales and rentals of construction equipment.

Since the Company's truck operations do not generally have any significant seasonality, the Company's overall seasonality has tended to decline as truck revenues have become a greater percentage of total revenues. If the Company acquires businesses in geographical areas other than where it currently has operations, it may be affected by other seasonal or equipment buying trends.

YEAR 2000

The Company experienced no application software or hardware problems, no disruptions of products or services from any vendors and manufacturers and no problems with any financial institutions during the rollover to the year 2000. The total cost of the modifications and upgrades to date has been approximately $56,000 and no future costs are expected to be significant. These costs were expensed as incurred.

SAFE HARBOR STATEMENT

This statement is made under the Private Securities Litigation Reform Act of 1995. The future results of the Company, including results related to forward-looking statements in this Report, involve a number of risks and uncertainties. Important factors that will affect future results of the Company, including factors that could cause actual results to differ materially from those indicated by forward-looking statements, include, but may not be limited to, those set forth under the caption "Certain Important Factors" in Item 1 of the Company's Form 10-K dated April 21, 2000, in the Company's Form 8-K dated April 21, 2000, and in other filings with the Securities and Exchange Commission. These factors, which are subject to change, include: general economic conditions worldwide and locally; interest rates; housing starts; fuel prices; the many interrelated factors that affect farmers' confidence, including farm cash income, farmer debt levels, credit availability, worldwide demand for agricultural products, world grain stocks, commodity prices, weather, animal and plant diseases, crop pests, harvest yields, real estate values and government farm programs; legislation, primarily legislation relating to agriculture, the environment, commerce, transportation and government spending on infrastructure; climatic phenomena such as La Nina and El Nino; pricing, product initiatives and other actions of competitors in the various industries in which the Company competes, including manufacturers and retailers; the levels of new and used inventories in these industries; the Company's relationships with its suppliers; production difficulties, including capacity and supply constraints experienced by the Company's suppliers; practices by the Company's suppliers; changes in governmental regulations; labor shortages; employee relations; currency exchange rates; availability, sufficiency and cost of insurance; securitization transactions and other financing arrangements relating to the Company's financial services operations, including credit availability and customer credit risks; dependence upon the Company's suppliers; termination rights and other provisions which the Company's suppliers have under dealer and other agreements; risks associated with growth, expansion and acquisitions; the positions of the Company's suppliers and other manufacturers with respect to publicly-traded dealers, dealer consolidation and specific acquisition opportunities; the Company's acquisition strategies and the integration and successful operation of acquired businesses; capital needs and capital market conditions; operating and financial systems to manage rapidly growing operations; dependence upon key personnel; accounting standards; technological difficulties, especially involving the Company's suppliers and other third parties, including the processing of date-sensitive information, which could cause the Company to be unable to process customer orders, deliver products or services, or perform other essential functions; and other risks and uncertainties. The Company's forward-looking statements are based upon assumptions relating to these factors. These assumptions are sometimes based upon estimates, data, communications and other information from suppliers, government agencies and other sources which are often revised. The Company makes no commitment to revise forward-looking statements, or to disclose subsequent facts, events or circumstances that may bear upon forward-looking statements.

RDO EQUIPMENT CO. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 FOR THE YEARS ENDED JANUARY 31,
-------------------------------------------------------------------------------------------------
[in thousands, except per share amounts]                        2000          1999          1998
-------------------------------------------------------------------------------------------------
REVENUES
       Equipment and truck sales                           $ 476,773     $ 404,093     $ 301,684
       Parts and service                                     173,336       143,335       113,268
       Rental                                                 32,178        26,208        14,451
       Financial services                                      6,683         4,988            --
-------------------------------------------------------------------------------------------------
             Total revenues                                  688,970       578,624       429,403
COST OF REVENUES (Note 3)                                    566,877       479,275       340,987
-------------------------------------------------------------------------------------------------
GROSS PROFIT                                                 122,093        99,349        88,416
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                  97,431        81,682        60,382
RESTRUCTURING CHARGES (Note 3)                                    --         2,200            --
-------------------------------------------------------------------------------------------------
       Operating income                                       24,662        15,467        28,034
INTEREST EXPENSE                                             (14,536)      (13,138)       (6,864)
INTEREST INCOME                                                  817           711         1,326
GAIN ON SALE OF RDO RENTAL CO.                                   786            --            --
-------------------------------------------------------------------------------------------------
       Income before income taxes and minority interest       11,729         3,040        22,496
INCOME TAX PROVISION                                           5,252         1,237         9,156
-------------------------------------------------------------------------------------------------
       Income before minority interest                         6,477         1,803        13,340
MINORITY INTEREST                                                (60)          135            89
-------------------------------------------------------------------------------------------------

NET INCOME                                                 $   6,537     $   1,668     $  13,251
=================================================================================================

       Basic and diluted net income per share              $    0.50     $    0.13     $    1.00
=================================================================================================
       Weighted average shares outstanding - basic            13,182        13,182        13,181
       Weighted average shares outstanding - diluted          13,184        13,201        13,287
=================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

RDO EQUIPMENT CO. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

                                                                                                 AS OF JANUARY 31,
-------------------------------------------------------------------------------------------------------------------
[in thousands]                                                                                    2000        1999
-------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
     Cash and cash equivalents                                                                $  4,207    $     51
     Accounts receivable (less allowance for doubtful accounts of $1,874 and $1,616)            75,536      59,233
     Receivables from affiliates                                                                    31       3,197
     Inventories                                                                               217,556     208,368
     Prepaid expense                                                                               573       1,588
     Deferred income tax benefit                                                                 4,910       5,680
-------------------------------------------------------------------------------------------------------------------
         Total current assets                                                                  302,813     278,117
PROPERTY AND EQUIPMENT, NET                                                                     21,944      63,702
OTHER ASSETS:
     Goodwill and other, net of accumulated amortization of $3,246 and $1,888                   36,205      36,326
     Deposits                                                                                    1,035       1,075
-------------------------------------------------------------------------------------------------------------------
         Total assets                                                                         $361,997    $379,220
===================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
     Floor plan payables                                                                      $190,242    $191,030
     Notes payable                                                                              12,330      15,395
     Current maturities of long-term debt                                                        2,791      12,083
     Accounts payable                                                                            6,169       8,373
     Accrued liabilities                                                                        23,490      11,649
     Customer advance deposits                                                                   2,824       2,114
     Dividends payable (Note 10)                                                                   742         734
-------------------------------------------------------------------------------------------------------------------
         Total current liabilities                                                             238,588     241,378

LONG-TERM DEBT, net of current maturities                                                       11,483      28,055
DEFERRED INCOME TAXES                                                                            1,460       5,210
-------------------------------------------------------------------------------------------------------------------
         Total liabilities                                                                     251,531     274,643
-------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Note 11)
MINORITY INTEREST                                                                                1,191       1,839
STOCKHOLDERS' EQUITY (Note 10):
     Preferred stock                                                                                --          --
     Common stocks-
         Class A                                                                                    57          57
         Class B                                                                                    75          75
     Additional paid-in-capital                                                                 84,471      84,471
     Retained earnings                                                                          24,672      18,135
-------------------------------------------------------------------------------------------------------------------
         Total stockholders' equity                                                            109,275     102,738
-------------------------------------------------------------------------------------------------------------------
         Total liabilities and stockholders' equity                                           $361,997    $379,220
===================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

RDO EQUIPMENT CO. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                            FOR THE YEARS ENDED JANUARY 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------------------------------------------------------
                                                             COMMON STOCK
                                                         ---------------------        TOTAL  ADDITIONAL
                                                           CLASS A     CLASS B       COMMON     PAID-IN    RETAINED
[in thousands, except share amounts]                        SHARES      SHARES        STOCK     CAPITAL    EARNINGS       TOTAL
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1997                                5,721,508   7,458,492    $     132   $  84,447   $   3,216   $  87,795
Class B common stock converted to Class A common stock       8,000      (8,000)          --          --          --          --
Issuance of common stock                                     1,500          --           --          24          --          24
Net income                                                      --          --           --          --      13,251      13,251
--------------------------------------------------------------------------------------------------------------------------------

BALANCE, JANUARY 31, 1998                                5,731,008   7,450,492          132      84,471      16,467     101,070
Net income                                                      --          --           --          --       1,668       1,668
--------------------------------------------------------------------------------------------------------------------------------

BALANCE, JANUARY 31, 1999                                5,731,008   7,450,492          132      84,471      18,135     102,738
Net income                                                      --          --           --          --       6,537       6,537
--------------------------------------------------------------------------------------------------------------------------------

BALANCE, JANUARY 31, 2000                                5,731,008   7,450,492    $     132   $  84,471   $  24,672   $ 109,275
================================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

RDO EQUIPMENT CO. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                            FOR THE YEARS ENDED JANUARY 31,
------------------------------------------------------------------------------------------------------------
[in thousands]                                                               2000         1999         1998
------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                               $  6,537     $  1,668     $ 13,251
Adjustments to reconcile net income to net
  cash provided by operating activities:
       Depreciation and amortization                                       12,950       10,506        5,308
       Deferred taxes                                                      (2,980)        (428)         410
       Minority interest                                                      (60)         135           89
       Loss on sale of irrigation division assets                              --        1,360           --
       Gain on sale of RDO Rental Co.                                        (786)          --           --
       Change in operating assets and liabilities:
            Accounts receivable                                              (972)     (14,519)     (10,594)
            Inventories                                                     8,098       25,719      (72,874)
            Prepaid expenses                                                  524         (667)        (118)
            Deposits                                                           57          792         (404)
            Floor plan payables                                           (11,987)      14,056       97,495
            Accounts payable and accrued liabilities                        8,093         (188)       5,712
            Customer advance deposits                                         702         (747)        (115)
------------------------------------------------------------------------------------------------------------
                 Net cash provided by operating activities                 20,176       37,687       38,160
------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Net purchases of rental equipment                                            (485)     (19,769)     (14,185)
Net purchase of property and equipment                                     (3,409)      (5,132)      (3,766)
Net assets of acquisitions                                                 (4,404)     (25,455)     (26,478)
Retained investment and service fee on securitized receivables              3,813       (3,813)          --
Other, net                                                                   (389)      (1,240)        (483)
------------------------------------------------------------------------------------------------------------
                 Net cash used for investing activities                    (4,874)     (55,409)     (44,912)
------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt                                    7,322       15,505       15,777
Payments on long-term debt                                                (15,403)      (9,330)      (9,308)
Net proceeds (payments) of bank lines and short-term notes payable         (3,065)      11,561          (67)
Issuance of common stock, net of issuance costs                                --           --           24
Payment of dividends                                                           --           --          (96)
------------------------------------------------------------------------------------------------------------
                 Net cash provided by (used for) financing activities     (11,146)      17,736        6,330
------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH                                                 4,156           14         (422)
CASH AND CASH EQUIVALENTS, beginning of year                                   51           37          459
------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, end of year                                   $  4,207     $     51     $     37
============================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS:

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the results of RDO Equipment Co., a C corporation (RDO) and its wholly-owned subsidiaries, RDO Truck Center Co., RDO Financial Services Co., RDO Material Handling Co., Minnesota Valley Irrigation, Inc. (MVI), and its majority-owned subsidiaries Hall GMC, Inc. (85%), Hall Truck Center, Inc. (85%), Salinas Equipment Distributors, Inc. (89%) and RDO Rental Co. (80%). In November 1998, the assets of MVI were sold to a related party (see Notes 3 and 12). In January 2000, RDO sold all of its shares of RDO Rental Co. (see Note 4). RDO and its consolidated subsidiaries are referred to herein as the Company.

BUSINESS

As a specialty retailer, the Company distributes, sells, services, rents and finances equipment and trucks to the agricultural, construction, manufacturing, transportation and warehousing industries, including units of state, local and federal government and utility companies. Accordingly, the Company's results of operations can be significantly impacted by the general economic health of these industries. The Company's stores are located in Arizona, California, Minnesota, Montana, Nebraska, North Dakota, South Dakota, Texas and Washington.

The Company's major suppliers of new equipment, trucks and parts for sale are Deere & Company (Deere) and Volvo AB. Revenues from these major suppliers are as follows:

                                             2000           1999           1998
--------------------------------------------------------------------------------
Deere & Company                                35%            43%            48%
Volvo AB                                       10%             2%            --
================================================================================

No other suppliers accounted for more than 10% of total revenues.

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

The Company is required to meet certain performance criteria and equity ratios, maintain suitable facilities, actively promote the sale of Deere equipment, fulfill warranty obligations and maintain stores only in the authorized locations. Ronald D. Offutt is also required to maintain certain voting control and ownership interests. The agreements also contain certain provisions that must be complied with in order to retain the Company's dealership agreements in the event of the death of Ronald D. Offutt and a subsequent change in control, as defined. The Company was in compliance with the terms of the Deere agreements at January 31, 2000.

Deere is obligated to make floor plan and other financing programs available to the Company that it offers to other dealers, provide promotional and marketing materials, and authorize the Company to use Deere trademarks and trade names.

2. SIGNIFICANT ACCOUNTING POLICIES:

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period and disclosure of contingent assets and liabilities. The ultimate results could differ from those estimates. Estimates are used for such items as valuation of used equipment and truck inventory, depreciable lives of property and equipment, allowance for uncollectible accounts, cash flows on securitized transactions, guarantees, inventory and self-insurance reserves. As better information becomes available or as actual amounts are determinable, the recorded estimates are revised.

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

Inventories consisted of the following as of January 31:

(in thousands)                                              2000           1999
--------------------------------------------------------------------------------
New equipment and trucks                               $ 149,018      $ 152,707
Used equipment and trucks                                 39,159         28,865
Parts and other                                           29,379         26,796
--------------------------------------------------------------------------------
     Total                                             $ 217,556      $ 208,368
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

Property and equipment consisted of the following as of January 31:

(in thousands)                                  2000           1999       Lives
--------------------------------------------------------------------------------
Land                                        $    501       $    614          --
Buildings and improvements                     7,141          7,194      5-31.5
Equipment, furniture and fixtures             20,546         18,044         3-7
Rental equipment                               8,828         58,781         3-7
Construction in progress                         368            184          --
--------------------------------------------------------------------------------
     Total                                    37,384         84,817
Accumulated depreciation                     (15,440)       (21,115)
--------------------------------------------------------------------
Property and equipment, net                 $ 21,944       $ 63,702
====================================================================

REVENUE RECOGNITION

Revenue on equipment, truck and parts sales is recognized upon delivery of product to customers. Rental and service revenue is recognized at the time such services are provided.

SECURITIZED RECEIVABLES

During fiscal 2000 and 1999, certain loan and lease receivables were securitized wherein they were sold to a special-purpose corporation which is a related party. The Company retained a minimum investment in sold receivables, limited to 10%. Upon sale, a gain was recognized on the receivables for the difference between carrying values and the sales proceeds based on estimates of future expected cash flows including adjustments for prepayments and credit losses. The Company serviced the underlying receivables on behalf of the special-purpose corporation in return for a fee. The Company sold approximately $29.4 million and $57.1 million of loan and lease receivables during fiscal 2000 and 1999, respectively. Approximately $1.6 million and $2.2 million of gains on sales and servicing fee income were recognized as financial service revenues in the accompanying statement of operations during fiscal 2000 and 1999, respectively. In December 1999, the Company replaced its securitization financing structure in favor of new financing arrangements and incurred a one-time loss of $399,000 which has been reflected as a reduction of financial service revenues.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Unless otherwise disclosed, the carrying amounts of financial instruments, including cash and cash equivalents, receivables, accounts payable, floor plan payables, and notes payable approximate fair value because of relatively short or variable rates on these instruments.

NEW ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board released Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 also required that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 (as amended) is effective for all quarters of fiscal years beginning after June 15, 2000. The Company does not expect the adoption to materially impact its results of operations or financial position.

3. INVENTORY AND RESTRUCTURING CHARGES:

During the third quarter of fiscal 1999, the Company initiated corporate actions designed to generate cash, fund growth opportunities, discontinue non-strategic operations and achieve more cost efficient operations. These initiatives were undertaken as the Company assessed current industry and financial market conditions, primarily the financial problems in the agricultural economy, that were projected to impact the Company's future business. These initiatives included one-time, non-recurring charges relating to inventory and asset writedowns, reserves and severance costs. The Company took a $15.0 million inventory charge which is included in cost of revenues and a $2.2 million restructuring charge in connection with asset writedowns and severance costs, which included exiting the agricultural irrigation equipment business.

4. BUSINESS COMBINATIONS:

During fiscal 2000 and 1999, the Company made several acquisitions of construction equipment, equipment rental and heavy-duty truck operations. These acquisitions have been accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed have been recorded at their estimated fair values as of the dates of acquisition. The excess purchase price over the fair value of the assets acquired and liabilities assumed has been recorded as goodwill, which is amortized over 30 years.

The following summarizes the assets acquired, liabilities assumed and cash purchase price of the acquisitions made during the fiscal years ended January 31:

(in thousands)                                               2000          1999
--------------------------------------------------------------------------------
Assets acquired                                          $ 25,247      $ 51,032
Less: liabilities assumed                                  20,843        25,577
--------------------------------------------------------------------------------
Cash purchase price                                      $  4,404      $ 25,455
================================================================================
Number of acquisitions                                          2             6
================================================================================

The accompanying unaudited pro forma results of operations for the fiscal years ended January 31, 2000 and 1999 give effect to the above acquisitions as if they were completed at the beginning of fiscal 1999. The unaudited pro forma financial information does not purport to represent what the Company's results of operations would actually have been if such transactions in fact had occurred at such date or to project the Company's results of future operations as of January 31:

(in thousands, except per share data)                       2000           1999
--------------------------------------------------------------------------------
Revenues                                               $ 717,183      $ 702,137
================================================================================
Net income                                             $   6,312      $   1,935
================================================================================
Weighted average shares outstanding - basic               13,182         13,182
================================================================================
Weighted average shares outstanding - diluted             13,184         13,201
================================================================================
Basic and diluted net income per share                 $    0.48      $    0.15
================================================================================

On January 31, 2000, the Company sold its interest in its 80% owned subsidiary RDO Rental Co. The gross proceeds, net of inter-company debt, were approximately $6.2 million. The Company recognized a $786,000 gain on the sale.

5. FLOOR PLAN PAYABLES:

Floor plan payables are financing arrangements for inventory. The terms of these arrangements may include a one- to twelve-month interest-free term followed by a term during which interest is charged. Payoff of the floor plan generally occurs at the earlier of sale of the inventory or in accordance with the terms of the financing arrangements. All amounts owed to Deere & Company are guaranteed by Ronald D. Offutt and are collateralized by inventory. Floor plan payables consist of the following as of January 31:


(in thousands)                                                                                   2000         1999
-------------------------------------------------------------------------------------------------------------------
Interest-bearing:
   Deere Credit Services, Inc., inventory notes, due as inventory is sold, interest at
      various rates, 7.63% to 8.5% at January 31, 2000, based on prime                       $ 57,501     $ 66,145
   Banc of America Leasing & Capital, LLC, 7.81% at January 31, 2000,
      based on LIBOR                                                                           32,500       33,900
   Volvo Commercial Finance LLC The Americas, 8.25% at January 31, 2000,
      based on prime                                                                           31,539           --
   Ag Capital Company (affiliate), 8.33% at January 31, 2000, based on LIBOR                   13,509       23,333
   Associates Commercial Corporation, 8.5% at January 31, 2000, based on prime                  9,441        6,968
   General Motors Acceptance Corporation, 8.0% at January 31, 1999, based
      on prime                                                                                  7,358        6,457
   Deere & Company, due as inventory is sold, 9.0% at January 31, 2000,
      based on prime                                                                            4,197        8,514
   Other                                                                                        1,359          810
-------------------------------------------------------------------------------------------------------------------
                                                                                              157,404      146,127
===================================================================================================================
Noninterest-bearing:
   Deere & Company                                                                             27,104       41,839
   Deere Credit Services, Inc.                                                                  4,813        2,866
   Other                                                                                          921          198
-------------------------------------------------------------------------------------------------------------------
                                                                                               32,838       44,903
-------------------------------------------------------------------------------------------------------------------
   Total                                                                                     $190,242     $191,030
===================================================================================================================

The Company has certain floor plan financing agreements containing various restrictive covenants which, among other matters, require the Company to maintain minimum net worth levels, as defined, and place limits on additional indebtedness. The Company was in compliance with or obtained waiver letters for all floor plan covenants at January 31, 2000.

6. NOTES PAYABLE AND LONG-TERM DEBT:

NOTES PAYABLE

Notes payable consisted of the following as of January 31:

(in thousands)                                               2000          1999
--------------------------------------------------------------------------------
Ag Capital Company (affiliate), operating lines           $12,330       $12,735
Bank operating lines                                           --         2,660
--------------------------------------------------------------------------------
Total notes payable                                       $12,330       $15,395
================================================================================

The Company has operating lines of credit which provide maximum borrowings totaling $25.0 million with varying maturity dates through July 1, 2000 with variable interest rates based on LIBOR and prime. The highest balances outstanding under these lines were $23.0 million and $21.1 million for fiscal years ended January 31, 2000 and 1999, respectively. The weighted average interest rates on these lines during such periods were 7.92% and 8.13%, respectively.

LONG-TERM DEBT

Long-term debt consisted of the following as of January 31:


(in thousands)                                                                              2000          1999
---------------------------------------------------------------------------------------------------------------
Deutsche Financial Services Corporation, a revolving equipment facility,
   7.93% at January 31, 2000, based on LIBOR,                                           $     --      $ 27,551
   collateralized by rental equipment
Ag Capital Company (affiliate), interest (fixed and variable 8.5% to 8.58%)
   collateralized by various receivables and fixed assets of the Company                   8,151         4,291
Volvo Trucks North America, Inc., due in various amounts through
   September 2004, 8.5% at January 31, 2000, based on prime, unsecured                     2,640            --
Volvo Trucks North America, Inc., due in various amounts through
   September 2002, interest free, unsecured                                                2,400            --
Other                                                                                      1,083         2,263
Others paid off during the year                                                               --         6,033
---------------------------------------------------------------------------------------------------------------
Total                                                                                     14,274        40,138
Less current maturities of long-term debt                                                 (2,791)      (12,083)
---------------------------------------------------------------------------------------------------------------
Total long-term debt, net of current maturities                                         $ 11,483      $ 28,055
===============================================================================================================

Future long-term debt maturities as of January 31, 2000 are as follows:

              (in thousands)
              ---------------------------------------------------
              2001                                      $  2,791
              2002                                         2,609
              2003                                         6,966
              2004                                           675
              2005                                         1,233
              Thereafter                                      --
              ---------------------------------------------------
              Total                                     $ 14,274
              ===================================================

The Company has notes payable and long-term debt agreements containing various restrictive covenants which, among other matters, require the Company to maintain minimum net worth levels, as defined, and place limits on additional indebtedness. The Company was in compliance with all debt covenants at January 31, 2000.

7. EARNINGS PER SHARE:

The following summarizes the computation of weighted average shares outstanding and the net income per share for the fiscal years ended January 31:


(in thousands, except for per share data)                            2000        1999       1998
--------------------------------------------------------------------------------------------------
Net income available to common shareholders                      $  6,537    $  1,668    $ 13,251
==================================================================================================
Weighted average number of common shares outstanding - basic       13,182      13,182      13,181
Dilutive effect of option plan                                          2          19         106
--------------------------------------------------------------------------------------------------
Common and potential common shares outstanding - diluted           13,184      13,201      13,287
==================================================================================================
Basic and dilutive net income per share                          $   0.50    $   0.13    $   1.00
==================================================================================================

8. EMPLOYEE BENEFIT PLANS:

401(k) EMPLOYEE SAVINGS PLAN

The Company's employees participate in a 401(k) employee savings plan which covers substantially all employees. The Company matches a portion of employee contributions up to an annual maximum of $900 per employee. Contributions to the plan by the Company were $643,000, $580,000 and $409,000 for the fiscal years ended January 31, 2000, 1999 and 1998, respectively.

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

STOCK-BASED COMPENSATION PLAN

The Company's 1996 Stock Incentive Plan (the Plan) provides incentives to key employees, directors, advisors and consultants of the Company. The Plan, which is administered by the Compensation Committee of the Board of Directors (the Committee), provides for an authorization of shares of Class A common stock for issuance thereunder limited to 10% of the total number of shares of common stock issued and outstanding. Under the Plan, the Company may grant eligible recipients incentive stock options, nonqualified stock options, restricted stock, stock appreciation rights, stock awards, or any combination thereof. The Committee establishes the exercise price, vesting schedule and expiration date of any stock options granted under the Plan. Options outstanding at January 31, 2000 generally vest over a four to five year schedule and expire ten years after the date of grant.

During fiscal 1999, the board of directors approved a repricing of all outstanding stock options held by the Company's employees. Under the repricing, its employees were given the option to exchange their current stock options for 35% fewer options with an exercise price of $10, which was slightly greater than the fair market value ($9.0625) of the Company's common stock on that date. A total of 468,500 options formerly priced at $15.50 to $17.25 were exchanged for 304,525 options priced at $10. The new options vest 20% per year starting on the new date of grant.

Information regarding the Plan as of January 31, is as follows:

                                         2000                      1999                       1998
                                       ---------------------------------------------------------------------------
                                                    Weighted                  Weighted                   Weighted
                                                    Average                   Average                    Average
                                                    Exercise                  Exercise                   Exercise
                                        Options       Price       Options       Price        Options       Price
------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of the year      696,525      $ 15.50      578,500      $ 15.50       560,000      $ 15.50
Granted                                 220,000         5.95      629,025        11.75        35,000        15.50
Canceled                                (87,275)       10.30     (511,000)       16.01       (15,000)       15.50
Exercised                                    --           --           --           --        (1,500)       15.50
------------------------------------------------------------------------------------------------------------------
Outstanding, end of year                829,250      $ 10.35      696,525      $ 11.74       578,500      $ 15.50
==================================================================================================================
Exercisable, end of year                406,010      $  9.68      169,905      $ 13.23       144,500      $ 15.50
==================================================================================================================
Weighted average fair value of
   options granted                                   $  2.81                   $  4.99                    $  6.71
==================================================================================================================

Options outstanding at January 31, 2000 have exercise prices ranging from $5.875 to $15.50 and a weighted average remaining contractual life of 8.60 years.

The Company accounts for the Plan under APB Opinion No. 25, under which no compensation cost has been recognized for options granted to employees. Had compensation cost for the Plan been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the Company's pro forma net income and pro forma net income per common share would have been as follows at January 31:


(in thousands, except per share data)                                          2000          1999           1998
-----------------------------------------------------------------------------------------------------------------
Net income:
   As reported                                                              $ 6,537       $ 1,668       $ 13,251
=================================================================================================================
   Pro forma                                                                $ 5,680       $   823       $ 12,445
=================================================================================================================
Basic and diluted net income per share:
   As reported                                                              $  0.50       $  0.13       $   1.00
=================================================================================================================
   Pro forma                                                                $  0.43       $  0.06       $   0.94
=================================================================================================================

In determining the pro forma compensation cost of the options granted during fiscal 2000 and 1999, as specified by SFAS 123, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model. The weighted average assumptions used in these calculations are summarized below:

                                               2000          1999          1998
-------------------------------------------------------------------------------------
Risk free interest rate                        6.24%         4.99%         5.95%
Expected life of options granted               4.60 years    4.90 years    4.94 years
Expected volatility of options granted        46.29%        44.93%        31.71%

9. INCOME TAXES:

The components of the income tax provision are summarized as follows as of January 31:


(in thousands)                                       2000          1999         1998
-------------------------------------------------------------------------------------
Current:
   Federal                                        $ 7,080       $ 1,425      $ 7,528
   State                                            1,152           240        1,218
Deferred income tax provision (benefit)            (2,980)         (428)         410
-------------------------------------------------------------------------------------
Provision for income taxes                        $ 5,252       $ 1,237      $ 9,156
=====================================================================================

The difference between the federal statutory rate of 35%, 34% and 35% for the fiscal years ended January 31, 2000, 1999 and 1998, respectively, and the provision for income taxes represents the impact of state income taxes, net of the federal benefit. In addition, the fiscal 2000 tax rate was affected by additional taxes relating to the structure of the sale of RDO Rental Co.

The current deferred tax asset and the long-term deferred tax liability consisted of the following temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities at January 31:


(in thousands)                                                   2000           1999
-------------------------------------------------------------------------------------
Accruals and other reserves                                   $ 2,230        $ 1,010
Inventory                                                       2,120          4,190
Compensation accruals                                             560            480
-------------------------------------------------------------------------------------
   Net current deferred tax asset                               4,910          5,680
-------------------------------------------------------------------------------------
Property and equipment                                           (850)        (4,720)
Goodwill                                                         (880)          (490)
Other                                                             270             --
-------------------------------------------------------------------------------------
   Net long-term deferred tax liability                        (1,460)        (5,210)
-------------------------------------------------------------------------------------
   Total                                                      $ 3,450        $   470
=====================================================================================

10. CAPITAL STOCK AND DIVIDENDS PAYABLE:

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

The following is a summary of the Company's issued and outstanding shares of common stock as of January 31:

                                                            2000           1999
--------------------------------------------------------------------------------
Class A shares                                         5,731,008      5,731,008
Class B shares                                         7,450,492      7,450,492
--------------------------------------------------------------------------------
   Total shares                                       13,181,500     13,181,500
================================================================================

DIVIDENDS PAYABLE

Prior to the Company's initial public offering in January 1997, an S corporation distribution was made in connection with the termination of the Company's S corporation tax status. A portion of this distribution was retained by the Company for any potential tax liabilities related to the previously filed federal and state S corporation tax returns. The balance remaining to be distributed as of January 31, 2000 is $742,000.

11. COMMITMENTS AND CONTINGENCIES:

OPERATING LEASES

The Company leases retail space, vehicles and rental equipment under various noncancelable operating leases. The leases have varying terms and expire at various dates through 2010. Generally, the leases require the Company to pay taxes, insurance and maintenance costs. Lease expense was $13.7 million, $11.3 million and $6.2 million for fiscal 2000, 1999 and 1998, respectively.

Future minimum lease payments, by year, required under leases with initial or remaining terms of one year or more consist of the following:

                (in thousands)
                ----------------------------------------------
                2001                                  $12,227
                2002                                   11,083
                2003                                    9,198
                2004                                    6,782
                2005                                    4,282
                Thereafter                             10,486
                ----------------------------------------------
                Total                                 $54,058
                ==============================================
GUARANTEES

Certain credit companies provide financing to the Company's customers. A portion of this financing is with recourse to the Company. The contingent liability relating to affiliate contracts is capped at 10% of the amount of the aggregate outstanding contracts. Certain construction contracts with Deere Credit Services, Inc. are full recourse while agricultural contracts are limited to a cash deposit amounting to 3% of the aggregate outstanding contracts. The Company also factors certain accounts receivable to Deere Credit Services, Inc. with recourse which, therefore may be charged back to the Company. The contingent liability relating to Associates Commercial Corporation range from 5% to 10% of the individual contract's outstanding balance. These customer notes are collateralized by the customer-owned equipment. As of January 31, 2000, the contingent liability and off-setting deposits are as follows:

                                                                        Finance
                                                      Guaranteed       Deposits
(in thousands)                                           Amounts     Receivable
--------------------------------------------------------------------------------
Deere Credit Services, Inc.                              $ 7,322          $ 692
Associates Commercial Corporation                          5,623             --
ACL Company, LLC (affiliate)                                 938             --
Ag Capital Company (affiliate)                               442             --
Farmers Equipment Rental, Inc. (affiliate)                    23             --
--------------------------------------------------------------------------------
Total                                                    $14,348          $ 692
================================================================================

MINIMUM REPURCHASE GUARANTEES

The Company has entered into sales agreements with certain customers which are subject to repurchase agreements. Pursuant to these agreements, the Company, at the discretion of the customer, may be required to repurchase equipment at specified future dates at specified repurchase prices. With respect to these agreements, the Company believes the estimated future retail values of the equipment equals or exceeds the guaranteed repurchase prices. The Company accounts for significant transactions which have a guaranteed repurchase feature as leases.

The Company's existing repurchase agreements as of January 31, 2000 expire as follows:

                (in thousands)
                ----------------------------------------------
                2001                                  $ 4,834
                2002                                    2,710
                2003                                    2,454
                2004                                    1,422
                2005                                    1,473
                Thereafter                                 72
                ----------------------------------------------
                Total                                 $12,965
                ==============================================

LITIGATION

In the normal course of business, the Company is subject to various claims, legal actions, contract negotiations and disputes. Although the ultimate outcome of such claims cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such claims will not have a material adverse effect on the results of operations and cash flows of the Company.

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

b. In addition, the Company has floor plan payables, notes payable and long-term debt owed to Ag Capital Company to finance inventory, various receivables and fixed assets as summarized in Notes 5 and 6. Interest expense paid to related parties totaled $3.6 million, $2.1 million and $1.1 million in fiscal 2000, 1999 and 1998, respectively.

c. The Company had sales to related parties totaling $2.2 million, $7.1 million and $10.4 in fiscal 2000, 1999 and 1998, respectively. The Company also leases certain retail space and vehicles from related parties. Total lease expense for these leases totaled $6.2 million, $5.9 million and $2.9 million in fiscal 2000, 1999 and 1998, respectively.

d. In November 1998, the Company sold the assets of MVI, its agricultural irrigation equipment business, to a related party. The sales price was approximately $5.0 million resulting in a loss of approximately $1.4 million.

13. SUPPLEMENTAL CASH FLOW DISCLOSURES:

Supplemental cash flow disclosures for the Company as of January 31 are as follows:


(in thousands)                                                                   2000        1999        1998
--------------------------------------------------------------------------------------------------------------
Cash payments for interest                                                    $13,744     $13,692     $ 6,610
==============================================================================================================
Cash payments for income taxes                                                $ 2,444     $ 6,730     $ 7,725
==============================================================================================================
Supplemental disclosures of noncash investing and financing activities:
      Increase in assets related to acquisitions through issuance
         and assumption of debt                                               $20,843     $25,577     $13,798
      Decrease in assets related to sale of RDO Rental Co. stock              $39,217          --          --
      Increase in long-term debt related to refinancing
          of short-term debt                                                  $ 5,000          --          --
      Sale of rental assets for purchaser's assumption of debt                $ 2,526          --          --
      Decrease in assets related to sale of irrigation division assets through issuance of a receivable and purchaser's
         assumption of debt                                                        --     $  5,000         --
==============================================================================================================

14. SEGMENT INFORMATION:

The Company's operations are classified into five business segments: construction, agricultural, truck, rental and financial services. The construction operations include the sale, service and rental of construction equipment to customers primarily in the construction and utility industries and to units of government. Agricultural operations include the sale, service and rental of agricultural equipment primarily to customers in the agricultural industry. The truck operations include the sale and service of heavy-duty trucks to customers primarily in the transportation and construction industries. The rental operations provide rental of construction and agricultural equipment to customers primarily in construction and agricultural industries. The financial services operations primarily provide financing arrangements to customers of the Company's other business segments. Prior to fiscal 1999, similar income was included in other segments.

Identifiable assets are those used exclusively in the operations of each business segment or which are allocated when used jointly. Corporate assets are principally comprised of cash, short-term investments, certain property and equipment, and deferred income taxes. Financial services includes interest income and interest expense in revenues and cost of revenues, respectively.

The following table shows the Company's business segments and related financial information for fiscal 2000, 1999 and 1998:

                                                                                                         Financial
                                                                                                      Services and
(in thousands)                       Construction      Agricultural          Truck         Rental        Corporate         Total
--------------------------------------------------------------------------------------------------------------------------------
2000:
   Revenues from                                                                          (1)              (1)
      external customers                $ 336,964         $ 127,605      $ 178,774      $  38,944        $   6,683     $ 688,970
   Interest income                             53               422            167            175               --           817
   Interest expense                         6,594             2,691          2,416          2,835               --        14,536
   Depreciation and
     amortization                           2,509               894            909          7,420            1,218        12,950
   Income (loss) before income
     taxes and minority interest            9,687               876           (223)        (1,029)           2,418        11,729
   Identifiable assets                    153,790            66,533         89,363          9,991           42,320       361,997
   Capital expenditures                      (383)               46            918          1,844            1,469         3,894

1999:
   Revenues from
      external customers                $ 312,194         $ 157,776      $  75,119      $  28,547        $   4,988     $ 578,624
   Interest income                             11               499             65            136               --           711
   Interest expense                         6,304             3,169            819          2,846               --        13,138
   Depreciation and
     amortization                           2,205               959            414          5,813            1,115        10,506
   Income (loss) before income
     taxes and minority interest            6,346            (7,223)         1,457            555            1,905         3,040
   Identifiable assets                    173,441            90,951         33,638         53,924           27,266       379,220
   Capital expenditures                     6,211               516            511         15,942            1,721        24,901

1998:
   Revenues from
      external customers                $ 239,327         $ 170,625      $   6,604      $  12,847        $      --     $ 429,403
   Interest income                            648               551             21            106               --         1,326
   Interest expense                         3,521             1,757            141          1,445               --         6,864
   Depreciation and
     amortization                           1,875               774             51          2,456              152         5,308
   Income before income taxes
     and minority interest                 12,483             8,801            464            748               --        22,496
   Identifiable assets                    178,203            99,234          3,222         30,316            8,457       319,432
   Capital expenditures                       106             1,294             68         15,493              990        17,951

(1) The Company sold RDO Rental Co. January 31, 2000. The rental segment includes the operations for RDO Rental Co. for a full year and identifiable assets are net of the sale. The financial services and corporate segment includes the receivable and gain on the sale.

15. UNAUDITED QUARTERLY FINANCIAL DATA:


(in thousands, except per share data)              First        Second          Third         Fourth      Total Year
---------------------------------------------------------------------------------------------------------------------
Fiscal 2000:
   Total revenues                               $180,542      $177,211       $165,522       $165,695        $688,970
   Gross profit                                   30,731        33,195         32,204         25,963         122,093
   Net income (loss)                               2,130         3,842          2,313         (1,748)          6,537
   Net income (loss) per share -
      basic and diluted                             0.16          0.29           0.18          (0.13)           0.50

Fiscal 1999:
   Total revenues                               $125,945      $152,337       $150,764       $149,578        $578,624
   Gross profit                                   23,733        30,794         15,864         28,958          99,349
   Net income (loss)                               2,456         4,519         (7,264)         1,957           1,668
   Net income (loss) per share -
      basic and diluted                             0.19          0.34          (0.55)          0.15            0.13

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

                    Report of Independent Public Accountants


To RDO Equipment Co.:

We have audited the accompanying consolidated balance sheets of RDO Equipment Co. (a Delaware corporation) and Subsidiaries as of January 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended January 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RDO Equipment Co. and Subsidiaries as of January 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2000 in conformity with accounting principles generally accepted in the United States.

                               ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
   March 10, 2000

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




COMMON STOCK INFORMATION
The Class A Common Stock of RDO Equipment Co. is traded on the New York Stock Exchange under the symbol "RDO." The quarterly high and low reported sales prices on the New York Stock Exchange during the Company's two most recent fiscal years were:


                 First       Second      Third       Fourth
                 Quarter     Quarter     Quarter     Quarter

Fiscal 2000
    High         $  9.19     $ 10.38     $ 9.00      $ 6.69
    Low          $  5.50     $  8.63     $ 5.88      $ 5.50

Fiscal 1999
    High         $ 19.38     $ 17.63     $ 13.88     $ 9.56
    Low          $ 14.63     $ 13.75     $  7.63     $ 7.13


As of April 7, 2000, the Company had 233 record holders and approximately 3,300 beneficial holders of its Class A Common Stock, and one holder of its Class B Common Stock.